





2007 Annual Report

Capstone Turbine Corporation

PROCESSED
JUL 3 0 2007
THOMSON
FINANCIAL

RECD S.E.C.
JUL 2 7 2007
1086

Power when and where you need it.

Clean and simple.

To Our Stockholders,

Fiscal year 2007 was a year filled with many challenges, changes and milestones as Capstone worked to position itself for growth and achieve the next level of product reliability and market adoption. Capstone's management team worked diligently during fiscal year 2007 to strengthen the foundation of the business and accomplished a number of significant achievements that are critical to our future growth and profitability. We would like to share with you a summary of our most recent significant accomplishments:

- In December 2007 Capstone received a follow-on order from our distributor in Russia, Banking Production Center ("BPC"). This $1.6M (or 1.8MW) order was just one of several to be received during fiscal 2007 as Russia developed into one of our most robust and exciting markets.

- In January 2007 Capstone raised $45 million in gross proceeds through the sale of shares of its common stock and warrants to purchase shares of common stock to a group of investors pursuant to the Company's existing shelf registration. As shareholders we were sensitive to the effects of additional share dilution, but as leaders we realized the cash investment was required to reach the Company's goal of cash flow positive given the volatile energy markets and historical market adoption rates. Cash and cash equivalents were $60.3M on March 31, 2007, the end of our fiscal year. Management believes our cash position is adequate to reach our short- term goals.

- In February 2007 James D. Crouse joined Capstone as Vice President of Sales and Marketing. Jim is a proven industry veteran in reciprocating engine-based distributed generation solutions and is leading Capstone in increasing the market adoption rate against the incumbent reciprocating engine technologies. In addition, Capstone returned its focus to a more classic distribution model that will potentially lower overall selling expense and improve market adoption.

- In March 2007 Shelby Ahmann joined Capstone to lead its Customer Service department. Shelby has a strong customer service background and over fifteen years of relevant industry experience. Shelby is focused on building a contract service business to improve customer satisfaction and develop enthusiastic repeat customers.

- In May 2007 the company's MicroTurbine™ energy systems surpassed the 15-million-hour mark in documented run-time operation. In addition, the company also shipped its 4000th unit and achieved significant Mean Time Between Failure (MTBF) reliability criteria as follows:
  - MTBF of greater than 8,000 hours for the C60 Series
  - MTBF of greater than 15,000 hours for the C30

- In fiscal 2007 Capstone continued its global outsourcing strategy to improve our buying power and lower our material costs.

- Late in fiscal 2007 and early fiscal 2008 Capstone strengthened its distribution channels by executing distributor agreements with Cogen Contractors for the Metropolitan New York area, E-Finity for the Mid Atlantic area, and Stellar Industries, an important OEM partner with a global outreach.

The above accomplishments strengthened the *foundation of* our company and are necessary steps towards achieving our strategic goals. In fiscal 2008 we look forward to adding additional experienced distribution partners, continuing to improve our industry leading reliability, and building a world-class service organization. We look forward to meeting more of the growing global need for "green" distributed electrical generation as many countries look to both lower their carbon footprint and meet their ever increasing need for clean reliable electricity.

On behalf of the entire Board, management and employees of Capstone, we want to thank you for your continuing support and confidence in our unique distributed generation technology.

Sincerely,



Eliot G. Protsch
Chairman of the Board



Darren R. Jamison
President and CEO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-15957

CAPSTONE TURBINE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**95-4180883**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

21211 Nordhoff Street, Chatsworth, California 91311

(Address of principal executive offices) (Zip code)

818-734-5300

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class—Common Stock, par value $.001 per share

Series A Preferred Stock Purchase Rights

Name of Exchange on which Registered—NASDAQ

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or an amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the shares of Common Stock of the Registrant held by non-affiliates on September 30, 2006 was $138.7 million.

As of June 6, 2007, 143,987,706 shares of the Registrant's Common Stock were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the Registrant's 2007 Annual Meeting of stockholders are incorporated by reference into Part III of this report to the extent described therein.

CAPSTONE TURBINE CORPORATION

FORM 10-K

TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	22
Item 2.	Properties	22
Item 3.	Legal Proceedings	22
Item 4.	Submission of Matters to a Vote of Security Holders	23
	PART II	
Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	24
Item 6.	Selected Financial Data	25
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	26
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	34
Item 8.	Financial Statements and Supplementary Data	34
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	34
Item 9A.	Controls and Procedures	35
Item 9B.	Other Information	37
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	37
Item 11.	Executive Compensation	37
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	37
Item 13.	Certain Relationships, Related Transactions and Director Independence	37
Item 14.	Principal Accountant Fees and Services	37
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	38
Signatures		

PART I

Item 1. *Business.*

Overview

We develop, manufacture, market and service microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power ("CHP") and combined cooling, heat and power ("CCHP")), resource recovery and secure power. In addition, our microturbines can be used as generators for hybrid electric vehicle applications. Microturbines allow customers to produce power on-site in parallel with the electric grid or stand alone. There are several technologies which are used to provide "on-site power generation", also called "distributed generation," such as reciprocating engines, solar power, wind powered systems and fuel cells. For customers who do not have access to the electric utility grid, microturbines can provide clean, on-site power with lower scheduled maintenance intervals and greater fuel flexibility than competing technologies. For customers with access to the electric grid, microturbines can provide an additional source of continuous duty power, thereby providing additional reliability and in most instances, cost savings. With our stand-alone feature, customers can produce their own energy in the event of a power outage and can use the microturbines as their primary source of power for extended periods. Because our microturbines also produce clean, usable heat energy, they can provide economic advantages to customers who can benefit from the use of hot water, air conditioning and direct hot air. Our microturbines are sold primarily through our distributors and dealers. We, along with our Authorized Service Companies ("ASCs"), provide installation and service. Successful implementation of the microturbine relies on the quality of the microturbine, the ability to sell into appropriate applications, and the quality of the installation and support.

We believe we were the first company to offer a commercially available power source using microturbine technology. Our 30- kilowatt ("Model C30") and 60 and 65 kilowatt ("C60 Series") products are designed to produce electricity for commercial and industrial users. A Model C30 product can produce enough electricity to power a small convenience store. The C60 Series products can produce enough heat to provide hot water to a 100-room hotel while also providing about one-third of its electrical requirements. Our microturbines combine patented air-bearing technology, advanced combustion technology and sophisticated power electronics to form efficient and low emission electricity and heat production systems. Because of our air-bearing technology, our microturbines do not require liquid lubricants. This means they do not require routine maintenance to change oil or other lubrications, as do the most common competing products. The Model C30 product can be fueled by various sources including natural gas, propane, sour gas, renewable fuels such as landfill or digester gas, kerosene and diesel. The C60 Series can be fueled by natural gas or renewable fuels such as landfill or digester gas. The C60 Series products are available with an integrated heat exchanger, making it efficient to install in applications where hot water is used. Our products produce exceptionally clean power. In terms of nitrogen oxides ("NOx") emissions, our microturbines have been shown to consistently produce less NOx than conventional reciprocating engines including those designed for natural gas.

Stationary applications for our microturbines, either independent of, or connected to, the electric utility grid, are extremely broad. The primary stationary markets that we have sold products to include:

- ***Cogeneration—CHP and CCHP***—Cogeneration maximizes the use of energy produced by the microturbines and enhances the economic advantage for customers. Cogeneration is a market that seeks to use both the heat energy and electric energy produced in the power generation process. Using the heat and electricity created from a single combustion process increases the efficiency of the system from approximately 30% to 70%, or more. The increased operating efficiency often reduces overall emissions and, through displacement of other separate systems, can reduce variable production costs. The most prominent uses of heat energy include space heating and air conditioning, heating and cooling water, as well as drying and other applications. For example, we have used the heat generated by the microturbines to supply hot water solutions for hotels and schools. When our microturbine exhaust fuels an absorption chiller, the chiller produces chilled water for air conditioning and other uses. These systems have also been implemented to supply solutions in grocery stores and manufacturing applications.

  There are potential markets for CHP and CCHP applications in North America, Europe, Russia and parts of Asia. Many governments have encouraged more efficient use of the power generation process to reduce pollution and the cost of locally produced goods. Japan, which has some of the highest electric power costs in the world, has been particularly active in exploring innovative ways to improve the efficiency of generating electricity. To access this market, we have entered into agreements with distributors, which have engineered CHP packages that utilize the hot exhaust air of the microturbine for heating water and also use the hot exhaust to run an absorption chiller for air conditioning. Further, we have developed our own integrated CHP product where the heat exchanger is placed on top of the C60 Series product. This provides a pre-engineered solution for hot water applications.

- ***Resource recovery***—On a worldwide basis, there are thousands of locations where the production of fossil fuels and other extraction and production processes create fuel byproducts, which traditionally have been released or burned into

the atmosphere. Our microturbine products can use methane gas from landfills and wastewater treatment facilities and can burn these waste gases with minimal emissions, thereby, in some cases, avoiding the imposition of penalties incurred for pollution, while simultaneously producing electricity for use at the site or in the surrounding community. Our microturbine products have demonstrated effectiveness in this application and outperform conventional combustion engines in a number of situations, including when the gas contains a high amount of sulfur. These gases are considered renewable resources or other anaerobic digestion processes.

- ***Secure power***—The need for secure power is becoming more apparent with recent world events. On May 24, 2006 we received our first Materials Equipment Acceptance (MEA) approval from the New York City Department of Buildings MEA Division and the New York Fire Department.

  Because of the potentially catastrophic consequences of even momentary system failure, certain power users, such as high technology and information systems companies, require particularly high levels of reliability in their power service. Capstone microturbines can follow levels of demand, providing prime power with N+1 redundancy when other sources fail. Dual mode units operating in a prime power configuration can support a 150% overload for 10 seconds during transient conditions. Dual mode units operating in grid parallel mode can provide customers a back-up power system with an economic payback. These systems offer high onsite energy efficiency when combined with a heat exchanger (CHP) to create hot water or with a chiller (CCHP) for air conditioning at these facilities. This configuration, when combined with the Capstone Dual Mode Controller, can transition from the grid parallel mode to prime power mode in less than 10 seconds.

  With opportunities created by deregulation in the electric utility industry and increased reliance on sensitive digital electronics in day-to-day life, industrialized societies are increasingly demanding high quality, highly reliable power. End customers with greater freedom of choice are investigating alternative power sources to protect their business operations and equipment from costly interruptions. Customers who are charged peak rates by utilities can use microturbines to "peak shave" or self-generate electricity to manage their electric consumption to avoid costly "peak demand" charges.

  Utilities also can take advantage of Capstone MicroTurbines® to avoid costly transmission and distribution system expansion or upgrades in uncertain growth or "weak" areas in the electric utility grid. These companies can place our microturbines where the electrical power is needed. The microturbines can supply power in conjunction with the power provided by the utility's standard generation and transmission equipment. In the alternative, the utility can use the microturbines to provide power during times when demand for power is at its highest, potentially reducing the need for expensive expansions to the central power plant. Rural electric cooperatives and electric utilities may use our microturbines as a stand-alone system to provide temporary or back-up power for specific applications or to provide primary power for remote needs.

- ***Vehicular Application***— Our technology is also used in vehicular applications. Our customers have applied our products in hybrid electric vehicles such as buses and railcars. We have continued to explore development of vehicular applications, such as advanced military applications and auxiliary power systems for naval vessels. Vehicular applications could become a focused area for development if a significant market demand for a vehicular application emerges.

We sell complete microturbine units, subassemblies, components and various accessories. We also remanufacture microturbine engines and provide after-market parts and services. Our microturbines are sold primarily through distributors and dealers, although we also have a direct sales effort in portions of the United States. Our distributors purchase our products for sale to end users. The distributors are also required to provide a variety of additional services, including engineering the applications in which the microturbines will be used, installing the products at the end users' sites, commissioning the installed applications and providing post-commissioning service. Our distributors perform like value-added resellers. Some distributors, that we call Original Equipment Manufacturers ("OEMs"), integrate Capstone's products into their own product solutions. Dealers are like distributors in that they purchase our products for sale to end users and also provide application engineering and installation. However, dealers are different from distributors in that dealers do not perform commissioning or provide post-commissioning service. Capstone has also established some outside sales representatives who qualify and close customer orders. The order is then booked directly by Capstone. Capstone has a factory direct service offering for commissioning and post-commissioning service in selected areas of the United States. All of our distributors are ASCs. We also have ASCs who do not sell our products, but only offer service for them. Successful implementation of the microturbine depends upon the quality of the microturbine, the ability of the distributors and dealers to sell into appropriate applications, and the quality of installation, commissioning service and support provided.

Our Products

We began commercial sales of our Model C30 products in 1998, targeting the emerging distributed generation industry that was being driven by fundamental changes in power requirements. In September 2000, we shipped the first commercial unit of our C60 Series microturbine. We began shipping the C60 Integrated CHP solution in 2003 and first shipments of the C65 models occurred during the quarter ended March 31, 2006. Our total installed microturbines have logged more than 15 million operating hours. We are still in the early phases of commercializing this technology and, to date, have not been profitable or generated positive cash flow.

Our backlog as of March 31, 2007 was approximately $5.0 million or 5.5 megawatts. As of March 31, 2006 our backlog was approximately $7.1 million or 7.6 megawatts. The backlog reflects orders that we considered firm, however, cancellations may occur and will be reflected in our backlog when known.

Capstone MicroTurbines are compact, environmentally friendly generators of electricity and heat. They operate on the same principle as a jet engine with the added capability of using a variety of commercially available fuels, such as natural gas, diesel, kerosene and propane, as well as previously unusable or underutilized fuels. For example, our microturbines can operate on low British Thermal Unit ("BTU") gas, which is gas with lower energy content, and can also operate on gas with a high amount of sulfur, known in the industry as sour gas. Examples of these fuel sources include methane from facilities such as wastewater treatment plants, landfills or agrodigesters. The compact and light-weight, modular design provides for flexibility in installing our microturbines in applications that are not suitable for other distributed energy devices.

Our microturbines incorporate three major design features:

- advanced combustion technology;
- patented air-bearing technology; and
- digital power electronics.

Our advanced combustion technology allows the Capstone MicroTurbines to achieve low emissions capability with a design that is simple to manufacture. These low emission levels not only provide an environmentally friendly product, but also eliminate permitting requirements in several municipalities for continuously operated onsite power generation. The air-bearing system allows the microturbine's single moving assembly to produce power without the need for typical petroleum-based lubrication. Air-bearings use a high-pressure field of air rather than petroleum lubricants. This improves reliability and reduces maintenance, such as oil changes. The electronic controls manage critical functions and monitor operations of the microturbine. For instance, our electronics control the microturbine's speed, temperature and fuel flow and communicate with external computers and modems. The power electronics coordinate with the demand signals provided by customers, with the grid when the units are operated in a grid-connect mode and with the on-board battery when equipped for stand-alone mode. All control functions are performed digitally. Performance is optimized, resulting in lower emissions, higher reliability and high efficiency over a variable power range.

Our Model C30 and C60 Series products are approximately the size of a large refrigerator. Our Model C30 generates approximately 30 kilowatts of electric power, which is enough to power a typical convenience store, and approximately 300,000 kilojoules per hour of heat, which provides enough energy to heat 20 gallons of water per minute with a 20-degree Fahrenheit temperature rise. Our C60 Series products are designed to similar criteria, and generate approximately 60 to 65 kilowatts of electric power. The electrical output of our units can be paralleled in multiple unit configurations through our Advanced Power Server product and a digital communications cable to serve larger installations requiring electrical loads up to two megawatts.

Our products can operate:

- connected to the electric utility grid as a current source;
- on a stand-alone basis as a voltage source;
- multipacked to support larger loads as a "virtual single" unit; and
- dual mode, where the microturbine operates connected to the electric utility grid as a current source when grid voltage is available, and, when combined with the optional Dual Mode Controller, can automatically sense that grid voltage is no longer available, disconnect itself from the grid and reconfigure the microturbine output as a voltage source within 10 seconds to operate on a stand-alone basis.

We also offer C60 Series Integrated CHP systems. These systems combine the standard C60 Series microturbine unit with a Heat Recovery Module that provides electricity and heats water in a single package.

Our family of products is currently available ("X") in the following configurations:

Product Configurations

	Model C30		C60 Series		
	Grid Connect	**Stand-Alone**	**Grid Connect**	**Stand-Alone**	**Integrated CHP**
Low pressure natural gas	X	X	X	X	X
High pressure natural gas	X	X	X	X	X
Low BTU gas	X		X		X
Sour gas	X	X	X	X	X
Gaseous propane	X	X	X	X	X
Compressed natural gas	X	X	X	X	X
Diesel	X	X			
Bio-diesel	X	X			
Kerosene	X	X			

We offer various accessories for our products including rotary gas compressors with digital controls, heat recovery modules for CHP applications, dual mode controllers that allow automatic transition between grid connect and stand-alone modes, batteries with digital controls for stand-alone or dual-mode operations, power servers for large multipacked installations, protocol converters for Internet access, packaging options and miscellaneous parts such as frames, exhaust ducting and installation hardware. We also sell microturbine components and subassemblies to OEMs.

The Capstone *MicroTurbine* consists of a turbogenerator and our patented electronic controls, combined with ancillary systems such as a fuel system. The turbogenerator includes a mechanical combustor system and a single moving assembly rotating on our patented air-bearings at up to 96,000 revolutions per minute. The combustor system operates on a variety of fuels and, at full power, achieves NOx emissions levels in the exhaust of less than nine parts per million per volume with natural gas and less than 35 parts per million per volume when operating with diesel. The C60 iCHP Natural Gas systems are certified to the California Air Resources Board ("CARB") 2003 emissions standards for distributed generation installed in California and certification of this configuration to the CARB 2007 standard is pending. As a result of our patented air-bearing technology, our microturbines do not require liquid lubrication. In addition, our microturbines do not utilize liquid cooling, keeping scheduled maintenance costs extremely low throughout their useful life.

Our electronic controls include an air cooled, insulated gate bipolar transistor (commonly known as IGBT) based inverter with advanced digital signal processor based microelectronics. These electronics control and manage the microturbine using proprietary software and advanced algorithms. The controls:

- start the turbogenerator and manage its load;
- coordinate the functioning of the microturbine with the grid;
- manage the speed, fuel flow, and exhaust temperature of the microturbine;
- convert the variable frequency, up to a maximum of 1,600 Hertz, and variable voltage power produced by the generator into a usable output of either 50/60 Hertz AC or optionally DC for HEV applications; and
- provide digital communications to externally maintain and control the equipment.

In addition, our proprietary Capstone Remote Monitoring Software ("CRMS") provides an advantage to end-users by allowing them to remotely operate and manage the microturbine. Unlike the technology of other power sources that require manual monitoring and maintenance, the microturbine allows end-users to remotely and efficiently monitor performance, power generation and time of operation using our CRMS interface software with standard personal computers. This remote capability can provide end-users with power generation flexibility and cost savings. During the fiscal year ended March 31, 2006, referred to herein as "Fiscal 2006," we also initiated an internet based communication system, the Capstone Service Network, to provide continuous remote monitoring and diagnostics. If the Capstone Service Network detects an out-of-limit condition or alarm, it automatically notifies the responsible ASC for immediate follow up action. This is expected to result in even higher levels of power availability and customer satisfaction.

The Model C30 was initially designed to operate connected to an electric utility grid and using a high pressure, natural gas fuel source. We have expanded its functionality to operate with different fuels including a variety of carbon-based fuels such as propane, sour gas, kerosene and diesel. The combustor system remains the same for all fuels, except for the fuel injectors, which currently vary between liquid and gaseous fuels. The Capstone MicroTurbine's multi-fuel capability provides significant competitive advantages with respect to some of our selected vertical markets.

Our Model C60 Series grid-connect and stand-alone microturbine power systems meet the Underwriters' Laboratories certification for the UL 2200 stationary engine generator standards and the UL 1741 utility interconnection requirements. Our products are manufactured by processes that are ISO 9001 certified.

In 2002, the California Energy Commission certified our 30-kilowatt and 60-kilowatt microturbine power systems as the first products to comply with the requirements of its "Rule 21" grid interconnection standard. This standard streamlines the process for connecting distributed generation systems to the grid in California. The benefits of achieving this standard include avoiding both costly external equipment procurement requirements and extensive site-by-site and utility-by-utility analysis. Our protective relay functionality has also been recognized by the State of New York which has pre-cleared our microturbines for connection to New York's electric utility grid.

Our 60-kilowatt microturbine power system was the first mechanical power generation product to be certified by the State of California as meeting its stringent distributed generation emissions standards that went into effect in 2003.

During Fiscal 2006, we became the first microturbine manufacturer to achieve Underwriter's Laboratories Class I, Division 2 certification for operation in hazardous-area oil and gas applications. These specially packed systems are applied in oil and gas production areas with potentially explosive environments.

Applications

Worldwide, stationary power generation applications vary from huge central stationary generating facilities, above 1,000 megawatts, down to back-up uses below ten kilowatts. Historically, power generation in most developed countries, such as the United States ("U.S."), has been part of a regulated system. A number of developments related primarily to the deregulation of the industry, as well as significant technology advances, have broadened the range of power supply choices available to customers. We believe that our microturbines will be used in a variety of innovative electric power applications requiring less than three megawatts and, more immediately, in those requiring less than 500 kilowatts. Within the distributed generation markets served, we focus on vertical markets that we have identified as having the greatest near-term potential. In the markets we are focusing on (secure power, CHP, CCHP and resource recovery), we have identified specific targeted vertical market segments. Within each of these markets, we have identified what we believe to be the critical factors to penetrating these markets and have built plans around those factors.

Cogeneration—CHP / CCHP

Cogeneration is a market that seeks to use both the heat energy and electric energy produced in the power generation process. Using the heat and electricity created from a single combustion process increases the efficiency of the system from approximately 30% to 70%, or more. The increased operating efficiency often reduces overall emissions and, through displacement of other separate systems, can reduce variable production costs. The most prominent uses of heat energy include space heating and air conditioning, heating and cooling water, as well as drying and other applications.

There are potential markets for CHP and CCHP applications in North America, Europe, Russia and parts of Asia. Many governments have encouraged more efficient use of the power generation process to reduce pollution and the cost of locally produced goods. To access these markets, we have entered into agreements with distributors, which have engineered CHP packages that utilize the hot exhaust air of the microturbine for heating water and also use the hot exhaust to run an absorption chiller for air conditioning. Further, we have developed our own integrated CHP product where the heat exchanger is placed on top of the C60 Series product. This provides a pre-engineered solution for hot water applications.

Resource Recovery/Renewable Fuels

On a worldwide basis, there are thousands of locations where the production of fossil fuels and other extraction and production processes creates fuel byproducts, which traditionally have been released or burned into the atmosphere. Our microturbines can burn these waste gases with minimal emissions, thereby, in some cases, avoiding the imposition of penalties incurred for pollution, while simultaneously producing electricity for use at the site or in the surrounding community. Our microturbine products have demonstrated effectiveness in this application and outperform conventional combustion engines in a number of situations, including when the gas contains a high amount of sulfur. We have sold systems that were installed in

the resource recovery market to be used at oil and gas exploration and production sites. We have also sold systems to be used to burn gases released from landfills and wastewater treatment facilities. These gases are considered renewable resources.

Secure Power

The need for secure power is becoming more apparent with recent world events. On May 24, 2006 we received our first MEA approval from the New York City Department of Buildings MEA Division and the New York Fire Department.

Because of the potentially catastrophic consequences of even momentary system failure, certain power users, such as high technology and information systems companies, require particularly high levels of reliability in their power service. Our microturbines can follow levels of demand, providing power when other sources fail. Our products can be configured in multiple unit arrays and used in combination to provide a highly reliable electricity generating system. We believe that customers with particularly low tolerances for power service interruptions represent a growing and long-term potential market for our microturbine products.

With opportunities created by deregulation in the electric utility industry and increased reliance on sensitive digital electronics in day-to-day life, industrialized societies are increasingly demanding high quality, highly reliable power. End customers with greater freedom of choice are investigating alternative power sources to protect their business operations and equipment from costly interruptions. Customers who are charged peak rates by utilities can use microturbines to "peak shave" or self-generate electricity to manage their electric consumption to avoid costly "peak demand" charges.

Utilities also can take advantage of Capstone MicroTurbines to avoid costly transmission and distribution system expansion or upgrades in uncertain growth or "weak" areas in the electric utility grid. These companies can place our microturbines where the electrical power is needed. The microturbines can supply power in conjunction with the power provided by the utility's standard generation and transmission equipment. In the alternative, the utility can use the microturbines to provide power during times when demand for power is at its highest, potentially reducing the need for expensive expansions to the central power plant. Rural electric cooperatives and electric utilities may use our microturbines as a stand-alone system to provide temporary or back-up power for specific applications or to provide primary power for remote needs.

While Capstone MicroTurbines have been deployed solely for the power reliability applications noted above, the highest economic benefits come from combining CHP or CCHP applications with the customer's need for secure power using a "Dual-Mode" microturbine. Our Dual-Mode microturbines are able to operate connected to a utility grid, but can switch over to stand-alone operation in less than 10 seconds. This provides end users with a backup system with a short return on investment. About half of our microturbine sales are the Dual-Mode versions.

The ability of our microturbines to use a location's fuel of choice, including, for example, kerosene, diesel or propane, allows customers to use their available fuel source infrastructure more efficiently. We also have designed our microturbines to be a competitive primary power source alternative compared to diesel generators and other technologies that currently provide power to remote areas or areas with unreliable central generation. This is due to our microturbines' "load following" characteristic, which means that our microturbines are able to match power output to the served facility's need for power. Remote commercial and industrial applications, including oil and gas, can also benefit from use of our microturbines. The less frequent scheduled maintenance intervals mean fewer trips are required to provide routine maintenance to remotely located units, and the remote management and monitoring functions provide greater ease of interface with the units.

Capstone MicroTurbine Benefits

Multi-Fuel Capability

The Capstone MicroTurbine design provides flexibility for use with a variety of possible fuels, including both gaseous and liquid fuels. This multi-fuel capability increases the number of applications and geographic locations in which our microturbines may be used. The Model C30 is currently capable of being configured for low pressure natural gas, high pressure natural gas, low BTU gas such as methane, high sulfur content (sour) gas, gaseous propane and compressed natural gas, as well as liquid fuels such as diesel, bio-diesel and kerosene. Our Model C60 currently uses natural gas, low BTU gas such as methane from landfills or digesters, sour gas up to 800ppm H_2S, and gaseous propane.

Cost Competitive

We believe our microturbines have the potential to be cost competitive in our target markets. The value proposition for our microturbine depends upon a variety of cost elements, including capital cost of the microturbine itself, the cost to engineer and install a complete system at a user's facility, expected maintenance costs over the life of the project, fuel costs, the type of application, the value of the microturbine's electrical output, and other costs that may be offset by deploying a given

microturbine solution. The Capstone MicroTurbine value proposition must then be compared with other competing solutions, such as reciprocating engine generators or fuel cells.

One of our best value propositions is CHP. We have experienced examples of customer return on investment in less than five years, with many facilities falling below three years. The United States Energy Policy Act of 2005 includes a 10% investment tax credit for microturbines, providing future advantage for our product. Recently published data for the California self-generation incentive program indicate that microturbines are the preferred technology for installations below 200 kilowatts. With continued product cost reduction and more standardized and less costly installations, we believe that the Capstone value proposition will improve.

In the exploration and production markets, environmental penalties incurred for flaring or venting gas can be avoided by using our microturbines. Our microturbines can burn wellhead gas directly off the casing head, avoiding any intermediary sulfur scrubbing devices, while competing devices require extra maintenance and additional intermediary devices. In the landfill gas digestion market, the microturbine can burn low BTU and sour gas while requiring minimal routine maintenance relative to competing technologies such as reciprocating engines. The ability of the microturbine to provide onsite or distributed power generation allows for less capital expenditures compared to the electric utility grid, which requires up-front capital expenditures for additional distribution and transmission lines.

Environmentally Friendly

In stationary power generation configurations, our digitally controlled combustion system produces less than nine parts per million per volume of emissions of NOx and unburned hydrocarbons at full power when burning natural gas, and less than 35 parts per million per volume of emissions of NOx when using diesel fuel. We believe that these emissions levels are among the lowest emissions of any fossil fuel combustor without catalytic combustion or other emissions reduction equipment, which results in a high quality exhaust. Because of our patented air-bearing technology, our microturbines require no petroleum-based lubricants, and avoid potential ground contamination caused by petroleum-based lubricants used by conventional reciprocating engines, turbines and other microturbines. Because our system is air cooled, we avoid the use of toxic liquid coolants, such as glycol.

Availability and Reliability

Our microturbines can provide both high availability and reliability when compared to other power generation alternatives. We designed the microturbine for a minimum target availability of 99%. Certain of our microturbines have achieved this availability target when using high-pressure natural gas, and we are working to achieve this availability target across all of our units and for other fuel sources. Some Capstone customers have started our microturbines, set them for full power output 24 hours a day for an entire year, and only shut down at the end of the year for scheduled maintenance to change the filters.

Minimal Scheduled Maintenance

Our patented air-bearing system, solid state electronic controls and air-cooled design reduce the scheduled maintenance cost of our microturbines as compared to alternative products. The air bearings eliminate the need for liquid lubrication, avoiding the need to change oil and individually lubricate ball bearings or other similar devices. Our product's ability to continuously and remotely monitor our microturbine performance avoids regularly scheduled diagnostic maintenance costs. The air-cooled design eliminates all of the maintenance related to liquid cooling systems utilized with conventional power electronics technology and generator cooling. Currently, the scheduled maintenance interval for both the Model C30 and C60 is periodic cleaning or changing of the intake air filter, fuel filters and other consumable items every 8,000 hours of operation, with maintenance intervals dependent upon operation, environment, duty cycle and other operational variables.

Remote Monitoring and Operating

Our electronic controls allow users to efficiently monitor our microturbines' performance, power generation and time of operation in the field from off-site locations. In addition, the operator can remotely turn the microturbine on and off, control the fuel flow and vary the power output.

Flexible Configuration

Our microturbines can be customized to serve a wide variety of operating requirements. They can be connected to the electric utility grid or operate on a stand-alone or dual mode basis. They can use a variety of fuel sources and can be readily integrated into combined heating and power applications. The microturbine can be sold either as a ready-to-use unit or in

component and subassembly form for repackaging to the ultimate end-user. The microturbine can be operated as a single unit or several units can be installed together and operated in parallel.

Scalable Power System

Our microturbines are designed to allow multiple units to run together to meet each customer's specific needs. This feature enables users to meet more precisely their growing demand requirements and thereby manage their capital costs more efficiently. All of the synchronizing and load sharing capabilities are built into our digital control system, thereby eliminating the cost and space for traditional external equipment to provide these functions.

Relative Ease of Transportation and Minimal Site Requirements

Our microturbines are easy to transport and relocate. Their small size allows great flexibility in siting. Our stationary systems in enclosures are approximately six feet tall and weigh between 900 and 3,000 pounds, depending upon model and optional equipment. Our microturbines require a fuel source connection, a connection for the power generated, and proper venting or utilization of exhaust. Larger multipack microturbine configurations may require concrete pads to support the additional weight, but the connections are similar.

Protective Relay Functionality

Our microturbines have protective relay functions built into them such that in grid-connect mode, the microturbine will not send power out over the electric utility grid if the utility is not supplying voltage. This circuit protection function minimizes the potential damage to the local electric grid, which is one of the electric utilities' major concerns about the interconnection of distributed generation technologies. The microturbines have similar built-in protective relay functions to protect against faulty conditions when operating in stand-alone mode.

Sales, Marketing and Distribution

We sell microturbines in the worldwide stationary markets. We anticipate that our microturbines will be used in a variety of stationary power applications requiring less than three megawatts and more immediately in those requiring less than 500 kilowatts.

We sell our products through distributors and dealers, and in some areas of the United States, we sell our products directly. Our parts are sold to distributors, ASCs and to end users. Our typical terms of sale include shipments of the products with title, care, custody and control transferring at our dock, payment due anywhere from in advance of shipment to 90 days from shipment, and warranty periods of approximately 15 to 18 months from shipment. We typically do not have customer acceptance provisions in our agreements.

Sales by Geographical Location

North America

We have distribution agreements with a number of companies throughout North America for the resale of our products. Many of these distributors serve multiple markets in their select geographic regions. The primary markets served in this region have been CHP and resource recovery.

In addition to our distributors, we are initiating actions to expand our presence in our targeted markets by utilizing dealers, manufacturer's representatives and packagers as well as direct sales in selected markets in North America.

In developing our sales opportunities we have identified the need to address various requirements present in our target localities. These requirements include electric grid interconnection standards, gas utility connection requirements, building and fire safety codes and various inspections and approvals. The costs and schedule ramifications of these various approvals can be significant to the completion of an installation. Our goal is to work with the applicable regulating entities to establish compliant standards for the installation of our microturbines so that the costs and installation timelines are minimized for our customers. To date, we have received pre-approval by the New York State Public Services Commission for installation and interconnection to the electric utilities in New York, and we meet the California interconnection requirements. We believe that we can create market advantages for our products through enhancing the ease of deploying our distributed generation solutions.

Asia

Our sales and marketing strategy in Asia has been to develop several distributor relationships in Japan and subsequently enter other selected markets along the Pacific Rim.

Our primary market focus in Japan is CHP applications. Within Japan, there is great demand for economic energy solutions that will lower both the existing high cost of electricity and meet the greenhouse gas emissions guidelines of the Kyoto accords. Our Japanese distributors recognize the quickest and most practical way to accomplish this is through CHP applications, which raise efficiencies from approximately 30% for pure electrical generation to approximately 70% or more. Our Japanese distributors mainly act as packagers. They seek to design applications using our microturbines and/or subassemblies and components for their particular target CHP market, as well as the "free fuel" biogas market. The Japanese market tends to prefer systems that burn liquid fuels because of the lower costs and greater availability of the fuel.

Other areas in Asia and the Pacific Rim offer attractive opportunities as well. South Korea and China are areas where resource recovery applications and CHP and CCHP solutions are expected to experience market growth.

Europe and Russia

To address the European market, including Russia, we are strengthening our relationship with existing distributors and supporting them and, expanding our distribution base by placing direct sales and service resources in the region. We have an office in Europe for the purpose of working with our distributors there on a daily basis to realize growth opportunities. We have established a spare parts distribution center in Europe to make parts readily available to our distributors. Resource recovery applications have been growing in Europe based on attractive incentives established in several countries. Further, Europe has a history of extensive use of distributed generation technologies.

Revenue

For geographic and segment revenue information, please see "Notes to Consolidated Financial Statements—Segment Reporting."

Customers

Two customers accounted for 16% and 12% of net revenue for the year ended March 31, 2007, respectively. Sales to Banking Production Centre accounted for 16%, 10% and 7% of our net revenue for the years ended March 31, 2007, 2006 and 2005, respectively. Sales to United Technologies Corporation ("UTC") accounted for 12%, 17% and 15% of our net revenue for the years ended March 31, 2007, 2006 and 2005, respectively. As of March 31, 2007, UTC represented 19%, Banking Production Centre represented 15% and one other customer represented 11% of accounts receivable, respectively. To date, we have sold to a relatively few number of customers and have limited repeat business.

Competition

The market for our products is highly competitive and is changing rapidly. Our microturbines compete with existing technologies such as reciprocating engines and may also compete with emerging distributed generation technologies, including solar power, wind powered systems, fuel cells and other microturbines. Many companies who could be our customers today rely on the utility grid for their electrical power. As many of our distributed generation competitors are large, well-established companies, they derive advantages from production economies of scale, worldwide presence and greater resources, which they can devote to product development or promotion.

Generally, power purchased from the electric utility grid is less costly than power produced by distributed generation technologies, such as fuel cells or microturbines. Utilities may also charge fees to interconnect to their power grids. However, we can provide economic benefits to end users in instances where the waste heat from our microturbine has value (CHP and CCHP), where fuel costs are low (resource recovery/renewable fuels), where the costs of connecting to the grid from locations are high, where reliability and power quality are of critical importance, or in situations where peak shaving could be economically advantageous because of highly variable electricity prices. Because the Capstone MicroTurbine can provide a reliable source of power and can operate on multiple fuel sources, we believe it offers a level of flexibility not currently offered by other current technologies such as reciprocating engines.

Our competitors that produce reciprocating engines have products and markets that are well developed and technologies that have been proven for some time. A reciprocating engine is similar in design to an internal combustion engine used in automobiles. Reciprocating engines are popular for primary and back-up power applications despite higher levels of emissions, noise and maintenance. These technologies, which typically have a lower up-front cost than microturbines, are currently produced by, among others, Caterpillar, Cummins, Waukesha, GE Jenbacher, Deutz and Kohler.

Our microturbines may also compete with other distributed generation technologies, including solar power and wind-powered systems. Solar powered and wind powered systems produce no emissions. The main drawbacks to solar powered and wind powered systems are their dependence on weather conditions and high capital costs.

Although the market for fuel cells is still developing, a number of companies are focused on the residential and vehicle fuel cell markets, including FuelCell Energy, UTC Power, Plug Power and Ballard Power Systems. Fuel cells have lower levels of NOx atmospheric emissions than our microturbines. We believe that none of these fuel cell technologies will compete directly with our microturbines in the short-term. However, over the medium-to-long term, fuel cell technologies that compete directly with our products may be introduced.

We also compete with several companies who have microturbine products, many of which have significantly greater resources and market presence than us, including Ingersoll-Rand, Elliott Energy Systems and Toyota.

Overall, we compete with end users' other options for electrical power and heat generation on the basis of the ability of our microturbines to provide power when utility grid power is not available or goes out of service, total cost of ownership, power quality, the ability to run certain of our microturbines on multiple fuel types and ease of maintenance.

Governmental and Regulatory Impact

Our markets can be positively or negatively impacted by the effects of governmental and regulatory matters. We are affected not only by energy policy, laws, regulations and incentives of governments in the markets into which we sell, but also by rules, regulations and costs imposed by utilities. Utility companies or governmental entities could place barriers on the installation of our product or the interconnection of the product with the electric grid. Further, they may charge additional fees to customers who install on-site power generation, thereby reducing the electricity they take from the utility, or for having the capacity to use power from the grid for back-up or standby purposes. These types of restrictions, fees or charges could hamper the ability to install or effectively use our product or increase the cost to our potential customers for using our systems. This could make our systems less desirable, thereby adversely affecting our revenue and profitability potential. In addition, utility rate reductions can make our products less competitive which would have a material adverse effect on our operations. These costs, incentives and rules are not always the same as those faced by technologies with which we compete. However, rules, regulations, laws and incentives could also provide an advantage to our distributed generation solutions as compared with competing technologies if we are able to achieve required compliance in a lower cost, more efficient manner. Additionally, reduced emissions and higher fuel efficiency could help our customers combat the effects of global warming. Accordingly, we may benefit from increased government regulations that impose tighter emission and fuel efficiency standards.

Government funding can impact the rate of development of new technologies. While we have, and continue to receive some development funding, committed amounts remaining are relatively low. See "Research and Development." Competing new technologies generally receive larger incentives and development funding than do microturbines.

Sourcing and Manufacturing

Our microturbines are designed to achieve high volume, low-cost production objectives. Our manufacturing designs include the use of conventional technology, which has been proven in high volume automotive and turbocharger production for many years. The microturbines are designed for simple assembly and testing and to facilitate automated production techniques using less-skilled labor.

Our strategy of out-sourcing the manufacturing and assembly of our nonproprietary product components allows for more attractive pricing, quick ramp-up and the use of just-in-time inventory management techniques. While the current variability in our demand volumes and resulting imprecise demand forecasting affect our ability to leverage these capabilities, we believe that we can realize economies of scale related to our product manufacturing costs as unit volume increases. We manufacture the air-bearings and certain combustion system components at our facility in Chatsworth, California. We also assemble and test the units at that location. We manufacture recuperator cores at our facility in Van Nuys, California. We have primary and secondary sources for other critical components. We have evaluated our core competencies and identified additional outsourcing opportunities which we are now actively pursuing.

Although many of the components and subassemblies included in our system products are standard products, a significant portion of the mechanical parts and subassemblies are custom made by a small number of suppliers. In addition, we obtain a significant portion of our component parts from a limited number of suppliers. Some of the subcomponents that make up the components and subassemblies supplied to us are provided to our suppliers only from single sources. We monitor those parts subject to a single or a limited source supply to minimize factory down time due to unavailability of such parts, which could impact our ability to meet manufacturing schedules.

Solar Turbines Incorporated, a wholly owned subsidiary of Caterpillar Inc., had been our sole supplier of recuperator cores prior to 2001. In 2000, we exercised an option to license Solar's technology, which allows us to manufacture cores ourselves. In June 2001, we started to manufacture recuperator cores. Recuperator cores using the Solar technology, which we make and sell, are subject to a per-unit royalty fee. As of March 31, 2007, cumulative royalties of $0.1 million have been paid under the terms of the agreement.

Research and Development ("R&D")

For fiscal years ended March 31, 2007, 2006 and 2005, R&D expense was $9.4 million, $11.0 million, and $11.8 million and was 45%, 46% and 69% of total revenue, respectively. Our R&D activities enabled us to become one of the first companies to develop a commercially available microturbine that operates in parallel with the grid. We were the first company to successfully demonstrate a commercially available microturbine that operates on a stand-alone basis.

The Advanced Power Server is Capstone's latest product aimed at providing customers a complete distributed generation solution. A number of built-in dispatch algorithms have been developed in this latest design for starting/stopping and adjusting the power output of multiple microturbine systems. A common interface to building management systems is provided using commercial off-the-shelf Programmable Logic Controller devices. This new Advanced Power Server (APS) provides customers an integrated solution for dispatching microturbines and monitoring or controlling other balance of plant equipment.

Our 65-kilowatt MicroTurbine systems are the first microturbines to be certified by Underwriters Laboratories Inc. (UL) to the latest UL 1741 interconnection standards that became effective May 7, 2007. The UL 1741 standard, "Inverters, Converters, Controllers, and Interconnection Systems for use with Distributed Energy Resources" was revised on November 7, 2005 to incorporate the July 2005 revision of the international standard IEEE 1547.1 "Standard Conformance Test Procedures for Equipment Interconnecting Distributed Resources with Electric Power Systems." To comply with the new standard, a rigorous battery of tests was conducted to ensure that the Capstone inverter technology meets power quality, protective relay, lightning strike and safety requirements. Statewide utility interconnection requirements, including California Rule 21 and New York State Public Service Commission rules, have adopted the UL 1741 standard. The UL 1741 standard facilitates customer installation of Capstone MicroTurbines in targeted regions such as California and New York.

California emissions standards for distributed generation equipment changed January 1, 2007 to the new CARB 2007 emissions standard. Certification to this standard allows generators to be installed in most of the major air quality management districts in California without regular on-site emissions testing. To date, only microturbines and fuel cells have been certified to this new standard which requires extremely low emissions levels for distributed generation equipment. Capstone enhanced its C65 microturbine to meet CARB 2007 with co-funding from the Department of Energy ("DOE"). We have completed third party testing and are in the process of submitting the necessary documents to CARB for final approval.

Our most recent significant R&D activity has been the C200 microturbine—a 200-kilowatt, higher efficiency product. We worked with the Department of Energy on its "Advanced Microturbine System" program and received funding for some of the associated development efforts for the C200. To date, the C200 beta testing has demonstrated performance to design objectives with reliability. We are in discussion with several potential partners to provide additional funding and/or development support to complete the commercialization of the C200.

As a result of our planning efforts, we have developed a prioritized list of new and enhanced products to be developed and released to the market. These products will provide new solutions to customers in selected markets and new technologies that we believe will maintain Capstone's leadership role in the industry.

R&D activities have historically also focused on development of related products and applications, including gas compressors that enhance the microturbines' multi-fuel capability and integration with energy storage devices like battery packs for stand-alone applications. Current and future development activities will be in support of our focused target markets.

Protecting our Intellectual Property Rights and Patents

We rely on a combination of patent, trade secret, copyright and trademark law and nondisclosure agreements to establish and protect our intellectual property rights in our products. In this regard, we have obtained 95 U.S. and 26 international patents (in certain cases covering the same technology in multiple jurisdictions). The patents we have obtained will expire between 2014 and 2024.

We believe that a policy of protecting intellectual property is an important component of our strategy of being the leader in microturbine system technology and will provide us with a long-term competitive advantage. In addition, we implement security procedures at our plants and facilities and have confidentiality agreements with our suppliers, distributors, employees and certain visitors to our facilities.

Organization and Employees

We were organized in 1988. On June 22, 2000, we reincorporated as a Delaware corporation.

As of March 31, 2007 we employed 195 employees. No employees are covered by collective bargaining arrangements. We consider relations with our employees to be good.

Available Information

This annual report on Form 10-K ("Annual Report"), as well as the Capstone Turbine Corporation's (the "Company" or "Capstone") quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and proxy statements are made available free of charge on the Company's Internet website (http://www.microturbine.com) as soon as reasonably practicable after such materials are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Such material may also be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors.

This document contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pertaining to, among other things, our future results of operations, profits and losses, R&D activities, sales expectations, our ability to develop markets for our products, sources for parts, federal, state and local regulations, general business, industry and economic conditions applicable to us, the reliability of our products and their need for maintenance, our ability to be cost-competitive and to outperform competition, customer satisfaction, the value of using our products, our ability to achieve economies of scale, market advantage, return on investment and functionality of products, including the potential use for emergency elevator power. These statements are based largely on our current expectations, estimates and forecasts and are subject to a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Factors that can cause actual results to differ materially include, but are not limited to, those discussed below. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The following factors should be considered in addition to the other information contained herein in evaluating Capstone and its business. We assume no obligation to update any of the forward-looking statements after the filing of this Form 10-K to conform such statements to actual results or to changes in our expectations, except as may be required by law.

The following are risk factors that could affect our business, financial condition, results of operations, and cash flows. These risk factors should be considered in connection with evaluating the forward-looking statements contained in this Annual Report on Form 10 K because these factors could cause the actual results and conditions to differ materially from those projected in forward-looking statements. Before you invest in our publicly traded securities, you should know that making such an investment involves some risks, including the risks described below. Additional risks of which we may not be aware or that we currently believe are immaterial may also impair our business operations or our stock price if any of the risks actually occur, our business, financial condition or results of operations could be negatively affected. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this report on Form 10-K, our quarterly reports on Form 10-Q and other documents filed by us from time to time.

Our operating history is characterized by net losses. We anticipate further losses and we may never become profitable.

Since inception, we have incurred annual operating losses. We expect this trend to continue until such time that we can sell a sufficient number of units and achieve a cost structure to become profitable. Our business is such that we have relatively few customers and limited repeat business. As a result, we may not maintain or increase net revenue. We may not have adequate cash resources to reach the point of profitability, and we may never become profitable. Even if we do achieve profitability, we may be unable to increase our sales and sustain or increase our profitability in the future.

A sustainable market for microturbines may never develop or may take longer to develop than we anticipate, which would adversely affect our revenue and profitability.

Our products represent an emerging market, and we do not know whether our targeted customers will accept our technology or will purchase our products in sufficient quantities to allow our business to grow. To succeed, demand for our products must increase significantly in existing markets, and there must be strong demand for products that we introduce in the future. If a sustainable market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we have incurred to develop our products, we may have further impairment of assets, and we may be unable to meet our operational expenses. The development of a sustainable market for our systems may be hindered by many factors, including some that are out of our control. Examples include:

- consumer reluctance to try a new product;
- regulatory requirements;
- the cost competitiveness of our microturbines;
- costs associated with the installation and commissioning of our microturbines;
- maintenance and repair costs associated with our microturbines;
- the future costs and availability of fuels used by our microturbines;
- economic downturns and reduction in capital spending;
- consumer perceptions of our microturbines' safety and quality;
- the emergence of newer, more competitive technologies and products; and
- decrease in domestic and international incentives.

We operate in a highly competitive market among competitors who have significantly greater resources than we have and we may not be able to compete effectively.

Capstone microturbines compete with several technologies, including reciprocating engines, fuel cells and solar power. Competing technologies may receive certain benefits, like governmental subsidies or promotion, or be able to offer consumer rebates or other incentives that we cannot receive or offer to the same extent. This could enhance our competitors' abilities to fund research, penetrate markets or increase sales.

Our competitors include several well-known companies with histories of providing power solutions. They have substantially greater resources than we have and have established worldwide presence. Because of greater resources, some of our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products than we can or they may introduce governmental regulations and policies to create competitive advantage vis-à-vis our products. We believe that developing and maintaining a competitive advantage will require continued investment by us in product development and quality, as well as attention to product performance, our product prices, our conformance to industry standards, manufacturing capability and sales and marketing. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with whom we have business relationships. Accordingly, new competitors or alliances may emerge and rapidly acquire significant market share.

Overall, the market for our products is highly competitive and is changing rapidly. We believe that the primary competitive factors affecting the market for our products, including some that are outside of our control, include:

- name recognition, historical performance and market power of our competitors;
- product quality and performance;
- operating efficiency;
- product price;
- availability, price and compatibility of fuel;
- development of new products and features; and
- emissions levels.

There is no assurance that we will be able to successfully compete against either current or potential competitors or that competition will not have a material adverse effect on our business, operating results and financial condition.

If we do not effectively implement our sales, marketing and service plans, our sales will not grow and our profitability will suffer.

Our sales and marketing efforts may not achieve intended results and therefore may not generate the net revenue we anticipate. As a result of our corporate strategies, we have decided to focus our resources on selected vertical markets, such as cogeneration (CHP and CCHP), resource recovery and secure power. We may change our focus to other markets or applications in the future. There can be no assurance that our focus or our near term plans will be successful. If we are not able to successfully address markets for our products, we may not be able to grow our business, compete effectively or achieve profitability.

We have begun offering direct sales and service in selected markets. We do not have extensive experience in providing direct sales and service and may not be successful in executing this strategy. In addition, we may lose existing distributors or service providers or we may have more difficulty attracting new distributors and service providers as a result of this strategy. Further we may incur new types of obligations, such as extended service obligations, that could result in costs that exceed the related revenue. We may encounter new transaction types through providing direct sales and service and these transactions may require changes to our historic business practices. For example, an arrangement with a third party leasing company may require us to provide a residual value guarantee, which is not consistent with our past operating practice.

Also, as we expand in international markets, customers may have difficulty or be unable to integrate our products into their existing systems or may have difficulty complying with foreign regulatory and commercial requirements. As a result, our products may require redesign. Any redesign of the product may delay sales or cause quality issues. In addition, we may be

subject to a variety of other risks associated with international business, including import/export restrictions, fluctuations in currency exchange rates and global political and economic instability.

Approval of the New York City Department of Buildings' Materials Equipment Acceptance ("MEA") application for listing our product on the MEA Index may not result in an increase in sales.

Our sales efforts may not achieve our intended targets with regards to the New York market and, therefore, may not generate the net revenue we anticipate. As a result of our corporate strategies, we decided to focus resources on the New York market to support the sales that may result from the approval of the New York City Department of Buildings' MEA application for listing our product on the MEA Index. Though we received our MEA approval from the New York City Department of Buildings MEA Division and the New York Fire Department on May 24, 2006, certain applications of our products will require further approval and there can be no assurance that our focus on, or our near-term plans for the New York market will be successful.

Approval of Capstone-branded products for listing on the General Service Administration ("GSA") Schedule does not ensure that we will supply products to the federal government and may not result in an increase in sales.

We have publicly announced that our products have been approved by the GSA. The GSA approval provides the opportunity for federal end-user customers to negotiate and acquire products and services from commercial suppliers. There is no assurance that we will achieve our intended targets with regards to the sale of our products to the federal government, and, therefore, we may not generate the net revenue we anticipate.

We do not have a definitive agreement with Broad USA, Inc. to develop jointly fully integrated cogeneration (CCHP) systems, and this relationship is subject to negotiation and execution of a definitive agreement and may not result in an increase in sales.

We have publicly announced that we have negotiated and signed a Memorandum of Understanding ("MOU") with Broad USA, Inc. to jointly develop fully integrated cogeneration (CCHP) systems. The basis of the agreement will synchronize the two companies' products to follow a standardization of on-site power and CCHP solutions. We do not have a definitive agreement with Broad USA, Inc., and no assurance can be given that we will reach such an agreement. If we enter into such an agreement, our sales efforts may not achieve intended targets with regards to the anticipated relationship with Broad USA, Inc. and therefore may not generate the net revenue we anticipate.

We may not be able to retain or develop OEMs, distributors or dealers in our targeted markets, in which case our sales would not increase as expected.

In order to serve certain of our targeted markets, we believe that we must ally ourselves with companies that have particular expertise or better access to those markets. We believe that retaining or developing strong OEMs, distributors or dealers in these targeted markets can improve the rate of adoption as well as reduce the direct financial burden of introducing a new technology and creating a new market. Because of OEMs', distributors' and dealers' relationships in their respective markets, the loss of a OEM, distributor or dealer could adversely impact the ability to penetrate our target market. We offer our OEMs, distributors and dealers a stated discount from list price for the products they purchase. In the future, to attract and retain OEMs, distributors and dealers, we may provide volume price discounts or otherwise incur significant costs that may reduce the potential profitability of these relationships. We may not be able to retain or develop appropriate OEMs, distributors or dealers on a timely basis, and we cannot provide assurance that the OEMs, distributors or dealers will focus adequate resources on selling our products or will be successful in selling them. In addition, some of the relationships may require that we grant exclusive distribution rights in defined territories. These exclusive distribution arrangements could result in our being unable to enter into other arrangements at a time when the OEM, distributor or dealer with whom we form a relationship is not successful in selling our products or has reduced its commitment to market our products. We cannot provide assurance that we will be able to negotiate collaborative relationships on favorable terms or at all. The inability of the Company to have appropriate distribution in our target markets may adversely affect our financial condition and results of operations.

A significant customer may not achieve its forecasted sales growth, and we gave it notice of certain breaches of contract that have not been cured and could result in termination of our agreement with this customer.

Sales to UTC Power, LLC ("UTCP"), an affiliate of United Technologies Corporation, accounted for approximately 12% and 17% of our net revenue for the years ended March 31, 2007 and 2006. Our OEM agreement with UTCP permits UTCP to

package the Capstone microturbine products with chillers and heat exchange equipment manufactured by UTCP and to sell and service the integrated CCHP units. UTCP's performance as it relates to engineering, installation and provision of after-market service could have a significant impact on our reputation and products. On September 11, 2005, we gave notice to UTCP, pursuant to our OEM agreement, of certain breaches of the OEM agreement by UTCP, including failure to meet sales targets for the year. With respect to most of the breaches, UTCP had ninety (90) calendar days following its receipt of the notice in which to cure the breaches. We could elect to terminate the OEM agreement if UTCP fails to cure the breaches. While we believe that UTCP has not yet cured some key breaches of the agreement, we have continued to work with UTCP and have encouraged UTCP to resolve the underlying causes of the breaches. Meanwhile, we are continuing to do business with UTCP under the OEM agreement, and we have not terminated the agreement. If this relationship is terminated, we will honor sales orders committed to prior to the date of termination in accordance with the OEM agreement; however, our near-term sales, cash flow and profitability could be adversely affected. Furthermore, while this relationship is important to us, UTCP has not and may not achieve its forecasted sales growth, which could affect our ability to meet our sales, cash flow and profitability targets.

We may not be able to develop sufficiently trained applications engineering, installation and service support to serve our targeted markets.

Our ability to identify and develop business relationships with companies who can provide quality, cost-effective application engineering, installations and service can significantly affect our success. The application engineering and proper installation of our microturbines, as well as proper maintenance and service, are critical to the performance of the units. Additionally, we need to reduce the total installed cost of our microturbines to enhance market opportunities. Our inability to improve the quality of applications, installation and service while reducing associated costs could affect the marketability of our products.

Changes in our product components may require us to replace parts held at distributors and ASCs.

We have entered into agreements with some of our distributors and ASCs that require that if we render parts obsolete in inventories they own and hold in support of their obligations to serve fielded microturbines, then we are required to replace the affected stock at no cost to the distributors or ASCs. It is possible that future changes in our product technology could involve costs that have a material adverse effect on our results of operations or financial position.

We operate in a highly regulated business environment, and changes in regulation could impose significant costs on us or make our products less economical, thereby affecting demand for our microturbines.

Our products are subject to federal, state, local and foreign laws and regulations, governing, among other things, emissions to air and occupational health and safety. Regulatory agencies may impose special requirements for the implementation and operation of our products or that may significantly affect or even eliminate some of our target markets. We may incur material costs or liabilities in complying with government regulations. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations and requirements that may be adopted or imposed in the future. For example, the California Air Resources Board ("CARB") has recently determined that the CARB 2007 standards are applicable to microturbines as of January 1, 2007. We have not yet been able to achieve compliance with these new standards. Until we are able to produce microturbines in compliance with these standards our customers in certain parts of California would have to receive air emission permits before installation of a Capstone microturbine. In addition, the addressable market will be reduced in certain parts of California as customers will not be allowed to apply for air emissions permits to install a Capstone microturbine. This will have an effect on installations and add incremental cost to the customer. Furthermore, our potential utility customers must comply with numerous laws and regulations. The deregulation of the utility industry may also create challenges for our marketing efforts. For example, as part of electric utility deregulation, federal, state and local governmental authorities may impose transitional charges or exit fees, which would make it less economical for some potential customers to switch to our products. We can provide no assurances that we will be able to obtain these approvals and changes in a timely manner, or at all. There is no assurance that we will achieve compliance with the new standards. Non-compliance with the new standards could have a material adverse effect on our operating results.

The market for electricity and generation products is heavily influenced by federal and state government regulations and policies. The deregulation and restructuring of the electric industry in the United States and elsewhere may cause rule changes that may reduce or eliminate some of the advantages of such deregulation and restructuring. We cannot determine how any deregulation or restructuring of the electric utility industry may ultimately affect the market for our microturbines. Changes in

regulatory standards or policies could reduce the level of investment in the research and development of alternative power sources, including microturbines. Any reduction or termination of such programs could increase the cost to our potential customers, making our systems less desirable, and thereby adversely affect our revenue and potential profitability.

In addition, the State of California Self-Generation Incentive Program Level 3 (Non-Renewable / Non-Solar) is scheduled to expire in December 2007. If the efforts to extend these credits are not successful, our customers would lose the benefit of these incentives, thus reducing the economic benefits for California customers and depriving them of a significant incentive for purchases of microturbines. Loss of this incentive could cause a material adverse effect on our operating results.

Utility companies or governmental entities could place barriers to our entry into the marketplace, and we may not be able to effectively sell our product.

Utility companies or governmental entities could place barriers on the installation of our product or the interconnection of the product with the electric grid. Further, they may charge additional fees to customers who install on-site generation, or for having the capacity to use power from the grid for back-up or standby purposes. These types of restrictions, fees or charges could hamper the ability to install or effectively use our product or increase the cost to our potential customers for using our systems. This could make our systems less desirable, thereby adversely affecting our revenue and profitability potential. In addition, utility rate reductions can make our products less competitive which would have a material adverse effect on our operations. The cost of electric power generation is ultimately tied to the cost of natural gas. However, changes to electric utility tariffs often require lengthy regulatory approval and include a mix of fuel types as well as customer categories. Potential customers may perceive the resulting swings in gas and electric pricing as an increased risk of investing in on-site generation.

Product quality expectations may not be met causing slower market acceptance or warranty cost exposure.

As we continue to improve the quality and lower the total costs of ownership of our products, we may require engineering changes. Such improvement initiatives may render existing inventories obsolete or excessive. Despite our continuous quality improvement initiatives, we may not meet customer expectations. Any significant quality issues with our products could have a material adverse effect on our rate of product adoption, results of operations and financial condition. Moreover, as we develop new configurations for our microturbines or as our customers place existing configurations in commercial use, our products may perform below expectations. Any significant performance below expectations could adversely affect our operating results and financial condition and affect the marketability of our products.

We sell our products with warranties. There can be no assurance that the provision for estimated product warranty will be sufficient to cover our warranty expenses in the future. We cannot ensure that our efforts to reduce our risk through warranty disclaimers will effectively limit our liability. Any significant incurrence of warranty expense in excess of estimates could have a material adverse effect on our operating results and financial condition. Further, we have at times undertaken programs to enhance the performance of units previously sold. These enhancements have at times been provided at no cost or below our cost. If we choose to offer such programs again in the future, such actions could result in significant costs.

We depend upon the development of new products and enhancements of existing products.

Our operating results depend on our ability to develop and introduce new products, or enhance existing products and to reduce the costs to produce our products. The success of our products is dependent on several factors, including proper product definition, product cost, timely completion and introduction of the products, differentiation of products from those of our competitors, meeting changing customer requirements, emerging industry standards and market acceptance of these products. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. There can be no assurance that we will successfully identify new product opportunities, develop and bring new or enhanced products to market in a timely manner, successfully lower costs and achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Operational restructuring may result in asset impairment or other unanticipated charges.

As a result of our corporate strategies, we have identified opportunities to outsource to third party suppliers certain functions which we currently perform. We believe outsourcing can reduce product costs, improve product quality or increase operating efficiency. These actions may not yield the expected results, and outsourcing may result in delay or lower quality products. Transitioning to outsourcing may cause certain affected employees to leave the Company before the outsourcing is

complete. This could result in a lack of the experienced in-house talent necessary to successfully implement the outsourcing. Further, depending on the nature of operations outsourced and the structure of agreements we reach with suppliers to perform these functions, we may experience impairment in the value of manufacturing assets related to the outsourced functions or other unanticipated charges, which could have a material adverse effect on our operating results.

We may not achieve production cost reductions necessary to competitively price our product, which would impair our sales.

We believe that we will need to reduce the unit production cost of our products over time to maintain our ability to offer competitively priced products. Our ability to achieve cost reductions will depend on our ability to develop low cost design enhancements, to obtain necessary tooling and favorable supplier contracts and to increase sales volumes so we can achieve economies of scale. We cannot provide assurance that we will be able to achieve any such production cost reductions. Our failure to achieve such cost reductions could have a material adverse effect on our business and results of operations.

Commodity market factors impact our costs and availability of materials.

Our products contain a number of commodity materials, from metals, which includes steel, special high temperature alloys, copper, nickel and molybdenum, to computer components. The availability of these commodities could impact our ability to acquire the materials necessary to meet our requirements. The cost of metals has historically fluctuated. The pricing could impact the costs to manufacture our product. If we are not able to acquire commodity materials at prices and on terms satisfactory to us or at all, our operating results may be materially adversely affected.

Our suppliers may not supply us with a sufficient amount of components or components of adequate quality, and we may not be able to produce our product.

Some of our components are currently available only from a single source or limited sources. We may experience delays in production if we fail to identify alternative suppliers, or if any parts supply is interrupted, each of which could materially adversely affect our business and operations. In order to reduce manufacturing lead times and ensure adequate component supply, we enter into agreements with certain suppliers that allow them to procure inventories based upon criteria defined by us. If we fail to anticipate customer demand properly, an oversupply of parts could result in excess or obsolete inventories, which could adversely affect our business. Our inability to meet volume commitments with suppliers could affect the availability or pricing of our parts and components. A reduction or interruption in supply, a significant increase in price of one or more components or a decrease in demand of products could materially adversely affect our business and operations and could materially damage our customer relationships. Financial problems of suppliers on whom we rely could limit our supply or increase our costs. Also, we cannot guarantee that any of the parts or components that we purchase will be of adequate quality or that the prices we pay for the parts or components will not increase. Inadequate quality of products from suppliers could interrupt our ability to supply quality products to our customers in a timely manner. Additionally, defects in materials or products supplied by our suppliers that are not identified before our products are placed in service by our customers could result in higher warranty costs and damage to our reputation. We also outsource certain of our components internationally and expect to increase international outsourcing of components. As a result of outsourcing internationally, we may be subject to delays in delivery due to the timing or regulations associated with the import/export process, delays in transportation or regional instability.

Our products involve a lengthy sales cycle and we may not anticipate sales levels appropriately, which could impair our potential profitability.

The sale of our products typically involves a significant commitment of capital by customers, with the attendant delays frequently associated with large capital expenditures. For these and other reasons, the sales cycle associated with our products is typically lengthy and subject to a number of significant risks over which we have little or no control. We expect to plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. If sales in any period fall significantly below anticipated levels, our financial condition and results of operations would suffer. If demand in any period increases well above anticipated levels, we may have difficulties in responding, incur greater costs to respond, or be unable to fulfill the demand in sufficient time to retain the order, which would negatively impact our operations. In addition, our operating expenses are based on anticipated sales levels, and a high percentage of our expenses are generally fixed in the short term. As a result of these factors, a small fluctuation in timing of sales can cause operating results to vary from period to period.

Potential intellectual property, shareholder or other litigation may adversely impact our business.

We may face litigation relating to intellectual property matters, labor matters, product liability, or other matters. An adverse judgment could negatively impact our financial position and results of operations, the price of our common stock and our ability to obtain future financing on favorable terms or at all. Any litigation could be costly, divert management attention or result in increased costs of doing business.

We may be unable to fund our future operating requirements, which could force us to curtail our operations.

To the extent that the funds we now have on hand are insufficient to fund our future operating requirements, we would need to raise additional funds, through further public or private equity or debt financings depending upon prevailing market conditions. These financings may not be available or, if available, may be on terms that are not favorable to us and could result in dilution to our stockholders and reduction of the price of our stock. Downturns in worldwide capital markets could also impede our ability to raise additional capital on favorable terms or at all. If adequate capital were not available to us, we would likely be required to significantly curtail or possibly even cease our operations.

We may not be able to effectively manage our growth, expand our production capabilities or improve our operational, financial and management information systems, which would impair our sales and profitability.

If we are successful in executing our business plan, we will experience growth in our business that could place a significant strain on our business operations, management and other resources. Our ability to manage our growth will require us to expand our production capabilities, continue to improve our operational, financial and management information systems, and to motivate and effectively manage our employees. We cannot provide assurance that our systems, procedures and controls or financial resources will be adequate, or that our management will keep pace with this growth. We cannot provide assurance that our management will be able to manage this growth effectively.

Our success depends in significant part upon the continuing service of management and key employees.

Our success depends in significant part upon the continuing service of our executive officers, senior management and sales and technical personnel. The failure of our personnel to execute our strategy, or our failure to retain management and personnel could have a material adverse effect on our business. Our success will be dependent on our continued ability to attract, retain and motivate highly skilled employees. There can be no assurance that we can do so.

Our internal control systems rely on people trained in the execution of the controls. Loss of these people or our inability to replace them with similarly skilled and trained individuals or new processes in a timely manner could adversely impact our internal control mechanisms.

We cannot be certain of the future effectiveness of our internal controls over financial reporting or the impact thereof on our operations or the market price of our common stock.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we are required to include in our Annual Reports on Form 10-K our assessment of the effectiveness of our internal controls over financial reporting. Furthermore, our independent registered public accounting firm is required to audit our assessment of the effectiveness of our internal controls over financial reporting and separately report on whether it believes we maintain, in all material respects, effective internal controls over financial reporting. We identified three material weaknesses in our system of internal controls as of March 31, 2005.

Since March 31, 2005, we have remediated the three material weaknesses. We cannot provide assurance that our system of internal controls will be effective in the future as our operations and control environment change. If we cannot adequately maintain the effectiveness of our internal controls over financial reporting, our financial reporting may be inaccurate. If reporting errors actually occur, we could be subject to sanctions or investigation by regulatory authorities, such as the Securities and Exchange Commission. These results could adversely affect our financial results or the market price of our common stock.

Our operations are vulnerable to interruption by fire, earthquake and other events beyond our control.

Our operations are vulnerable to interruption by fire, earthquake and other events beyond our control. Our executive offices and manufacturing facilities are located in Southern California. Because the Southern California area is located in an

earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our facilities in Southern California and the surrounding transportation infrastructure, which could affect our ability to make and transport our products. The Company does not maintain earthquake coverage for personal property or resulting business interruption. If an earthquake, fire or other natural disaster occurs at or near our facilities, our business, financial condition and operating results could be materially adversely affected.

The market price of our common stock has been and may continue to be highly volatile and an investment in our securities could suffer a decline in value.

An investment in our securities is risky, and shareholders could suffer significant losses and wide fluctuations in the market value of their investment. The market price of our common stock is highly volatile and is likely to continue to be volatile. As a result of the factors discussed below, our operating results for a particular quarter are difficult to predict. Given the continued uncertainty surrounding many variables that may affect the industry in which we operate, our ability to foresee results for future periods is limited. This variability could affect our operating results and thereby adversely affect our stock price. Many factors that contribute to this volatility are beyond our control and may cause the market price of our common stock to change, regardless of our operating performance. Factors that could cause fluctuation in our stock price may include, among other things:

- actual or anticipated variations in quarterly operating results;
- market sentiment toward alternate energy stocks in general or toward Capstone;
- changes in financial estimates or recommendations by securities analysts;
- conditions or trends in our industry or the overall economy;
- loss of one or more of our significant customers;
- errors, omissions or failures by third parties in meeting commitments to the Company;
- changes in the market valuations or earnings of our competitors or other technology companies;
- the trading of options on our common stock;
- announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- announcements of significant market events, such as power outages, regulatory changes or technology changes;
- changes in the estimation of the future size and growth rate of our market;
- future equity financings;
- the failure to achieve our near-term plans for the federal government despite receiving listing on the General Service Administration Schedule;
- the failure to achieve our near-term plans for the New York market despite receiving the New York MEA approval;
- failure to enter into a definitive agreement with Broad USA, Inc.;
- litigation or disputes with customers or business partners;
- capital commitments;
- additions or departures of key personnel;
- sales or purchases of the Company's common stock;
- the trading volume of our common stock;
- developments relating to litigation or governmental investigations; and
- decrease in oil and electricity prices.

In addition, the stock market in general, and the Nasdaq Global Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. The market prices of securities of technology companies and companies servicing the technology industries have been particularly volatile. These broad market and industry factors may cause a material decline in the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. This type of litigation, if instituted against us and regardless of whether we prevail on the

underlying claim, could result in substantial costs and a diversion of management's attention and resources, which could materially harm our financial condition and results of operations.

Provisions in our certificate of incorporation, bylaws and our stockholder rights plan, as well as Delaware law, may discourage, delay or prevent a merger or acquisition at a premium price.

Provisions of our second amended and restated certificate of incorporation, amended and restated bylaws and our stockholder rights plan, as well as provisions of the General Corporation Law of the State of Delaware, could discourage, delay or prevent unsolicited proposals to merge with or acquire us, even though such proposals may be at a premium price or otherwise beneficial to you. These provisions include our board's authorization to issue shares of preferred stock, on terms the board determines in its discretion, without stockholder approval, and provisions of Delaware law that restrict many business combinations.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, which could prevent us from engaging in a business combination with a 15% or greater stockholder for a period of three years from the date it acquired such status unless appropriate board or stockholder approvals are obtained. Our board of directors has adopted a stockholder rights plan, pursuant to which one preferred stock purchase right has been issued for each share of our common stock authorized and outstanding at the close of business on July 18, 2005. The rights plan is intended to protect our stockholders in the event of an unfair or coercive offer to acquire the Company. However, the existence of the rights plan may discourage, delay or prevent a merger or acquisition of the Company that is not supported by the board of directors.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our principal corporate offices, administrative, sales and marketing, R&D and support facilities consist of approximately 98,000 square feet of leased office space, warehouse space and assembly and test space at 21211 Nordhoff Street in Chatsworth, California. Our lease for those premises expires in May 2010. We also lease an approximately 79,000 square foot facility at 16640 Stagg Street in nearby Van Nuys, California as an engineering test and manufacturing facility for our recuperator cores. This lease will expire in May 2010.

The Company also leases space from CapGen CHP, Inc. in connection with our facility located in Brooklyn, New York. We lease approximately 47,500 square feet of space to accommodate offices, warehousing and manufacturing and light component assembly work. This lease expires in October 2010.

We believe our facilities are adequate for our current needs.

Item 3. Legal Proceedings.

In December 2001, a purported shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the "District Court") against the Company, two of its then officers, and the underwriters of the Company's initial public offering. The suit purports to be a class action filed on behalf of purchasers of the Company's common stock during the period from June 28, 2000 to December 6, 2000. An amended complaint was filed on April 19, 2002. The Plaintiffs allege that the underwriter defendants agreed to allocate stock in the Company's June 28, 2000 initial public offering and November 16, 2000 secondary offering to certain investors in exchange for excessive and undisclosed commissions and agreements by those investors to make additional purchases of stock in the aftermarket at pre-determined prices. The Plaintiffs allege that the prospectuses for these two public offerings were false and misleading in violation of the securities laws because they did not disclose these arrangements. In June 2004, a committee of our Board of Directors approved a proposed partial settlement with the plaintiffs in this matter. The settlement would have provided, among other things, a release of the Company and of the individual defendants for the wrongful conduct alleged in the Amended Complaint in exchange for a guarantee from the Company's insurers regarding recovery from the underwriter defendants and other non-monetary consideration from the Company regarding its underwriters. The Plaintiffs have continued to litigate against the underwriter defendants. The District Court directed that the litigation proceed within a number of "focus cases" rather than all of the 310 cases that have been consolidated. The Company's case is not one of these focus cases. On October 13, 2004, the District Court certified the focus cases as class actions. The underwriter defendants appealed that ruling, and on December 5, 2006, the Court of Appeals for the Second Circuit reversed the District Court's class certification decision. On April 6, 2007, the Second Circuit denied the Plaintiffs' petition for rehearing. In light of the Second Circuit opinion, liaison counsel for all

issuer defendants, including the Company, informed the District Court that this settlement cannot be approved because the defined settlement class, like the litigation class, cannot be certified. We cannot predict whether we will be able to renegotiate a settlement that complies with the Second Circuit's mandate. Because of the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of the matter.

Item 4. Submission of Matters to a Vote of Security Holders.

We did not submit any matters to a vote of our stockholders during the fourth quarter of the year ended March 31, 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Price Range of Common Stock

Our common stock is publicly traded on the Nasdaq Global Market under the symbol "CPST". The following table sets forth the low and high sales prices for each period indicated.

	High	Low
Year Ended March 31, 2005:		
First Quarter	$3.52	$1.34
Second Quarter	$2.25	$1.42
Third Quarter	$2.10	$1.49
Fourth Quarter	$1.90	$1.49
Year Ended March 31, 2006:		
First Quarter	$1.59	$0.89
Second Quarter	$5.89	$1.25
Third Quarter	$4.50	$2.25
Fourth Quarter	$3.99	$2.96
Year Ended March 31, 2007:		
First Quarter	$4.47	$2.20
Second Quarter	$2.52	$1.24
Third Quarter	$1.75	$1.21
Fourth Quarter	$1.25	$0.75

As of June 6, 2007, the last reported sale price of our common stock on the Nasdaq Global Market was $1.00 per share.

Stockholders

As of June 6, 2007 there were 957 stockholders of record of our common stock. This does not include the number of persons whose stock is held in nominee or "street name" accounts through brokers.

Dividend Policy

We currently intend to retain any earnings for use in our business and, therefore, we do not anticipate paying any cash dividends in the foreseeable future. We have never declared or paid any cash dividends on our capital stock. In the future, the decision to pay any cash dividends will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as our Board of Directors, in its sole discretion, may consider relevant.

Recent Sales of Unregistered Securities

None.

Item 6. Selected Financial Data.

The selected financial data shown below have been derived from the audited financial statements of Capstone. The historical results are not necessarily indicative of the operating results to be expected in the future. The selected financial data should be read in conjunction with "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. On December 12, 2003, we changed our fiscal year end from December 31 to March 31. As such, selected financial data appears below for the Company's three months transition period of January 1, 2003 to March 31, 2003. The period from April 1, 2003 to March 31, 2004 is referred to herein as Fiscal 2004 and thereafter, the fiscal year designation refers to the twelve-month period ending in March of the stated fiscal year.

Amounts in thousands, except per share data.

	Year Ended March 31,	Year Ended March 31,	Year Ended March 31,	Year Ended March 31,	Three Months Ended March 31,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002
Statement of Operations:						
Net revenue	$ 21,018	$ 24,103	$ 16,968	$ 12,607	$ 2,782	$ 19,529
Cost of goods sold	26,045	34,563	25,545	30,446	5,167	42,189
Gross loss	(5,027)	(10,460)	(8,577)	(17,839)	(2,385)	(22,660)
Operating costs and expenses:						
Research and development	9,374	11,019	11,761	11,221	1,006	6,966
Selling, general and administrative	24,615	27,741	20,782	19,779	4,610	31,190
Impairment loss on marketing rights	—	—	—	—	—	15,999
Loss from operations	(39,016)	(49,220)	(41,120)	(48,839)	(8,001)	(76,812)
Net loss	$(36,728)	$(47,073)	$(39,449)	$(47,739)	$ (7,635)	$ (74,355)
Net loss per share of common stock - basic and diluted	$ (0.32)	$ (0.50)	$ (0.47)	$ (0.58)	$ (0.09)	$ (0.95)

	As of March 31,					As of December 31,
	2007	2006	2005	2004	2003	2002
Balance Sheet Data:						
Cash and cash equivalents	$60,322	$58,051	$63,593	$102,380	$132,584	$140,310
Working capital	72,103	60,099	61,562	95,602	135,590	139,948
Total assets	97,003	89,717	95,190	136,545	176,801	187,191
Capital lease/note payable obligations	46	66	83	595	2,009	2,496
Long-term liabilities	561	626	1,002	1,149	1,277	1,325
Stockholders' equity	81,785	71,628	76,678	115,443	160,568	168,182
Total liabilities and stockholders' equity	$97,003	$89,717	$95,190	$136,545	$176,801	$187,191

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those discussed under Item 1A (Risk Factors) in this Annual Report on Form 10-K. The following section is qualified in its entirety by the more detailed information, including our financial statements and the notes thereto, which appears elsewhere in this Annual Report on Form 10-K.

Overview

Capstone is, and has been, the market leader in microturbines based on the number of microturbines sold. However, the adoption rate for our products has been slower than originally anticipated. We believe that the following key factors contributed to this result: inadequate technology robustness and solution-specific engineering, installation, commissioning and service work; market approach; new technology adoption barriers; Capstone's R&D focused culture and constrained capital spending as a result of the general economic conditions. The performance of our early-generation microturbines was inconsistent. While some units performed as expected, others did not. These performance inconsistencies have been identified as coming from the product itself and from inappropriate application and inadequate installation and service work. Contributing to these challenges, our historical market approach was to emphasize sales volume primarily rather than sales with higher contribution margins. This historical focus on volume introduced high variability in the configurations sold, types of applications, system installations and customer requirements. In addition, new technologies traditionally encounter adoption barriers. An important means to overcome adoption barriers is to fully meet customers' needs and develop groups of customers who provide good references for potential new customers in their specific markets. Capstone's widespread approach to marketing did not provide for depth of referencing in any given market. While these types of challenges are not unusual for new companies, we believe Capstone's historically R&D-focused business structure and culture prohibited us from adequately addressing necessary changes. Capstone is undergoing a period of transition.

Our current management team has approximately sixty years of experience in distributed generation and co-generation with the addition of our new Chief Executive Officer, Executive Vice President of Sales & Marketing and Senior Vice President of Customer Service. This team has successfully sold competing products including GE Jenbacher, Caterpillar, Deutz, Waukesha and other microturbines.

We continue to focus on our customers, learning from them what we need to do to improve our delivery of products and services. We continue to implement the necessary changes to transition from an R&D-focused company and culture to a business that is focused on customers and operational excellence. Engineering projects are approved based on market requirements and decisions to move forward on projects are tied to our financial goals. Our focus is on products and solutions that provide near-term opportunities to drive repeatable business rather than discrete projects for niche markets.

In order to increase volume and reduce cost, we are focusing our efforts in vertical markets that we expect to generate repeat business for the Company. To support our opportunities to grow in these target markets, we continue to enhance the reliability of our products' performance through a multi-faceted approach. We developed new processes and enhanced training to assist those who apply, install and use our products, and we improved the products themselves.

An overview of our direction, targets and key initiatives follows:

1) *Focus on Vertical Markets*—Within the distributed generation markets that we serve, we focus on vertical markets that we identify as having the greatest near-term potential. In our primary products and applications (CHP and CCHP, resource recovery and secure power), we identify specific targeted vertical market segments. Within each of these markets, we identify what we believe to be the critical factors to penetrating these markets and have based our plans on those factors.

   During Fiscal 2007, we booked orders for 13.5 megawatts and shipped 15.6 megawatts of products, resulting in 5.5 megawatts in backlog at the end of the fiscal year. Our actual product shipments in Fiscal 2007 were: 42% for use in CHP applications, 12% for use in CCHP applications and 37% for use in resource recovery applications. Other markets (including secure power) were 9%.

2) *Sales and Distribution Channel*— We seek out distributors, dealers and representatives that have business experience and capabilities to support our growth plans in our targeted markets. In North America, we currently have 16 distributors and 5 dealers. Internationally, outside of North America, we currently have 27 distributors and 2 dealers. We continue to refine the distribution channels to address our specific targeted markets.

3) *Geographic Focus*—Within the United States, our focus is on California and the Northeast. We use our corporate headquarters to serve the California market and our sales and service office in New York to expand our penetration in the Northeastern market. Based on our belief that the European countries and Russia will offer significant opportunities, we opened a European headquarters office in Milan, Italy in Fiscal 2005 and an office in Nottingham, England in Fiscal 2007. Accordingly, we expect to continue to develop our distribution base and market presence in Europe. In Japan, we are focused on developing niche opportunities that we believe offer the potential for increasing sales volumes over the next three years. Throughout Asia we are focusing resources on increased distribution channels to the market with the expectation that China will become a significant market in the years ahead. Additionally, we have established an office in Mexico.

4) *Service*— During Fiscal 2005, we entered the direct service business. Previously, our service strategy was to serve all customers through our distributors and ASCs. Distributors were expected to sell the products, provide engineering solutions, and perform as ASCs by providing installation, commissioning and service. Several of our distributors did not provide the level of service desired and a number of end users requested to work directly with us. As a result, we are pursuing a strategy to serve customers directly, as well as through qualified distributors and ASCs, all of whom will perform their service work using technicians specifically trained by Capstone. In Fiscal 2007, we continued to present alternatives to customers under-served by our distributor and ASC base through Capstone factory direct service. Service revenue in Fiscal 2007 was approximately 4% of total revenue. We also intend to establish spare parts distribution centers in strategic locations to ensure timely delivery of parts.

5) *Product Robustness and Life Cycle Maintenance Costs*— To provide us with the ability to evaluate microturbine performance in the field, we developed a "real-time" remote monitoring and diagnostic feature. This feature will allow us to monitor installed units and rapidly collect operating data on a continual basis. We will use this information to anticipate and more quickly respond to field performance issues, evaluate component robustness and identify areas for continuous improvement. This feature is important in allowing us to better serve our customers.

6) *New Product Development*— Our new product development is targeted specifically to meet the needs of our selected vertical markets. We expect that our existing product platforms, the Model C30 and C60 Series, will be our foundational product lines for the foreseeable future. Our product development efforts are centered on enhancing the features of these base products. Our C200 product beta testing was successfully implemented during Fiscal 2005. Testing and engineering continue on strategic areas of the engine.

7) *Cost and Core Competencies*— We believe that we can achieve overall cost improvements by outsourcing areas not consistent with our core competencies. We have identified design, assembly, test and installation support as areas where we have opportunities to save costs through outsourcing. In conjunction with these changes, we have launched a strategic supply chain initiative to begin developing suppliers in China and other parts of Asia. Although we are only in the early stages of this initiative, we are encouraged by the improved cost opportunities this effort may produce.

We believe that execution in each of these key areas will be necessary to continue Capstone's transition from an R&D focused company with a promising technology and early market leadership to achieving positive cash flow with growing market presence and improving financial performance. Based on the progress we have achieved, we have established a goal to achieve cash flow positive between March and December 2008.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosures of contingent liabilities. On an on-going basis, we evaluate our estimates, including but not limited to those related to intangible assets, fixed assets, bad debts, inventories, warranty obligations, income taxes, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

- We review long-lived assets, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Our intangible assets consist of a license granted to the Company to use a former supplier's intellectual property repurchased by the Company from a former

shareholder. Long-lived assets are being depreciated or amortized over their estimated useful lives. Intangible assets are being amortized over their estimated useful lives. Future write-downs may be required if the value of these assets becomes impaired, and depreciation and amortization may be accelerated if estimated useful lives are shortened. We recorded a $0.6 million loss in Fiscal 2005 on assets held for sale as of March 31, 2005. We recognized a full impairment loss on marketing rights of $16.0 million in 2002, and recorded a partial impairment loss of $5.0 million on fixed assets and the manufacturing license related to our recuperator core facility in 2002. We identify asset groups in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" and compare the expected future cash flows to be generated from asset groups to the carrying value of the assets. In the event that the future cash flows are insufficient to recover the value of the assets, we write down the asset group to their estimated fair value. While we currently have no indications of events or circumstances that indicate additional impairments are warranted, future changes in our forecast expectations or changes in our utilization of these or other assets may result in further impairment of our long-lived assets.

- Our inventories are valued at lower of cost or market. We routinely evaluate the composition of our inventories and identify slow-moving, excess, obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if write-downs are required. Included in this assessment is a review for obsolescence as a result of engineering changes in our product. Future product enhancement and development may render certain inventories obsolete, resulting in additional write-downs of inventories. In addition, inventories are classified as current or long-term based on our sales forecast. A change in forecast could impact the classification of inventories.

- We provide for the estimated cost of warranties at the time revenue from sales is recognized. We also accrue the estimated costs to address reliability repairs on products no longer under warranty when, in our judgment, and in accordance with a specific plan developed by us, it is prudent to provide such repairs. We estimate warranty expenses based upon historical and projected product failure rates, estimated costs of parts, labor and shipping to repair or replace a unit and the number of units covered under the warranty period. While we engage in extensive quality programs and processes, our warranty obligation is affected by failure rates and service costs in correcting failures. As we have more units commissioned and longer periods of actual performance, additional data becomes available to assess expected warranty costs. When we have statistically valid evidence that product changes are altering the historical failure occurrence rates, the impact of such changes is then taken into account in estimating future warranty liabilities. Changes in estimates are recorded in the period that new information becomes available. Should actual failure rates or service costs differ from our estimates, revisions to the warranty liability would be required and could be material to our financial condition and results of operations.

- Our revenue consists of sales of products, parts, accessories and service, net of discounts and allowances for sales returns. Our distributors purchase products and parts for sale to end users and are also required to provide a variety of additional services, including application engineering, installation, commissioning and post-commissioning service. Our standard terms of sales to distributors and direct end users include transfer of title, care, custody and control at the point of shipment, payment terms ranging from full payment in advance of shipment to payment in 90 days, no right of return or exchange, and no post-shipment performance obligations by us except for warranties provided on the products and parts sold. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, selling price is fixed or determinable and collectibility is reasonably assured. While there are no rights or return privileges on product sales, we have made some limited exceptions to the no-right-of-return policy. We have provided an allowance for future sales returns based on historical information. Our operating policy may change in the future. We occasionally enter into agreements that contain multiple elements, such as equipment, installation, engineering and/or service. For multiple-element arrangements, we recognize revenue for delivered elements when the delivered item has stand-alone value to the customer, fair values of undelivered elements are known and customer acceptance, if required, has occurred.

- We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers deteriorates or if other conditions arise that result in an impairment of their ability or intention to make payments, additional allowances may be required.

- We have a history of unprofitable operations. These losses generated significant federal and state net operating loss ("NOL") carryforwards. SFAS No. 109, "Accounting for Income Taxes" requires that we record a valuation allowance against the net deferred income tax assets associated with these NOLs if it is "more likely than not" that we will not be able to utilize them to offset future income taxes. Due to the uncertainty surrounding the timing of realizing the benefits of our favorable tax attributes in future income tax returns, a valuation allowance has been provided against all of our net deferred income tax assets. We currently provide for income taxes only to the extent that we expect to pay cash taxes, primarily state taxes. It is possible, however, that we could be profitable in the future at levels which could cause management to determine that it is more likely than not that we will realize all or a portion of the NOL carryforward.

Upon reaching such a conclusion, we would record the estimated net realizable value of the deferred income tax asset at that time. Such adjustment would increase income in the period that the determination was made.

- We account for contingencies in accordance with SFAS No. 5, "Accounting for Contingencies." SFAS No. 5 requires that we record an estimated loss from a loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for contingencies, such as legal matters, requires us to use our judgment. Any unfavorable outcome of litigation or other contingencies could have an adverse impact on our financial condition and results of operations.

- Our adoption of SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)") in the first quarter of Fiscal 2007 requires that we recognize stock-based compensation expense associated with stock options in the statement of operations, rather than disclose it in a pro forma footnote to the consolidated financial statements. Determining the amount of stock-based compensation to be recorded requires us to develop estimates to be used in calculating the grant-date fair value of stock options. We calculate the grant-date fair values using the Black-Scholes valuation model. The use of valuation models requires us to make estimates of the following assumptions:

  - Expected volatility — The estimated stock price volatility was derived based upon the Company's actual historic stock prices over the expected option life, which represents the Company's best estimate of expected volatility.

  - Expected option life — The Company's estimate of an expected option life was calculated in accordance with the Staff Accounting Bulletin No. 107 simplified method for calculating the expected term assumption. This method is available for options granted prior to December 31, 2007.

  - Risk-free interest rate — We used the yield on zero-coupon U.S. Treasury securities for a period that is commensurate with the expected life assumption as the risk-free interest rate.

  The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term "forfeitures" is distinct from "cancellations" or "expirations" and represents only the unvested portion of the surrendered option. We reviewed historical forfeiture data and determined the appropriate forfeiture rate based on that data. We will re-evaluate this analysis periodically and adjust the forfeiture rate as necessary. Ultimately, we will recognize the actual expense over the vesting period only for the shares that vest.

Results of Operations

Year Ended March 31, 2007 Compared to Year Ended March 31, 2006

Revenue

Revenue is reported net of sales returns and allowances. Revenue for the year ended March 31, 2007 decreased $3.1 million, or 13%, to $21.0 million from $24.1 million for the year ended March 31, 2006. Revenue from microturbine product shipments decreased $3.7 million, or 19.7%, to $15.1 million during Fiscal 2007 from $18.8 million for Fiscal 2006. Shipments of microturbine units were 15.6 megawatts during Fiscal 2007 compared with 23.0 megawatts for Fiscal 2006. Revenue from accessories, parts and service for Fiscal 2007 increased $0.6 million to $5.9 million from $5.3 million for Fiscal 2006. Included in the overall revenue decline was a $2.0 million decrease in revenue from the North American market and a $1.7 million decrease in revenue from the Asian market primarily the result of a decline in the activity of one distributor in each market. While sales have not increased at the expected rate, we continue to pursue market penetration through the use of worldwide distributors and our direct sales resources.

Two customers accounted for 16% and 12% of revenue for the year ended March 31, 2007, respectively. For the year ended March 31, 2006, three customers accounted for 17%, 14% and 10% of revenue, respectively. Banking Production Centre accounted for 16% and 10% of revenues for the year ended March 31, 2007 and 2006, respectively. UTC accounted for 12% and 17% of revenue for year ended March 31, 2007 and 2006, respectively.

Gross Loss

Cost of goods sold includes direct material costs, production overhead, inventory charges and provision for estimated product warranty expenses. The gross loss was $5.0 million, or 24% of revenue, for the year ended March 31, 2007 compared to $10.5 million, or 43% of revenue, for the year ended March 31, 2006. The decrease in the gross loss and corresponding improvement in the gross loss percentage reflects a change in product mix with increased sales of higher margin C60 Series units and reduced manufacturing costs of $2.2 million as well as higher absorption of overhead costs into ending inventory of $0.9 million and reduced inventory charges for excess, obsolete and scrapped inventory of $3.9 million offset by increased warranty charges of $1.4 million. Warranty expense for unit shipments decreased $1.1 million as a result of lower volumes and improvements that have been made through engineering design changes and product robustness. This decrease was offset by an increase of $2.5 million because of higher estimated costs of several reliability repair programs related to changes in the expected condition of the units that need repair. These changes have been evidenced by increased costs of repair work performed in the current year. These changes in program estimates are recorded in the period that new information, such as design changes, product enhancements and repair costs, becomes available.

We expect to continue to incur gross losses until we are able to achieve higher unit sales volumes to cover our fixed manufacturing costs. Additionally, other contributions to profitability include initiatives to further reduce direct material costs and reductions in other manufacturing and warranty costs.

Research and Development Expenses

Research and development ("R&D") expenses include compensation, engineering department expenses, overhead allocations for administration and facilities and material costs associated with development. R&D expenses decreased $1.6 million, or 15%, to $9.4 million for the year ended March 31, 2007 from $11.0 million for the year ended March 31, 2006. R&D expenses are reported net of benefits from cost-sharing programs, such as the DOE funding. The net decrease in R&D spending is the result of decreased development hardware and supplies costs for various engineering projects of $0.8 million as well as decreases in labor and consulting spending of $1.5 million, facilities expenses of $0.3 million, other expenses of $0.1 million, offset by increases in allocated overhead costs of $0.4 million and a decrease in benefits from cost-sharing programs of $0.7 million . Included in the net decrease in labor and consulting spending for the year ended March 31, 2007 were $0.2 million of non-cash stock compensation charges. There were no such charges for the same period in the prior year. The non-cash stock compensation charge resulted from the Company's adoption of SFAS 123(R) during the first quarter of Fiscal 2007. Cost-sharing programs vary from period to period depending on the phases of the programs. We expect R&D expense in Fiscal 2008 to be lower than in Fiscal 2007. This change is expected to occur as a result of increased cost-sharing programs.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses include compensation and related expenses in support of our general corporate and sales functions, which include facilities, human capital, finance and accounting, shareholder relations, information systems and legal services. SG&A expenses decreased $3.1 million, or 11%, to $24.6 million for the year ended March 31, 2007 from $27.8 million for the year ended March 31, 2006. Included in SG&A expenses for the year ended March 31, 2007 was $2.3 million of non-cash stock compensation, compared to $1.0 million for the same period last year. This increase is a result of the Company's adoption of SFAS 123(R) during the first quarter of Fiscal 2007. Other SG&A expenses decreased $4.5 million compared to the prior year. Included in the SG&A decrease was $1.9 million related to legal settlement costs incurred in the prior year, $2.0 million related to reduced professional services including legal, accounting and insurance, labor and related costs of $0.6 million, consulting fees of $0.5 million and marketing costs of $0.3 million, offset by increased facilities costs of $0.3 million, bad debt expense of $0.3 million and other administrative expenses of $0.2 million. We expect SG&A costs in Fiscal 2008 to be slightly lower than Fiscal 2007.

Interest Income

Interest income for the year ended March 31, 2007 increased $0.2 million, or 7%, to $2.3 million from $2.1 million for the same period last year. The increase during the current period was attributable to increased investment yields over the same period last year, offset by lower average cash balances during the year ended March 31, 2007. We expect interest income to decline for the year ending March 31, 2008 as we continue to use cash to support our operations.

Income Tax Provision

At March 31, 2007, we had federal and state net operating loss carryforwards of approximately $433.6 million and $290.8 million, respectively, which may be utilized to reduce future taxable income, subject to limitations under Section 382 of the

Internal Revenue Code of 1986. We provided a valuation allowance for 100% of our net deferred tax asset of $183.3 million at March 31, 2007 as the realization of the benefits of these favorable tax attributes in future income tax returns is not deemed more likely than not. Similarly, at March 31, 2006, the net deferred tax asset was fully reserved.

Year Ended March 31, 2006 Compared to Year Ended March 31, 2005

Revenue

Revenue increased $7.1 million, or 42%, to $24.1 million for the year ended March 31, 2006 from $17.0 million for the year ended March 31, 2005, reflecting increased demand across products, parts, accessories and service in Fiscal 2006 resulting from increased market acceptance. Shipments during the period ended March 31, 2006 were 23.0 megawatts compared with 16.5 megawatts in the prior period. The overall revenue increase also reflects a product mix price change towards higher priced units. Revenue from parts and service for the year ended March 31, 2006 increased $1.4 million, or 36%, to $5.3 million from $3.9 million for the year ended March 31, 2005.

Three customers accounted for 17%, 14% and 10% of the Company's net revenue, respectively, for the year ended March 31, 2006, totaling approximately 41%. For Fiscal 2005, one customer accounted for approximately 15% of revenue. UTC accounted for 17% and 15% of revenue for the years ended March 31, 2006 and 2005, respectively. Banking Production Centre accounted for 10% and 7% of revenue for the years ended March 31, 2006 and 2005, respectively. For the years ended March 31, 2006 and 2005, our top ten customers generated approximately 71% and 62%, respectively, of total revenue. This demonstrates that we continued to build strength in our distribution channel and the performance of our distribution base reflects the strategy we undertook at the beginning of Fiscal 2005. This strategy included focusing on target markets we believed held greater prospects for improved sales and improving the distribution channel. The change in the distribution channel entailed terminating some of the previously existing agreements and entering into new agreements with distributors and dealers we believed would be capable of growing sales in our targeted markets. Our efforts to develop our target markets in concert with a more productive base of distributors and dealers yielded the improved sales in Fiscal 2006 over Fiscal 2005.

Late in Fiscal 2006, we increased our product sales prices an average of approximately 7% in response to our increasing costs for commodity metals.

Gross Loss

The gross loss was $10.5 million, or 43% of revenue, for the year ended March 31, 2006 compared to $8.6 million, or 51% of revenue, for the year ended March 31, 2005. The improvement in the gross loss percentage reflected the operating leverage of increased revenue over fixed manufacturing costs. The operating leverage benefits were offset by increased inventory valuation charges of $2.5 million and increased total warranty expense of $1.4 million, compared to Fiscal 2005. However, warranty expense for unit shipments decreased approximately $2.0 million as a result of improvements that were made through engineering design changes and product robustness. The amount of the net increase in warranty expense in Fiscal 2006 over Fiscal 2005 was primarily the result of the benefit of $4.1 million recorded in Fiscal 2005 resulting from design changes and product enhancements. Throughout Fiscal 2005, we experienced reductions in the accruals for preexisting warranties and the reliability repair programs. The reductions in the preexisting warranties and the reliability repair programs arose because of improvements that were made through engineering design changes. Warranty expense is a combination of a per-unit warranty accrual recorded at the time the product is shipped and changes in estimates of several reliability enhancement programs. These changes in program estimates are recorded when we have statistically valid evidence that product changes are altering the historical failure occurrence rates. The increased inventory valuation charges during the fiscal year ended March 31, 2006 were net of a benefit of $0.3 million recognized during the fiscal year ended March 31, 2005 for the use of previously fully written-down recuperator cores.

Research and Development Expenses

R&D expenses decreased $0.8 million, or 6%, to $11.0 million for the year ended March 31, 2006 from $11.8 million for the year ended March 31, 2005. R&D expenses are reported net of benefits from cost sharing programs. These benefits were $2.5 million in Fiscal 2006 compared to $0.5 million in Fiscal 2005. The benefits from cost sharing programs vary from period-to-period depending on the phases of the related programs. Our remaining funding under the DOE Advanced Microturbine System program was approximately $6.1 million as of March 31, 2006.

Selling, General and Administrative Expenses

SG&A expenses increased $6.9 million, or 33%, to $27.7 million for the year ended March 31, 2006 from $20.8 million for the year ended March 31, 2005. Of the increased SG&A expenses between years, approximately $2.0 million of the increase related to a Settlement Agreement with Interstate Companies, Inc. Additionally, $0.9 million of the increase related to

consulting costs, $1.1 million was the result of legal and accounting fees and $0.5 million related to severance expense. Approximately $0.7 million of the increase was for marketing expense and $1.0 million was for labor related costs, including salaries, recruitment and relocation expenses to support our continuous process improvement throughout the organization. Additionally, $0.3 million of the increase related to increased facility maintenance costs and $0.4 million was the result of increased other administrative costs.

Interest Income

Interest income for Fiscal 2006 increased $0.8 million, or 60%, to $2.1 million from $1.3 million for Fiscal 2005. The increase during Fiscal 2006 was attributable to higher cash balances as a result of the $39.2 million in net proceeds from the October 2005 equity offering in addition to increased investment yields over the same period.

Income Tax Provision

At March 31, 2006, we had federal and state net operating loss carryforwards of approximately $394.1 million and $272.1 million, respectively, which may be utilized to reduce future taxable income, subject to limitations. We provided a valuation allowance for 100% of our net deferred tax asset of $169.4 million at March 31, 2006 as the realization of the benefits of these favorable tax attributes in future income tax returns is not deemed more likely than not. Similarly, at March 31, 2005, the net deferred tax asset was fully reserved.

Quarterly Results of Operations

The following table presents unaudited quarterly financial information. This information was prepared in accordance with GAAP, and, in the opinion of management, contains all adjustments necessary for a fair presentation of such quarterly information when read in conjunction with the financial statements included elsewhere herein. Our operating results for any prior quarters may not necessarily indicate the results for any future periods.

Amounts in thousands, except per share data

	Year Ended March 31, 2007				Year Ended March 31, 2006			
(Unaudited)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net revenue	$ 5,791	$ 5,715	$ 2,946	$ 6,566	$ 7,551	$ 7,040	$ 5,705	$ 3,807
Cost of goods sold	6,770	6,191	5,282	7,802	10,778	9,793	6,768	7,224
Gross loss	(979)	(476)	(2,336)	(1,236)	(3,227)	(2,753)	(1,063)	(3,417)
Operating costs and expenses:								
R&D	1,955	2,021	2,592	2,806	3,093	3,093	2,728	2,105
SG&A	6,273	6,366	6,061	5,915	6,171	9,045	6,788	5,737
Loss from operations	(9,207)	(8,863)	(10,989)	(9,957)	(12,491)	(14,891)	(10,579)	(11,259)
Net loss	$ (8,524)	$ (8,453)	$(10,419)	$ (9,332)	$(11,828)	$(14,181)	$(10,199)	$(10,865)
Net loss per common share—basic and diluted	$ (0.06)	$ (0.08)	$ (0.10)	$ (0.09)	$ (0.12)	$ (0.14)	$(0.12)	$ (0.13)

Liquidity and Capital Resources

Our cash requirements depend on many factors, including the execution of our plan. We expect to continue to devote substantial capital resources to running our business and creating the strategic changes summarized herein. Based on our current forecasts and assumptions, we believe that our existing cash and cash equivalents are sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. We have invested our cash in an institutional fund that invests in high quality short-term money market instruments to provide liquidity for operations and for capital preservation.

Our cash and cash equivalent balances increased $2.3 million during the year ended March 31, 2007, inclusive of $42.4 million of proceeds from our direct stock placement, compared to a decline of $5.5 million for the year ended March 31, 2006. The cash was used in:

Operating Activities—During the year ended March 31, 2007 we used $40.4 million in cash in our operating activities, which primarily consisted of a net loss for the period of approximately $36.7 million, offset by non-cash adjustments (primarily depreciation, warranty and inventory charges) of $9.9 million and cash used for working capital of approximately $13.6 million. This compared to operating cash usage of $45.5 million during the year ended March 31, 2006, which consisted of a net loss for the period of approximately $47.1 million, offset by non-cash adjustments (primarily depreciation and impairment charges) of $9.7 million and cash used for working capital of approximately $8.1 million. This reduction in net loss for Fiscal 2007 from Fiscal 2006 is primarily attributable to cost control measures. The change in working capital between periods is primarily attributable to inventory which has increased from purchases made

in anticipation of expected future demands. Additionally, the change is attributable to a $1.9 million decrease in accounts receivable resulting primarily from lower sales occurring at the end of the period compared with the prior year and an improvement in days of sales outstanding, and offset by $2.4 million cash used for payments on accounts payable and accrued expenses. Both last year and this year, increase in inventories resulted in the use of working capital. Warranties used cash in each period due to increased cost for reliability campaigns. Net cash used for warranties was $2.6 million in Fiscal 2007 and $2.4 million in Fiscal 2006.

Investing Activities—Net cash used in investing activities, primarily resulting from the acquisition of fixed assets, was $1.4 million and $1.1 million for the years ended March 31, 2007 and 2006, respectively. Our cash usage for investing activities has been relatively low related to capital expenditures.

Financing Activities—During the year ended March 31, 2007, we generated $44.2 million from financing activities as compared to cash generated in Fiscal 2006 of $41.1 million. The funds generated from financing activities in the year ended March 31, 2007 were primarily the result of a direct placement of the Company's common stock, which was completed effective January 24, 2007. Pursuant to the offering, we issued a total of 40 million shares of common stock and warrants to purchase 20 million shares of common stock with an initial exercise price of $1.30 per share, resulting in gross proceeds of approximately $45.6 million, and incurred approximately $3.2 million in direct costs. The funds generated from financing activities in the year ended March 31, 2006 were primarily the result of a registered offering of the Company's common stock, which was completed effective October 21, 2005. Pursuant to the offering, we issued a total of 17 million shares of common stock, resulting in gross proceeds of approximately $41.4 million, and incurred approximately $2.2 million in direct costs. The exercise of stock options and employee stock purchases yielded $1.7 million in cash for the year ended March 31, 2007 as compared with $1.8 million in Fiscal 2006. Repayments of capital lease obligations used $20,000 during the year ended March 31, 2007 as compared with $17,000 in the prior year because the leases were substantially paid down during Fiscal 2006.

We anticipate that as a result of our efforts to build sales and margins while controlling costs we will lower our cash usage. Our goal for the year ending March 31, 2008 is to use less cash for operating and investing activities than in Fiscal 2007.

Contractual Obligations and Commercial Commitments

At March 31, 2007, our commitments under the notes payable and non-cancelable operating leases were as follows:

	Payment Due by Period				
	Total	Less than 1 Year	1—3 Years	3—5 Years	More than 5 Years
	(in Thousands)				
Contractual Obligations:					
Notes payable	$ 47	$ 19	$ 28	$ —	$—
Operating lease commitments	$7,248	$2,065	$5,183	$ —	$—

As of March 31, 2007, we had firm commitments to purchase inventories of approximately $6.3 million. Inventory delivery dates and related payments are not firmly scheduled. Therefore, amounts under these firm purchase commitments will be due concurrent with the receipt of the related inventories.

In 2000, the DOE awarded us $10.0 million under a Cooperative Agreement to develop an Advanced Microturbine System. The $10.0 million award was to be distributed during the project period September 28, 2000 through July 1, 2005. In April 2005, the DOE amended the agreement and added a task to develop an Ultra-Low Emissions Microturbine. The award was increased to a total of $17.7 million and the project period was extended through December 31, 2008. The program is estimated to cost a total of $31.7 million over the eight year period, which would therefore require us to incur approximately $18.2 million of the total R&D expenditures under this program. We billed the DOE under this agreement a cumulative amount of $13.4 million through March 31, 2007. Our remaining funding under this program is approximately $4.3 million as of March 31, 2007 which would require us to provide at least $6.2 million of additional R&D expenditures.

In 2001, we were awarded a $3.0 million grant from the DOE for the research, development and testing of packaged cooling, heating and power systems for buildings. The contract is estimated to cost $5.5 million, which would therefore require us to incur approximately $2.5 million of the total R&D expenditures under this program. We billed the DOE under this contract a cumulative amount of $1.3 million through March 31, 2007. Our remaining funding under this program is approximately $3.0 million as of March 31, 2007 which would require us to provide at least $4.3 million of our own R&D expenditures. However, we do not expect to continue work under this specific project.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

Impact of Recently Issued Accounting Standards

In January 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates, amends FASB Statement No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and expands disclosures related to the use of fair value measures in financial statements. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. We are evaluating any impact that the adoption of this pronouncement may have on our consolidated financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are evaluating any impact that the adoption of this pronouncement may have on our consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements." Because of diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006; therefore, we adopted this interpretation during the fourth quarter of Fiscal 2007. Adopting SAB 108 did not have a material impact on our consolidated financial position or results of operations.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies the accounting for income taxes, by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition This interpretation is effective for fiscal years beginning after December 15, 2006. We will adopt FIN 48 as of April 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded in retained earnings and other accounts as applicable. We not expect that the adoption of FIN 48 will have a significant impact on our consolidated financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk.

Foreign Currency

We currently develop products in the U.S. and market and sell our products predominantly in North America, Europe and Asia. As a result, factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets could affect our financial results. As all of our sales and purchases are currently made in U.S. dollars, we do not utilize foreign exchange contracts to reduce our exposure to foreign currency fluctuations. In the future, as our customers, employees and vendor bases expand, we anticipate entering into more transactions that are denominated in foreign currencies.

Interest

We have no significant long-term debt outstanding and do not use any derivative instruments. We have invested our cash in an institutional fund that invests in high quality short-term money market instruments.

Item 8. Financial Statements and Supplementary Data.

The Company's Consolidated Financial Statements and Schedule included in this Report beginning at page F-1 are incorporated in this Item 8 by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that the information required to be disclosed in the Company's reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

In connection with the preparation of this Annual Report on Form 10-K as of March 31, 2007, an evaluation was performed under the supervision and with the participation of our management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures are effective as of March 31, 2007 to ensure that the information required to be disclosed by us in reports we submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our evaluation under the framework in Internal Control—Integrated Framework, our management concluded that the Company maintained effective internal control over financial reporting as of March 31, 2007. Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been attested to and reported on by Deloitte & Touche LLP, our independent registered public accounting firm. The independent registered accounting firm's attestation report follows. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the three-month period ended March 31, 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Capstone Turbine Corporation
Chatsworth, California

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Capstone Turbine Corporation and subsidiary (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 31, 2007 of the Company and our report dated June 13, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Statement of Financial Accounting Standards No. 123R, Share-Based Payment, effective April 1, 2006.

/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 13, 2007

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item 10 is incorporated by reference from Capstone's definitive proxy statement for its 2007 annual meeting of stockholders, scheduled to be held on August 24, 2007.

Item 11. Executive Compensation.

The information required by this Item 11 is incorporated by reference from Capstone's definitive proxy statement for its 2007 annual meeting of stockholders, scheduled to be held on August 24, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters.

The information required by this Item 12 is incorporated by reference from Capstone's definitive proxy statement for its 2007 annual meeting of stockholders, scheduled to be held on August 24, 2007.

Item 13. Certain Relationships, Related Transactions and Director Independence.

The information required by this Item 13 is incorporated by reference from Capstone's definitive proxy statement for its 2007 annual meeting of stockholders, scheduled to be held on August 24, 2007.

Item 14. Principal Accountant Fees and Services.

The information required by this Item 14 is incorporated by reference from Capstone's definitive proxy statement for its 2007 annual meeting of stockholders, scheduled to be held on August 24, 2007.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a) 1. and 2. Financial statements and financial statement schedule

The financial statements, notes and financial statement schedule are listed in the Index to Consolidated Financial Statements on page F-1 of this Report.

(a) 3. Index to Exhibits.

Exhibit Number	Description
3.1(2)	Second Amended and Restated Certificate of Incorporation of Capstone.
3.2(13)	Amended and Restated Bylaws of Capstone.
4.1(2)	Specimen stock certificate.
4.2(16)	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock.
4.3(19)	Form of Warrant
9.1(2)	Investor Rights Agreement.
9.2(2)	Amendment No. 1 to Investors Rights Agreement.
9.3(3)	Amendment No. 2 to Investors Rights Agreement.
9.4(3)	Amendment No. 3 to Investors Rights Agreement.
10.1(2)	Lease between Capstone and Northpark Industrial—Leahy Division LLC, dated December 1, 1999, for leased premises at 21211 Nordhoff Street, Chatsworth, California.
10.2(2)	1993 Incentive Stock Option Plan.
10.3(2)	Employee Stock Purchase Plan.
10.4(14)	Amended and Restated 2000 Equity Incentive Plan.
10.5(4)	Transition Agreement, dated August 2, 2000, by and between Capstone and Solar Turbines Incorporated.
10.6(4)	Amended and Restated License Agreement, dated August 2, 2000, by and between Solar Turbines Incorporated and Capstone.
10.7(6)	Lease between Capstone and AMB Property, L.P., dated September 25, 2000, for leased premises at 16640 Stagg Street, Van Nuys, California.
10.8(6)	Lease between Capstone and AH Warner Center Properties, Limited Liability Company, dated February 16, 2001, for leased premises at 21700 Oxnard Street, Woodland Hills, California.
10.9(5)	Deferred Compensation Plan of Capstone.
10.10(14)	Amended and Restated Capstone Change of Control Severance Plan.
10.11(7)	Stock Option Agreement with John Tucker dated August 1, 2003.
10.12(7)	Restricted Stock Purchase Agreement with John Tucker dated August 4, 2003.
10.13(9)	Stock Option Agreement with Karen Clark dated January 29, 2002.
10.14(10)	Stock Option Agreement with Michael Redmond dated August 25, 2003.
10.15(10)	Stock Option Agreement with John Fink III dated August 25, 2003.
10.16(21)	Amendment to the Capstone Restricted Stock Purchase Agreement with John Tucker dated August 4, 2003
10.17(11)	Amendment to the Capstone Restricted Stock Purchase Agreement with John Tucker dated August 4, 2003.
10.18(16)	Rights Agreement with Mellon Investor Services LLC dated July 7, 2005.
10.19(12)	Inducement Stock Option Agreement with Walter J. McBride dated August 5, 2005.
10.20(12)	Form of Stock Option Agreement for Amended and Restated 2000 Equity Incentive Plan.
10.21(15)	Inducement Stock Option Agreement with Leigh L. Estus dated November 7, 2005.
10.22(13)	Subscription Agreement effective as of October 7, 2005 between Capstone and Monarch Pointe Fund, Ltd.
10.23(13)	Subscription Agreement effective as of October 7, 2005 between Capstone and Asset Managers International, Ltd.

10.24(15) Inducement Stock Option Agreement with Walter J. McBride dated January 16, 2006.

10.25(20) Consulting Agreement between Capstone and John R. Tucker, dated July 24, 2006.

10.26(17) Lease Agreement dated October 15, 2005 with Addendum, dated September 27, 2006, with CapGen CHP, Inc.

10.27(18) Inducement Stock Option Agreement with Darren R. Jamison, dated December 18, 2006.

10.28(18) Restricted Stock Agreement with Darren R. Jamison, dated December 18, 2006.

10.29(18) Letter Agreement between Capstone and Darren R. Jamison, dated December 1, 2006.

10.30(18) Change of Control Severance Agreement between Capstone and Darren R. Jamison, effective December 18, 2006.

10.31(19) Placement Agency Agreement with A.G. Edwards & Sons Inc., dated January 18, 2007.

10.32(19) Form of Subscription Agreement.

10.33(1) Letter Agreement between Capstone and James D. Crouse, dated January 31, 2007.

10.34(1) Inducement Stock Option Agreement with James D. Crouse, dated February 5, 2007.

10.35(1) Restricted Stock Agreement with James D. Crouse, dated February 5, 2007.

14.1(8) Code of Business Conduct.

14.2(8) Code of Ethics for Senior Financial Officers and Chief Executive Officer.

21.1(1) Subsidiary List.

23.1(1) Consent of Deloitte & Touche LLP.

24.1(1) Power of Attorney (included in the signature page of this Form 10-K).

31.1 (1) CEO's Certification Pursuant to Rule 13a-14(a)/15d-14(a).

31.2 (1) CFO's Certification Pursuant to Rule 13a-14(a)/15d-14(a).

32.1 (1) Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, of the CEO and CFO.

---

(1) Filed herewith.

(2) Incorporated by reference to Capstone's Registration Statement on Form S-1 (File No. 333-33024).

(3) Incorporated by reference to Capstone's Registration Statement on Form S-1 (File No. 333-48524).

(4) Incorporated by reference to Capstone's Current Report on Form 8-K filed on October 16, 2000 (File No. 001-15957).

(5) Incorporated by reference to Capstone's Registration Statement on Form S-8 (File No. 333-66390).

(6) Incorporated by reference to Capstone's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-15957).

(7) Incorporated by reference to Capstone's Registration Statement on Form S-8 (File No. 333-107628).

(8) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 (File No. 001-15957).

(9) Incorporated by reference to Capstone's Registration Statement on Form S-8 filed on November 14, 2002 (File No. 333-101201).

(10) Incorporated by reference to Capstone's Registration Statement on Form S-8 filed on December 1, 2003 (File No.333-110847).

(11) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005 (File No. 001-15957).

(12) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005 (File No. 001-15957).

(13) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2005 (File No. 001-15957).

(14) Incorporated by reference to Capstone's Annual Report on Form 10-K for the year ended March 31, 2005 (File No. 001-15957).

(15) Incorporated by reference to Capstone's registration statement on Form S-8, dated February 1, 2006 (File No. 333-131431).

(16) Incorporated by reference to Capstone's Current Report on Form 8-K filed on July 8, 2005 (File No. 001-15957).

(17) Incorporated by reference to Capstone's Current Report on Form 8-K filed on July 24, 2006 (File No. 001-15957).

(18) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2006 (File No. 001-15957).

(19) Incorporated by reference to Capstone's Current Report on Form 8-K filed on January 19, 2007 (File No. 001-15957).

(20) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (File No. 001-15957).

(21) Incorporated by reference to Capstone's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2004 (File No. 001-15957).

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Financial Statements:	
Consolidated Balance Sheets as of March 31, 2007 and 2006	F-3
For the years ended March 31, 2007, 2006 and 2005:	
Consolidated Statements of Operations	F-4
Consolidated Statements of Stockholders' Equity	F-5
Consolidated Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7
Financial Statement Schedule:	
Consolidated schedule for the years ended March 31, 2007, 2006 and 2005:	
Schedule II—Valuation and Qualifying Accounts	F-23

Financial statement schedules not included in this Annual Report on Form 10-K have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Capstone Turbine Corporation
Chatsworth, California

We have audited the accompanying consolidated balance sheets of Capstone Turbine Corporation and subsidiary (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. Our audits also include a financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Notes 2 and 8 to the consolidated financial statements, the Company adopted, effective April 1, 2006, Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 13, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, California
June 13, 2007

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(In thousands, except share amounts)

	March 31, 2007	March 31, 2006
Assets		
Current Assets:		
Cash and cash equivalents	$ 60,322	$ 58,051
Accounts receivable, net of allowance for doubtful accounts and sales returns of $789 in 2007 and $858 in 2006	3,514	5,869
Inventories	21,283	12,545
Prepaid expenses and other current assets	1,614	1,050
Total current assets	86,733	77,515
Property, plant and equipment, net	6,256	7,816
Non-current portion of inventories	3,005	3,113
Intangible asset, net	892	1,159
Other assets	117	114
Total	$ 97,003	$ 89,717
Liabilities and Stockholders' Equity		
Current Liabilities:		
Accounts payable and accrued expenses	$ 5,686	$ 8,144
Accrued salaries and wages	1,434	1,623
Accrued warranty reserve	6,554	6,998
Deferred revenue	937	632
Current portion of notes payable	19	19
Total current liabilities	14,630	17,416
Long-term portion of notes payable	27	47
Other long-term liabilities	561	626
Stockholders' Equity:		
Preferred stock, $.001 par value; 10,000,000 shares authorized; none issued	—	—
Common stock, $.001 par value; 415,000,000 shares authorized; 144,512,997 shares issued and 143,961,789 shares outstanding at March 31, 2007; 103,521,829 shares issued and 102,970,621 shares outstanding at March 31, 2006	145	104
Additional paid-in capital	619,423	572,787
Accumulated deficit	(537,270)	(500,542)
Deferred stock compensation	—	(208)
Treasury stock, at cost; 551,208 shares at March 31, 2007 and 2006	(513)	(513)
Total stockholders' equity	81,785	71,628
Total	$ 97,003	$ 89,717

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Years Ended March 31,		
	2007	2006	2005
Net revenue	$ 21,018	$ 24,103	$ 16,968
Cost of goods sold (includes stock-based compensation of $107, $0 and $0, for the periods presented, respectively)	26,045	34,563	25,545
Gross loss	(5,027)	(10,460)	(8,577)
Operating expenses:			
Research and development (includes stock-based compensation of $232, $0 and $4, for the periods presented, respectively)	9,374	11,019	11,761
Selling, general and administrative (includes stock-based compensation of $2,369, $953 and $376, for the periods presented, respectively)	24,615	27,741	20,782
Total operating costs and expenses	33,989	38,760	32,543
Loss from operations	(39,016)	(49,220)	(41,120)
Interest income	2,292	2,143	1,338
Interest expense	(2)	(23)	(37)
Other income, net	—	29	372
Loss before income taxes	(36,726)	(47,071)	(39,447)
Provision for income taxes	2	2	2
Net loss	$(36,728)	$(47,073)	$(39,449)
Net loss per common share—basic and diluted	$ (0.32)	$ (0.50)	$ (0.47)
Weighted average share used to calculate basic and diluted net loss per common share	113,770	93,638	84,378

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Deferred Stock Compensation	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance, March 31, 2004....	85,025,817	$ 85	$530,394	$(414,020)	$ 503	$(513)	$115,443
Stock-based compensation	—	—	157	—	—	—	157
Exercise of stock options and employee stock purchases............	310,543	—	304	—	—	—	304
Stock awards to Board of Directors............	43,086	—	76	—	—	—	76
Amortization of deferred stock compensation	—	—	—	—	147	—	147
Net loss...............				(39,449)			(39,449)
Balance, March 31, 2005....	85,379,446	85	530,931	(453,469)	(356)	(513)	76,678
Stock-based compensation	—	—	680	—	—	—	680
Exercise of stock options and employee stock purchases............	1,081,038	2	1,843	—	—	—	1,845
Stock awards to Board of Directors............	61,345	—	126	—	—	—	126
Amortization of deferred stock compensation	—	—	—	—	148	—	148
Issuance of common stock, net of issuance costs....	17,000,000	17	39,207	—	—	—	39,224
Net loss...............	—	—	—	(47,073)	—	—	(47,073)
Balance, March 31, 2006....	103,521,829	104	572,787	(500,542)	(208)	(513)	71,628
Restricted stock awards cancellation..........	(125,000)	—		—	—	—	—
Stock-based compensation	—	—	2,428	—	208	—	2,636
Exercise of stock options and employee stock purchases............	1,070,291	1	1,685	—	—	—	1,686
Stock awards to Board of Directors............	45,877	—	71	—	—	—	71
Issuance of common stock, net of issuance costs....	40,000,000	40	42,452	—	—	—	42,492
Net loss...............	—	—	—	(36,728)	—	—	(36,728)
Balance, March 31, 2007....	144,512,997	$ 145	$619,423	$(537,270)	$ —	$(513)	$ 81,785

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended March 31,		
	2007	2006	2005
Cash Flows from Operating Activities:			
Net loss	$ (36,728)	$ (47,073)	$ (39,449)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	3,004	4,196	5,181
Impairment loss on fixed assets and manufacturing license	—	—	614
Provision for allowance for doubtful accounts and sales returns	488	322	57
Inventory write-down	1,372	3,388	744
Provision (benefit) for warranty expenses	2,182	760	(682)
Loss on disposal of equipment	175	72	24
Stock-based compensation	2,708	954	380
Changes in operating assets and liabilities:			
Accounts receivable	1,867	(3,041)	963
Inventories	(10,002)	(3,783)	(4,062)
Prepaid expenses and other assets	(567)	(16)	187
Accounts payable and accrued expenses	(2,362)	2,187	963
Accrued salaries and wages and long term liabilities	(255)	(119)	(369)
Accrued warranty reserve	(2,626)	(2,429)	(2,346)
Deferred revenue	305	(890)	356
Net cash used in operating activities	(40,439)	(45,464)	(37,439)
Cash Flows from Investing Activities:			
Acquisition of and deposits on equipment and leasehold improvements	(1,497)	(1,296)	(1,057)
Proceeds from sale of equipment	49	166	3
Net cash used in investing activities	(1,448)	(1,130)	(1,054)
Cash Flows from Financing Activities:			
Repayment of notes payable and capital lease obligations	(20)	(17)	(598)
Exercise of stock options and employee stock purchases	1,686	1,845	304
Net proceeds from issuance of common stock	42,492	39,224	—
Net cash provided by (used in) financing activities	44,158	41,052	(294)
Net Decrease in Cash and Cash Equivalents	2,271	(5,542)	(38,787)
Cash and Cash Equivalents, Beginning of Year	58,051	63,593	102,380
Cash and Cash Equivalents, End of Year	$ 60,322	$ 58,051	$ 63,593
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 2	$ 23	$ 35
Income taxes	$ 2	$ 2	$ 2

Supplemental Disclosures of Non-Cash Information:

During the years ended March 31, 2007 and 2006, the Company purchased $11,000 and $107,000 of equipment on accounts payable outstanding as of March 31, 2007 and 2006, respectively. Additionally, during the year ended March 31, 2005, the Company financed equipment acquisitions $96,000 through a note payable obligation.

See accompanying notes to consolidated financial statements.

CAPSTONE TURBINE CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Company and Basis of Presentation

Capstone Turbine Corporation (the "Company") develops, manufactures, markets and services microturbine technology solutions for use in stationary distributed power generation applications, including cogeneration (combined heat and power ("CHP") and combined cooling, heat and power ("CCHP")), resource recovery (including "renewable" fuels) and secure power. In addition, the Company's microturbines can be used as generators for hybrid electric vehicle applications. The Company was organized in 1988 and has been commercially producing its microturbine generators since 1998.

The Company has incurred significant operating losses since its inception. Management anticipates incurring additional losses until the Company can produce sufficient revenue to cover its operating costs. To date, the Company has funded its activities primarily through private and public equity offerings.

The consolidated financial statements include the accounts of the Company and Capstone Turbine International, Inc., its wholly owned subsidiary that was formed in June 2004, after elimination of inter-company transactions.

2. Summary of Significant Accounting Policies

Cash Equivalents—The Company considers only those investments that are highly liquid, readily convertible to cash with original maturities of three months or less at date of purchase as cash equivalents.

Financial Instruments—The carrying value of certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair market value based on their short-term nature. The carrying value of notes payable approximates fair value due to the relatively short period of remaining terms for the same or similar debt instruments.

Accounts Receivable—The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. The Company also provides an allowance for sales returns. While the Company sells without rights of return, because occasional exceptions have been made, an allowance is provided based on historical return rates.

Inventories—The Company values inventories at lower of cost or market. The composition of inventory is routinely evaluated to identify slow-moving, excess, obsolete or otherwise impaired inventories. Inventories identified as impaired are evaluated to determine if write-downs are required. Included in the assessment is a review for obsolescence as a result of engineering changes in the Company's products. All inventories expected to be used in more than one year are classified as long-term.

Depreciation and Amortization—Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the related assets, ranging from two to ten years. Leasehold improvements are amortized over the period of the lease or the estimated useful lives of the assets, whichever is shorter. Intangible assets that have finite useful lives are amortized over their estimated useful lives using the straight-line method. Amortization of assets under capital leases and intangible assets are included with depreciation and amortization expense.

Long-Lived Assets—The Company reviews the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. If the expected future cash flows from the use of such assets (undiscounted and without interest charges) are less than the carrying value, the Company's policy is to record a write-down, which is determined based on the difference between the carrying value of the assets and their estimated fair value.

Deferred Revenue—Deferred revenue consists of deferred product and service revenue, and customer deposits. Deferred revenue will be recognized when earned in accordance with the Company's revenue recognition policy. The Company has the right to retain all or part of deposits under certain conditions.

Revenue—The Company's revenue consists of sales of products, parts, accessories and service, net of discounts and allowances for sales returns. Capstone's distributors purchase products and parts for sale to end users and are also required to provide a variety of additional services, including application engineering, installation, commissioning and post-commissioning repair and maintenance service. The Company's standard terms of sales to distributors and direct end-users include transfer of title, care, custody and control at the point of shipment, payment terms ranging from full payment in

advance of shipment to payment in 90 days, no right of return or exchange, and no post-shipment performance obligations by Capstone except for warranties provided on the products and parts sold. Revenue is generally recognized and earned when all of the following criteria are satisfied: (a) persuasive evidence of a sales arrangement exists; (b) price is fixed or determinable; (c) collectibility is reasonably assured; and (d) delivery has occurred or service has been rendered. Delivery generally occurs when the title and the risks and rewards of ownership have substantially transferred to the customer. While there are no rights of return privileges on product sales, the Company has made some limited exceptions to the no-right-of-return policy. Therefore, the Company has provided for an allowance for future sales returns based on historical information. To date, the Company has not had significant levels of service revenue. Service performed by the Company has consisted primarily of commissioning and time and materials based contracts. The time and materials contracts are usually related to out-of-warranty units. Service revenue derived from time and materials contracts is recognized as performed. The Company has also started providing maintenance service contracts to the customers of its existing install base. The maintenance service contracts are agreements to perform certain agreed-upon service to maintain a product for a specified period of time. Service revenue derived from maintenance service contracts is recognized on a straight-line basis over the contract period. The Company occasionally enters into agreements that contain multiple elements, such as equipment, installation, engineering and/or service. For multiple-element arrangements, the Company recognizes revenue for delivered elements when the delivered item has stand-alone value to the customer, fair values of undelivered elements are known and customer acceptance provisions, if any, have occurred.

Warranty—The Company provides for the estimated costs of warranties at the time revenue is recognized. The specific terms and conditions of those warranties vary depending upon the product sold, geography of sale and the length of extended warranties sold. The Company's product warranties generally start from the delivery date and continue for up to eighteen months. Factors that affect the Company's warranty obligation include product failure rates, anticipated hours of product operations and costs of repair or replacement in correcting product failures. These factors are estimates that may change based on new information that becomes available each period. Similarly, the Company also accrues the estimated costs to address reliability repairs on products no longer in warranty when, in the Company's judgment, and in accordance with a specific plan developed by the Company, it is prudent to provide such repairs. The Company assesses the adequacy of recorded warranty liabilities quarterly and makes adjustments to the liability as necessary. When the Company has statistically valid evidence that product changes are altering the historical failure occurrence rates, the impact of such changes is then taken into account in estimating future warranty liabilities.

Research and Development ("R&D")—The Company accounts for grant distributions as offsets to R&D expenses and are recorded as the related costs are incurred. Total offsets to R&D expenses amounted to $1.8 million, $2.5 million and $0.5 million, for the years ended March 31, 2007, 2006 and 2005, respectively.

Income Taxes—Deferred income tax assets and liabilities are computed for differences between the consolidated financial statement and income tax basis of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred income tax assets to the amounts expected to be realized.

Contingencies—The Company accounts for contingencies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies". SFAS No. 5 requires that the Company record an estimated loss from a loss contingency when information available prior to issuance of its financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated.

Risk Concentrations—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company places its cash and cash equivalents with high credit quality institutions. The Company performs ongoing credit evaluations of its customers and maintains an allowance for potential credit losses.

The Company sells only microturbines and related parts and service. Two customers accounted for 16% and 12% of the Company's net revenue for the year ended March 31, 2007, totaling approximately 28%. Three customers accounted for 17%, 14% and 10% of the Company's net revenue for the year ended March 31, 2006, totaling approximately 41%. One customer accounted for 15% of the Company's net revenue for the year ended March 31, 2005. Accounts receivable included $0 , $1.6 million and $0.5 million for unpaid billings to the government under cost-sharing programs at March 31, 2007, 2006 and 2005, respectively. Additionally, three customers accounted for 19%, 15% and 11% of net accounts receivable as of March 31, 2007, totaling approximately 45%. One customer accounted for 27% of net accounts receivable as of March 31, 2006.

The Company's production relies on metals, which are currently in high demand and therefore can be difficult or expensive to obtain. Additionally, several components of the Company's products are available from a limited number of suppliers. An interruption in supply could cause a delay in manufacturing and a possible loss of sales, which would affect operating results adversely.

Estimates and Assumptions—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates include accounting for doubtful accounts, depreciation and amortization, inventory write-downs, valuation of assets including intangible assets, product warranties, sales allowances, income taxes and other contingencies. Actual results could differ from those estimates.

Net Loss Per Common Share—Basic loss per common share is computed using the weighted-average number of common shares outstanding for the period. For purposes of computing basic loss per share and diluted loss per share, shares of restricted common stock which are contingently returnable (i.e., subject to repurchase if the purchaser's status as an employee or consultant terminates) are not considered outstanding until they are vested. Diluted loss per share is also computed without consideration to potentially dilutive instruments because the Company incurred losses which would make such instruments antidilutive. Outstanding stock options at March 31, 2007, 2006 and 2005, were 10.3 million, 10.4 million and 9.0 million, respectively.

Stock-Based Compensation—On April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment," ("SFAS 123(R)"), which requires the measurement and recognition of compensation expense for all stock options issued to employees and directors based on estimated fair values. SFAS 123(R) supersedes the Company's previous accounting under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). In March 2005, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the provisions of SAB 107 in its adoption of SFAS 123(R).

The Company adopted SFAS 123(R) using the modified prospective transition method. The Company's consolidated financial statements as of and for the fiscal year ended March 31, 2007 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, the Company's consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R). Stock-based compensation expense for the year ended March 31, 2007, 2006 and 2005 was $2.7 million, $1.0 million and $0.4 million, respectively. The impact of the adoption of SFAS 123(R) increased the net loss by $2.4 million and increased the basic and diluted net loss per common share by $0.02 for the year ended March 31, 2007.

As noted above, prior to the adoption of SFAS 123(R), the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB 25. The Company also accounted for equity instruments issued to non-employees using the fair value at the date of grant as prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation" and Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Service." The following table illustrates the effect on stock-based compensation expense and net loss per common share if the Company had applied the fair value recognition provisions of SFAS 123 to its employee and director stock option grants, stock purchases, restricted stock and stock awards for the years ended March 31, 2006 and 2005 (in thousands, except per share data):

3. Inventories

Inventories are stated at the lower of standard cost (which approximates actual cost on the first-in, first-out method) or market and consist of the following as of March 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Raw materials	$17,581	$13,237
Work in process	1,086	705
Finished goods	5,621	1,716
Total	24,288	15,658
Less non-current portion	3,005	3,113
Current portion	$21,283	$12,545

The non-current portion of inventories represents that portion of the inventories in excess of amounts expected to be sold or used in the next twelve months.

4. Property, Plant and Equipment

Property, plant and equipment as of March 31, 2007 and 2006 consisted of the following:

	2007	2006	Estimated Useful Life
	(In thousands)		
Machinery, equipment, automobiles and furniture	$ 18.198	$ 18,493	2-10 years
Leasehold improvements	8,730	8,656	10 years
Molds and tooling	3,713	3,538	2-5 years
	30,641	30,687	
Less, accumulated depreciation	(24,385)	(22,871)	
Total property, plant and equipment, net	$ 6,256	$ 7,816	

Depreciation expense was $2.7 million, $3.9 million and $4.9 million for the years ended March 31, 2007, 2006 and 2005, respectively.

5. Intangible Assets

The Company's sole intangible asset is a manufacturing license. The gross carrying amount is $3.7 million. The balance of the intangible asset was $0.9 million and $1.2 million for the years ended March 31, 2007 and 2006, respectively. The intangible asset is being amortized over its estimated useful life of ten years. The Company recorded $0.3 million of amortization expense for each of the years ended March 31, 2007, 2006 and 2005. The manufacturing license is scheduled to be fully amortized by fiscal year 2011 with corresponding amortization estimated to be $0.3 million, $0.3 million, $0.3 million and $89,000 for fiscal years, 2008, 2009, 2010 and 2011, respectively.

In 2000, the Company entered into a Transition Agreement and Amended and Restated License Agreement with a supplier. Under the terms of the agreements, the Company acquired fixed assets and manufacturing technology, which provide the Company with the ability to manufacture recuperator cores previously purchased from the supplier, for $9.1 million. The agreements also require the Company to pay a per-unit royalty fee over a seventeen-year period for cores manufactured and sold by the Company using the technology. Royalties of $28,000, $54,000 and $23,000 were earned under the terms of the agreements for the years ended March 31, 2007, 2006 and 2005, respectively. No royalties were earned in prior periods. As a result of these agreements, the Company and the supplier mutually terminated any obligations under their prior agreements.

6. Accrued Warranty Reserve

Changes in the accrued warranty reserve are as follows as of March 31, 2007, 2006 and 2005:

	2007	2006	2005
		(In thousands)	
Balance, beginning of the period	$ 6,998	$ 8,667	$ 11,695
Warranty provision relating to products shipped during the period	408	1,455	3,410
Changes for accruals related to preexisting warranties or reliability repair programs	1,774	(694)	(4,092)
Deductions for warranty claims	(2,626)	(2,430)	(2,346)
Balance, end of the period	$ 6,554	$ 6,998	$ 8,667

7. Income Taxes

The Company's deferred tax assets and liabilities consisted of the following at March 31, 2007 and 2006:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Inventories	$ 1,500	$ 2,933
Warranty reserve	2,634	2,812
Deferred revenue	201	254
Net operating loss ("NOL") carryforwards	165,426	150,833
Tax credit carryforwards	18,262	17,072
Depreciation, amortization and impairment loss	1,742	1,572
Other	2,790	2,748
Total deferred tax assets	192,556	178,224
Deferred tax liabilities:		
State taxes	(9,293)	(8,800)
Net deferred tax assets before valuation allowance	183,263	169,423
Valuation allowance	(183,263)	(169,423)
Total deferred income tax assets	$ —	$ —

Due to the uncertainty surrounding the timing of realizing the benefits of favorable tax attributes in future income tax returns, the Company has placed a valuation allowance against its deferred income tax assets. The change in valuation allowance for fiscal 2007 and 2006 was $13.9 million and $14.5 million, respectively.

The Company's NOL and tax credit carryforwards for federal and state income tax purposes at March 31, 2007 were as follows (In thousands):

	Amount	Expiration Period
	(In thousands)	
Federal NOL	$433,625	2008-2027
State NOL	$290,789	2008-2012
Federal tax credit carryforwards	$ 10,290	2008-2027
State tax credit carryforwards	$ 7,973	Various

The NOLs and federal and state tax credits can be carried forward to offset future taxable income, if any. Utilization of the net operating losses and tax credits are subject to an annual limitation of approximately $57.6 million due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The federal tax credit carryforward is a Research and Development credit, which may be carried forward. The state tax credits consist of a

Manufacturer's Investment Credit of approximately $0.8 million, which expires from 2008-2014, as well as a Research and Development Credit of approximately $7.2 million, which may be carried forward indefinitely.

Tax benefits arising from the disposition of certain shares issued upon exercise of stock options within two years of the date of grant or within one year of the date of exercise by the option holder ("Disqualifying Dispositions") provide the Company with a tax deduction equal to the difference between the exercise price and the fair market value of the stock on the date of exercise. Approximately $28.0 million of the Company's federal and state NOL carryforwards as of March 31, 2007 were generated by Disqualifying Dispositions of stock options and exercises of nonqualified stock options. Upon realization, if any, tax benefits of approximately $10.7 million associated with these stock options would be excluded from the provision for income taxes and credited directly to additional paid-in-capital.

A reconciliation of income tax benefit to the federal statutory rate follows:

	Year Ended March 31,		
	2007	2006	2005
		(In thousands)	
Federal income tax at the statutory rate	$(12,488)	$(16,005)	$(13,412)
State taxes, net of federal effect	(1,500)	(1,923)	(2,302)
Impact of rate change	—	4,377	—
Valuation allowance	13,839	14,512	14,880
Other	149	(961)	834
Income tax benefit	$ —	$ —	$ —

8. Stockholders' Equity

Stock Plans

1993 Incentive Stock Plan and 2000 Stock Incentive Plan

In 1993, the Board of Directors adopted and the stockholders approved the 1993 Incentive Stock Plan ("1993 Plan"). A total of 7,800,000 shares of common stock were initially reserved for issuance under the 1993 Plan. In June 2000, the Company adopted the 2000 Equity Incentive Plan ("2000 Plan") as a successor plan to the 1993 Plan. A total of 3,300,000 shares of common stock were initially reserved for issuance under the 2000 Plan. The 2000 Plan was amended in May 2002 to add 400,000 shares of common stock to the total available for issuance, amended in January 2004 to update certain administrative provisions, amended in September 2004 to add 2,380,000 shares of common stock to the total available for issuance under awards, and amended again on January 31, 2005 and March 17, 2005 to coordinate the provisions for change in control with the Company's change in control agreements and programs. The 2000 Plan provides for awards of up to 6,080,000 shares of common stock, plus 7,800,000 shares previously authorized under the 1993 Plan; provided, however, that the maximum aggregate number of shares which may be issued upon exercise of incentive stock options is 13,880,000 shares. The 2000 Plan is administered by the Compensation Committee as designated by the Board of Directors. The Compensation Committee's authority includes determining the number of options granted and vesting provisions. As of March 31, 2007, 2,702,847 shares were available for future grant.

As of March 31, 2007, the Company had outstanding 6,895,000 non-qualified common stock options issued outside of the 2000 Plan. These stock options were originally granted at exercise prices equal to the fair market value of its common stock on the grant date, as inducement grants to new executive officers and employees of the Company. Included in the 6,895,000 options were 2,000,000 options to the Company's President and Chief Executive Officer, 1,500,000 options to the Company's former President and Chief Executive Officer, 1,000,000 options to the Company's Executive Vice President and Chief Financial Officer, 850,000 options to the Company's Executive Vice President of Sales and Marketing, 800,000 options to the Company's then Senior Vice President of Sales and Service, 500,000 options to the Company's Vice President of Operations and an aggregate of 245,000 options to two employees. Additionally, the Company had outstanding 700,000 restricted stock units issued outside of the 2000 Plan. These restricted stock units were issued as inducement grants to new executive officers of the Company. Included in the 700,000 units were 500,000 units to the Company's President and Chief Executive Officer and 200,000 units to the Company's Executive Vice President of Sales and Marketing. Although the options and units were not

granted under the 2000 Plan, they were governed by terms and conditions identical to those under the 2000 Plan. All options granted are subject to the following vesting provision: one-fourth vests one year after the issuance date and 1/48th vests on the first day of each full month thereafter, so that all shall be vested on the first day of the 48th month after the issuance date. All outstanding options have a contractual term of ten years. All restricted stock units granted are subject to the following vesting provisions: one-fourth vests one year after the issuance date and one-fourth vests on the first day of each full year thereafter, so that all shall be vested on the first day of the fourth year after the issuance date.

During the year ended March 31, 2007, the Company issued a total of 2,850,000 non-qualified common stock options outside of the 2000 Plan at exercise prices equal to the fair market value of its common stock, as inducement grants to new executive officers of the Company. Included in the 2,850,000 options were 2,000,000 options to the Company's President and Chief Executive Officer and 850,000 options to the Company's Executive Vice President of Sales and Marketing. Effective July 31, 2006, 500,000 stock options were forfeited in accordance with the consulting agreement between the Company and its former Chief Executive Officer.

During the year ended March 31, 2006, the Company granted a total of 167,000 non-qualified common stock options to consultants under the 2000 Equity Incentive Plan ("2000 Plan"). The Company recorded $0.2 million of stock-based compensation for these grants. The Company recorded stock based compensation for consultants as prescribed by SFAS No. 123. To estimate the fair value of the options, the Company utilized the Black-Scholes option pricing model even though such model was developed to estimate the fair value of freely tradable and fully transferable options, without vesting restrictions, which significantly differ from the Company's stock option awards. The Company issued a total of 1,500,000 non-qualified common stock options outside of the 2000 Plan at exercise prices equal to the fair market value of its common stock, as inducement grants to a new executive officer and an employee of the Company. Accordingly, no stock-based compensation was recorded for these grants. Included in the 1,500,000 options were 1,000,000 options to the Company's Executive Vice President and Chief Financial Officer ("CFO") and 500,000 options to the Company's Vice President of Operations. Although the options were not granted under the 2000 Plan, they were governed by terms and conditions identical to those under the 2000 Plan. All options granted are subject to the following vesting provision: one-fourth vests one year after the issuance date and 1/48th vests on the first day of each full month thereafter, so that all shall be vested on the first day of the 48th month after the issuance date.

In July 2005, the Company entered into a General Release and Separation Agreement and a Consulting Agreement with its then Chief Financial Officer. The agreement provides for, among other items, a continuation of the vesting period of her then unvested common stock options through April, 2006, and consulting fees for three months. The Company recognized stock-based compensation of $236,000 in the three months ended September 2005 based upon the fair value of the unvested options in accordance with SFAS No. 123 and EITF 96-18.

During the year ended March 31, 2005, the Company granted a total of 427,500 non-qualified common stock options to consultants under the 2000 Plan. The Company recorded $0.1 million of stock-based compensation for these grants. The Company recorded stock based compensation for consultants as prescribed by SFAS No. 123. To estimate the fair value of the options, the Company utilized the Black-Scholes option pricing model even though such model was developed to estimate the fair value of freely tradable and fully transferable options, without vesting restrictions, which significantly differ from the Company's stock option awards.

During the year ended March 31, 2004, the Company issued a total of 4,195,000 non-qualified common stock options outside of the 2000 Plan at exercise prices equal to the fair market value of its common stock, as inducement grants to new executive officers and employees of the Company. Accordingly, no stock-based compensation was recorded for these grants. Included in the 4,195,000 options were 2,000,000 options to the Company's President and Chief Executive Officer ("CEO"), 800,000 options to the Company's then Senior Vice President of Sales and Service, 800,000 options to the Company's then Senior Vice President of Operations and an aggregate of 595,000 options to five employees. Although the options were not granted under the 2000 Plan, they were governed by terms and conditions identical to those under the 2000 Plan. All options are subject to the following vesting provision: one-fourth vests one year after the issuance date and 1/48th vests on the first day of each full month thereafter, so that all shall be vested on the first day of the 48th month after the issuance date.

On August 4, 2003, the Company sold 500,000 shares of restricted common stock at a price of $0.001 per share to the Company's then new President and CEO as part of his compensation package. Deferred stock compensation of $0.6 million was recorded based on the fair market value of the stock at the date of issuance. The restricted stock was subject to the following vesting provision: one-fourth vests one year after the issuance date and 1/48th vests on the first day of each full month thereafter, so that all shall be vested on the first day of the 48th month after the issuance date. Effective July 31, 2006, 125,000 unvested shares of restricted stock were repurchased and retired for $125 by the Company in accordance with the consulting agreement between the Company and its former Chief Executive Officer.

In June 2000, the Company adopted the 2000 Employee Stock Purchase Plan (the "Purchase Plan"), which provides for the granting of rights to purchase common stock to regular full and part-time employees or officers of the Company and its subsidiaries. Under the Purchase Plan, shares of common stock will be issued upon exercise of the purchase rights. Under the Purchase Plan, an aggregate of 900,000 shares may be issued pursuant to the exercise of purchase rights. The maximum amount that an employee can contribute during a purchase right period is $25,000 or 15% of the employee's regular compensation. Under the Purchase Plan, the exercise price of a purchase right is 95% of the fair market value of such shares on the last day of the purchase right period. The fair market value of the stock is its closing price as reported on the Nasdaq Stock Market on the day in question. As of March 31, 2007, 145,338 shares were available for future grant.

Valuation and Expense Information under SFAS 123(R)

For the fiscal year ended March 31, 2007, 2006 and 2005 the Company recognized stock-based compensation expense of $2.7 million, $1.0 million and $0.4 million, respectively. The fair value of options vested during the fiscal year ended March 31, 2007, 2006 and 2005 was $2.6 million, $2.6 million and $3.0 million, respectively. The Company has not capitalized as an asset any stock-based compensation costs.

The Company calculated the estimated fair value of each stock option on the date of grant using the Black-Scholes option-pricing model and the following weighted-average assumptions:

	Fiscal Year Ended March 31, 2007
Risk-free interest rates	4.7%
Expected lives (in years)	6.1
Dividend yield	—%
Expected volatility	101.3%
Weighted average volatility	101.3%

The Company's computation of expected volatility for the fiscal year ended March 31, 2007 was based on historical volatility. The Company estimated the expected life of each stock option granted in the fiscal year ended March 31, 2007 using the short-cut method permissible under SAB 107, which utilizes the weighted average expected life of each tranche of the stock option, determined based on the sum of each tranche's vesting period plus one-half of the period from the vesting date of each tranche to the stock option's expiration. This method is available for options granted prior to December 31, 2007. The risk-free interest rate is based on the implied yield available on U.S. Treasury securities with an equivalent remaining term. Included in the calculation is the Company's estimated forfeiture rate. SFAS 123(R) requires that equity-based compensation expense be based on awards that are ultimately expected to vest and accordingly, equity-based compensation recognized in the fiscal year ended March 31, 2007, has been reduced by estimated forfeitures. Our estimate of forfeitures is based on historical option forfeiture behavior.

Information relating to all outstanding stock options, except for rights associated with the Purchase Plan, is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding at March 31, 2004	8,090,573	$ 2.69		
Granted	2,137,591	$ 1.81		
Exercised	(212,619)	$ 0.69		
Forfeited, cancelled or expired	(972,121)	$ 3.40		
Options outstanding at March 31, 2005	9,043,424	$ 2.46		
Granted	3,223,300	$ 2.65		
Exercised	(903,658)	$ 1.77		
Forfeited, cancelled or expired	(991,048)	$ 2.56		
Options outstanding at March 31, 2006	10,372,018	$ 2.58		
Granted	4,231,600	$ 1.44		
Exercised	(1,030,173)	$ 1.58		
Forfeited, cancelled or expired	(3,255,464)	$ 3.48		
Options outstanding at March 31, 2007	10,317,981	$ 1.93	8.15	$ 265,133
Options fully vested at March 31, 2007 and those expected to vest beyond March 31, 2007	8,867,878	$ 1.98	7.95	$ 195,274
Options exercisable at March 31, 2007	4,385,663	$ 2.21	6.74	$ 30,936

The weighted average per share grant date fair value of options granted during the fiscal years ended March 31, 2007, 2006 and 2005 was $1.18, $2.13 and $1.43, respectively. The total intrinsic value of options exercised by the Company from option exercises during the fiscal years ended March 31, 2007, 2006 and 2005, was approximately $1.4 million, $1.9 million and $0.4 million, respectively. As of March 31, 2007, there was approximately $7.2 million of unrecognized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted average period of 1.61 years.

Additional information regarding options outstanding at March 31, 2007 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares Outstanding at March 31, 2007	Weighted Average Remaining Contractual Life (in Years)	Weighted Average Exercise Price	Exercisable at March 31, 2007	Weighted Average Exercise Price
Up to $1.00	1,357,312	9.21	$ 0.86	104,500	$ 0.76
$1.01 to $2.00	5,983,328	7.86	$ 1.41	3,148,507	$ 1.43
$2.01 to $5.00	2,786,641	8.36	$ 2.77	990,731	$ 2.79
Greater than $5.00	190,700	6.45	$13.71	141,925	$16.51
	10,317,981	8.15	$ 1.93	4,385,663	$ 2.21

A summary of restricted stock activity for the year ended March 31, 2007 is as follows:

Restricted Stock Awards	Shares	Weighted Average Grant Date Fair Value	
Nonvested restricted stock awards outstanding at March 31, 2006	177,083	$	1.23
Granted	45,877	$	1.56
Vested	(97,960)	$	1.38
Forfeited	(125,000)	$	1.23
Nonvested restricted stock awards outstanding at March 31, 2007	—	$	—

The restricted stock awards vest immediately or in equal installments over a period of four years. The restricted stock awards were valued based on the closing price of the Company's common stock on the date of grant, and compensation cost is recorded on a straight-line basis over the share vesting period.

Restricted Stock Units	Shares	Weighted Average Grant Date Fair Value	
Nonvested restricted stock units outstanding at March 31, 2006	—	$	—
Granted	1,086,536	$	1.36
Vested and issued	—	$	—
Forfeited	(24,300)	$	1.91
Nonvested restricted stock units outstanding at March 31, 2007	1,062,236	$	1.35

The restricted stock units vest in equal installments over a period of two to four years. The restricted stock units were valued based on the closing price of the Company's common stock on the date of grant, and compensation cost is recorded on a straight-line basis over the share vesting period.

On December 18, 2006 the Company issued restricted stock units for 500,000 shares of the Company's common stock to the Company's President and Chief Executive Officer that will become 25% vested each year of service over four years.

The Company recorded expense of approximately $0.3 million, $0.1 million and $0.1 million associated with its restricted stock awards and units for fiscal years ended March 31, 2007, 2006 and 2005, respectively. As of March 31, 2007, there was approximately $0.9 million of unrecognized compensation cost related to restricted stock units that is expected to be recognized as expense over a weighted average period of 1.94 years.

Stockholder Rights Plan

On July 7, 2005, the Company entered into a rights agreement with Mellon Investor Services LLC, as rights agent. In connection with the rights agreement, the Company's board of directors authorized and declared a dividend distribution of one preferred stock purchase right for each share of the Company's common stock authorized and outstanding at the close of business on July 18, 2005. Each right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share, at a purchase price of $10.00 per unit, subject to adjustment. The description and terms of the rights are set forth in the rights agreement. Initially, the rights will be attached to all common stock certificates representing shares then outstanding, and no separate rights certificates will be

distributed. Subject to certain exceptions specified in the rights agreement, the rights will separate from the common stock and will be exercisable upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by institutional or certain other stockholders, or (ii) 10 days (or such later date as the Company's board of directors shall determine) following the commencement of a tender offer or exchange offer (other than certain permitted offers described in the rights agreement) that would result in a person or group beneficially owning 15% or more of the outstanding shares of the Company's common stock. The rights expire on July 18, 2015, unless such date is extended or the rights are earlier redeemed or exchanged by the Company. The rights are intended to protect the Company's stockholders in the event of an unfair or coercive offer to acquire the Company. The rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the board of directors. The rights should also not interfere with any merger or other business combination approved by the board of directors.

Recent Registered Direct Offering and Placement of Common Stock

Effective January 24, 2007, the Company completed a registered direct placement in which it sold 40,000,000 shares of common stock of the Company, par value $0.001 per share, and warrants to purchase 20,000,000 shares of common stock with an initial exercise price of $1.30 per share, at a price of $1.14 per unit. The five-year warrants are immediately exercisable and include anti-dilution provisions, subject to certain limitations.

The sale resulted in gross proceeds of $45.6 million and proceeds net of direct incremental costs of the offering of $42.4 million.

Effective October 21, 2005, the Company completed a registered direct offering of the Company's common stock whereby it issued a total of 17 million shares of its common stock, resulting in gross proceeds of approximately $41.4 million. The Company incurred approximately $2.2 million in direct costs associated with the offering.

9. Commitments and Contingencies

As of March 31, 2007, the Company had firm commitments to purchase inventories of approximately $6.3 million.

The Company leases offices and manufacturing facilities under various non-cancelable operating leases expiring at various times through the fiscal year ended March 31, 2011. All of the leases require the Company to pay maintenance, insurance and property taxes. The lease agreements for primary office and manufacturing facilities provide for rent escalation over the lease term and renewal options for five year periods. Rent expense is recognized on a straight-line basis over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent which is included in Other Long-term Liabilities in the accompanying consolidated balance sheets. Deferred rent amounted to $0.6 million and $0.6 million as of March 31, 2007 and 2006, respectively. Rent expense amounted to approximately $2.3 million, $2.1 million and $2.0 million for the years ended March 31, 2007, 2006 and 2005, respectively.

At March 31, 2007, the Company's minimum commitments under non-cancelable operating leases were as follows:

Year Ending March 31,	Operating Leases (In thousands)
2008	$2,065
2009	2,121
2010	2,149
2011	913
Total minimum lease payments	$7,248

The Company has automobiles that it has financed with notes payable. The outstanding balances of the notes payable as of March 31, 2007 and 2006 were $47,000 and $66,000, respectively. The notes bear interest at 0.9% with principal and interest paid monthly through August 2009. The related automobiles collateralize the notes payable.

if he engages in any full-time employment. His stock options will also continue to vest through June 2006. Accordingly, non-employee stock-based compensation pertaining to this modification is re-measured and recorded at each vesting period and amounted to $0, $31,000 and $22,000 for the years ended March 31, 2007, 2006 and 2005, respectively.

In July 2005, the Company entered into a Separation and Consulting Agreement with its then CFO. The agreement provided, among other items, an acceleration of vesting of her then unvested common stock options. The Company recognized stock-based compensation of $236,000 for the year ended March 31, 2006 based upon the intrinsic value of the unvested options that became vested. The Company paid the former CFO a severance payment of $188,000 in Fiscal 2006.

SCHEDULE II

CAPSTONE TURBINE CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED MARCH 31, 2007, 2006 AND 2005
(In thousands)

Allowance for Doubtful Accounts:

Balance, March 31, 2004	$ 479
Additions charged to costs and expenses	488
Deductions	(431)
Balance, March 31, 2005	536
Additions charged to costs and expenses	386
Deductions	(64)
Balance, March 31, 2006	858
Additions charged to costs and expenses	648
Deductions	(717)
Balance, March 31, 2007	$ 789

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPSTONE TURBINE CORPORATION

By: /s/ WALTER J. McBRIDE
Walter J. McBride
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)

Date: June 13, 2007

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Capstone Turbine Corporation, hereby severally constitute Darren R. Jamison and Walter J. McBride, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Form 10-K filed herewith and any and all amendments to said Form 10-K, and generally to do all such things in our names and in our capacities as officers and directors to enable Capstone Turbine Corporation to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Form 10-K and any and all amendments thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s / DARREN R. JAMISON Darren R. Jamison	Chief Executive Officer and Director (Principal Executive Officer)	June 13, 2007
/s/ WALTER J. McBRIDE Walter J. McBride	Chief Financial Officer (Principal Financial Officer)	June 13, 2007
/s/ ELIZABETH M. REYNOLDS Elizabeth M. Reynolds	Chief Accounting Officer (Principal Accounting Officer)	June 13, 2007
/s/ ELIOT G. PROTSCH Eliot G. Protsch	Chairman of the Board of Directors	June 13, 2007
/s/ RICHARD K. ATKINSON Richard K. Atkinson	Director	June 13, 2007
/s/ JOHN V. JAGGERS John V. Jaggers	Director	June 13, 2007
/s/ NOAM LOTAN Noam Lotan	Director	June 13, 2007
/s/ GARY D. SIMON Gary D. Simon	Director	June 13, 2007
/s/ DARRELL J. WILK Darrell J. Wilk	Director	June 13, 2007



CAPSTONE TURBINE CORPORATION
21211 Nordhoff Street
Chatsworth, California 91311

July 16, 2007

Dear Capstone Turbine Stockholder:

You are cordially invited to attend the 2007 Annual Meeting of Stockholders of Capstone Turbine Corporation to be held at the Radisson Hotel Chatsworth, 9777 Topanga Canyon Blvd., Chatsworth, California 91311, on August 24, 2007, at 9:00 a.m., Pacific Time. We look forward to meeting you and discussing the accomplishments of the Company for the fiscal year ended March 31, 2007.

Details of the business to be conducted at the 2007 Annual Meeting of Stockholders are given in the attached Notice of Annual Meeting of Stockholders and Proxy Statement.

Whether or not you attend the 2007 Annual Meeting of Stockholders, it is important that your shares be represented and voted. Therefore, I urge you to sign, date and promptly return the enclosed proxy card in the enclosed postage-paid envelope. If you decide to attend the 2007 Annual Meeting of Stockholders, you will be able to vote in person, even if you have previously submitted your proxy.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in Capstone.

Sincerely,

DARREN R. JAMISON
President and Chief Executive Officer

Chatsworth, California

YOUR VOTE IS IMPORTANT

In order to assure your representation at the 2007 Annual Meeting of Stockholders, you are requested to complete, sign and date the enclosed proxy card and return it as promptly as possible in the enclosed envelope (no postage required on the envelope if mailed in the United States). Please refer to the "Voting Electronically via the Internet or by Telephone" section on page 2 of the Proxy Statement for alternative voting methods.



CAPSTONE TURBINE CORPORATION
21211 Nordhoff Street
Chatsworth, California 91311

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held August 24, 2007

The Capstone Turbine Corporation (the "Company" or "Capstone") 2007 Annual Meeting of Stockholders (the "Annual Meeting") will be held at the Radisson Hotel Chatsworth, located at 9777 Topanga Canyon Blvd., Chatsworth, California 91311, on August 24, 2007, at 9:00 a.m., Pacific Time, for the following purposes:

1. To elect seven members to Capstone's Board of Directors to serve until the next annual meeting or until their successors have been elected and qualified; and
2. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the accompanying proxy statement. The Board of Directors has fixed the close of business on June 26, 2007 as the record date for determining stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements thereof. Only holders of record of the Company's Common Stock at the close of business on that date will be entitled to notice of, and vote at, the Annual Meeting and any adjournments or postponements thereof. We will make a list of stockholders available for examination during the ten days prior to the Annual Meeting at Capstone's principal executive offices.

In the event there are not sufficient shares to be voted in favor of any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies.

Whether or not you plan to attend the Annual Meeting, please complete, sign, date and return the enclosed proxy card promptly in the accompanying reply envelope. The enclosed proxy is being solicited on behalf of the Board of Directors of Capstone for use at the Annual Meeting. The Board of Directors of Capstone recommends that stockholders vote *FOR* the matters listed above. If your shares are held in a bank or brokerage account, you may be eligible to vote your proxy electronically or by telephone. Please refer to the attached Proxy Statement, which is a part of this Notice and is incorporated herein by reference, for further instructions and information with respect to the business to be transacted at the Annual Meeting.

Please note that space limitations make it necessary to limit attendance to stockholders. Registration will begin at 8:30 a.m., and the Annual Meeting will begin at 9:00 a.m. Each stockholder may be asked to present valid picture identification, such as a driver's license or passport. We will admit you if we are able to verify that you are a Capstone stockholder. Stockholders holding stock in brokerage accounts will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

Directions to the Radisson Hotel Chatsworth can be obtained by contacting the Company at (818) 734-5300.

By Order of the Board of Directors,



Walter J. McBride
Secretary

Chatsworth, California
July 16, 2007



CAPSTONE TURBINE CORPORATION
21211 Nordhoff Street
Chatsworth, California 91311

PROXY STATEMENT

For Annual Meeting Of Stockholders
To Be Held August 24, 2007

Information About the 2007 Annual Meeting

This proxy statement is furnished in connection with the solicitation of proxies by our Board of Directors from holders of Capstone Turbine Corporation (the "Company" or "Capstone") issued and outstanding shares of Common Stock, par value $.001 per share ("Common Stock"), to be voted at the 2007 Annual Meeting of Stockholders (the "Annual Meeting"), to be held at the Radisson Hotel Chatsworth, located at 9777 Topanga Canyon Blvd., Chatsworth, California 91311, at 9:00 a.m. Pacific Time on August 24, 2007, for the purposes set forth in the accompanying notice and herein, and any adjournment or postponement thereof.

Voting Procedures

If you were a stockholder of record of the Company's Common Stock at the close of business on June 26, 2007 (the "Record Date"), you are entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, 143,987,854 shares of the Company's Common Stock were outstanding.

Proxies properly executed, duly returned to us and not revoked will be voted in accordance with the instructions given. Where no instructions are given, such proxies will be voted as our management may propose. If any matter not described in this proxy statement (the "Proxy Statement") is properly presented for action at the Annual Meeting, the persons named in the enclosed form of proxy will have discretionary authority to vote on the action according to their best judgment. Each stockholder of record on June 26, 2007 is entitled to one vote for each share of Common Stock held by such stockholder on that date. The required quorum for the transaction of business at the Annual Meeting is a majority of the shares of our Common Stock eligible to be voted on the record date. Shares that are voted "FOR" or "WITHHOLD AUTHORITY" are treated as being present at the Annual Meeting for purposes of establishing a quorum and are also treated as shares entitled to vote at the Annual Meeting. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business but will not have the effect of withholding authority to vote for a director. A broker non-vote occurs when a broker holding shares for a beneficial holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. Concerning the election of directors, you may: (a) vote for all of the director nominees as a group; (b) withhold authority

to vote for all director nominees as a group; or (c) vote for all director nominees as a group except those nominees you identify on the appropriate line.

A copy of Capstone's 2007 Annual Report to Stockholders (the "2007 Annual Report") and the Proxy Statement and accompanying proxy card will be first mailed to stockholders on or about July 16, 2007. The 2007 Annual Report includes Capstone's audited consolidated financial statements.

Your vote is important. Accordingly, you are urged to sign, date and return the accompanying proxy card whether or not you plan to attend the Annual Meeting in person.

You may revoke your proxy at any time before it is actually voted at the Annual Meeting by: (i) delivering written notice of revocation to the Secretary of Capstone at our address above; (ii) submitting a later dated proxy; or (iii) attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not, by itself, constitute revocation of the proxy.

Each unrevoked proxy card properly signed and received prior to the close of the Annual Meeting will be voted as indicated. Unless otherwise specified on the proxy or if no instruction is given on the proxy, the shares represented by a signed proxy card will be voted FOR each of the nominees and proposals.

Voting Electronically via the Internet or by Telephone

Stockholders whose shares are registered in their own names may choose to vote either via the Internet or by telephone. Specific instructions to be followed by any registered stockholder interested in voting via the Internet or by telephone are set forth on the enclosed proxy card. Submitting your proxy via the Internet will not affect your right to vote in person should you decide to attend the Annual Meeting. Votes submitted by telephone or the Internet must be received by 8:59 p.m., Pacific Time (11:59 p.m., Eastern Time), on August 23, 2007.

A large number of banks and brokerage firms are participating in the Broadridge Investor Communication Services online program. This program provides eligible stockholders the opportunity to vote via the Internet or by telephone. If your bank or brokerage firm is participating in Broadridge's program, your proxy card will provide instructions and you may vote such shares via the Internet at Broadridge's voting web site (www.proxyvote.com). If your proxy card does not reference the Internet or telephone information, please complete and return the proxy card in the self-addressed, postage paid envelope provided.

Solicitation of Parties

We will pay the expense of soliciting proxies and the cost of preparing, assembling and mailing material in connection with the solicitation of proxies. In addition to the use of the mail, our directors, officers or employees may solicit proxies by telephone, facsimile or other means. These individuals will not receive any additional compensation for these efforts.

Capstone's executive offices are located at 21211 Nordhoff Street, Chatsworth, California 91311, telephone (818) 734-5300.

Independent Public Accountants

Representatives of Deloitte & Touche LLP, independent public accountants for Capstone for the fiscal year ended March 31, 2007 ("Fiscal 2007") and selected to be the independent public accountants for Capstone for the current fiscal year, will be present at the Annual Meeting. The representatives will have an opportunity to make a statement should they wish to do so and will be available to respond to appropriate questions.

Proposals of Stockholders for 2008 Annual Meeting

Stockholder proposals or nominations for directors intended to be presented at the 2008 annual meeting of stockholders (the "2008 Annual Meeting") must be in writing and received at Capstone's executive offices no later than the dates listed below and must comply with Capstone's bylaws, the policy of its Nominating and Corporate Governance Committee as to director nominations (see "The Nominations Process") and the proxy rules of the Securities and Exchange Commission (the "SEC"). If appropriate notice of a stockholder proposal is not received at Capstone's executive offices prior to the close of business on March 18, 2008, the proposal will be deemed untimely and will be disregarded. If the proposal is permitted to be introduced at the 2008 Annual Meeting, the individuals named as proxies on the proxy card for the 2008 Annual Meeting will be entitled to exercise their discretionary authority in voting on any such proposal. In addition, Capstone's Nominating and Corporate Governance Committee will consider stockholder nominations of candidates for election to the Board of Directors that are timely and otherwise submitted in accordance with the Company's bylaws and applicable policies.

The date of this proxy statement is July 16, 2007.

PROPOSAL NO. 1

ELECTION OF DIRECTORS TO THE BOARD OF DIRECTORS

Capstone's Board of Directors currently consists of seven (7) members, and the Company proposes to elect seven directors at the Annual Meeting. The proxies cannot vote for a greater number of persons than the number of nominees named. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the seven nominees of the Board of Directors named below, all of whom are currently directors of the Company.

If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. The Company does not expect that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next annual meeting of stockholders or until the director's successor has been elected and qualified, or the earlier of the director's resignation or removal. The table and text below sets forth information about each nominee as of June 26, 2007.

Nominees	Age	Director Since
Eliot G. Protsch(1)	54	2002
Richard K. Atkinson	55	2005
John V. Jaggers	56	1993
Darren R. Jamison	41	2006
Noam Lotan	55	2005
Gary D. Simon	58	2005
Darrell J. Wilk	62	2006

(1) Chairman of the Board of Directors.

Eliot G. Protsch. Mr. Protsch has been our director since April 2002 and Chairman of the Board of Directors since October 2002. Mr. Protsch is Senior Executive Vice President and Chief Financial Officer of Alliant Energy Corporation (NYSE: LNT), an energy holding company, and has held such positions since January 2004. He previously was President of Interstate Power and Light Company, a subsidiary of Alliant Energy Corporation, and Executive Vice President Energy Delivery, from 1998 to 2003. Mr. Protsch currently serves on the Board of Directors for American Family Insurance (a Mutual Insurance Company). He received his MBA and his BBA in Economics and Finance from the University of South Dakota. Mr. Protsch is a Chartered Financial Analyst.

Richard K. Atkinson. Mr. Atkinson was appointed to the Board of Directors in December 2005. Mr. Atkinson is Senior Vice President and Chief Financial Officer of US BioEnergy Corporation (Nasdaq: USBE), a Brookings, South Dakota based company that builds and operates large, efficient biofuels plants on strategic sites, partnering with local farmers and communities to provide renewable fuels to America, and has held such positions since June 2006. He previously was Vice President, Chief Financial Officer and Corporate Secretary of Pope & Talbot, a wood and pulp products business headquartered in Portland, Oregon, from December 2003 to June 2006. Before joining Pope & Talbot, Mr. Atkinson was with Sierra Pacific Resources since 1980, most recently as its Vice President, Chief Financial Officer and Treasurer from January 2003 to December 2003 and its Vice President, Treasurer and Investor Relations Officer from December 2000 to December 2002. Mr. Atkinson received his Bachelor of Science degree in Biology/Chemistry from the University of Oregon and his MBA from the University of Nevada, Reno.

John V. Jaggers. Mr. Jaggers has been our director since 1993. Mr. Jaggers is General Partner of Sevin Rosen Funds, a venture capital firm, and has held such position since 1988. Mr. Jaggers served as Chief Financial Officer of Sevin Rosen Funds from 1995 to 2000. Mr. Jaggers received his Bachelors and Masters degrees in Electrical Engineering from Rice University. He received his MBA from Harvard University.

Darren R. Jamison. Mr. Jamison joined Capstone Turbine Corporation in December 2006 as President and Chief Executive Officer, and has been our director since December 2006. Mr. Jamison most recently served as President and Chief Operating Officer of Northern Power Systems, Inc. Prior to joining Northern Power Systems, Inc., Mr. Jamison was Vice President and General Manager of Distributed Energy Solutions for Stewart & Stevenson Services, Inc. from 1994 to 2003. He holds a B.A. degree in Business Administration and Finance from Seattle University.

Noam Lotan. Mr. Lotan was appointed to the Board of Directors in June 2005. Mr. Lotan is the President, Chief Executive Officer and Director of MRV Communications, Inc. ("MRV") (Nasdaq: MRVC), a designer, manufacturer and distributor of communication equipment and services, and optical components. He has been in this position since May 1990. Mr. Lotan was also Chief Financial Officer of MRV from October 1993 until June 1995. From 1987 to January 1990, Mr. Lotan served as Managing Director of Fibronics (UK) Ltd., the United Kingdom subsidiary of Fibronics International, Inc. ("Fibronics") a manufacturer of fiber optic communication networks. MRV purchased the Fibronics business in September 1996. From 1985 to 1987, Mr. Lotan served as Director of European Operations for Fibronics. Prior to such time, Mr. Lotan held a variety of sales and marketing positions with Fibronics and Hewlett-Packard. Mr. Lotan holds a Bachelor of Science degree in Electrical Engineering from the Technion—Israel Institute of Technology and a Masters degree in Business Administration from INSEAD (the European Institute of Business Administration, Fontainebleau, France).

Gary D. Simon. Mr. Simon has been our director since August 2005. Mr. Simon has been the Chairman, President and Chief Executive Officer of Acumentrics Corporation, a privately-held manufacturer of innovative power supply equipment, since July 2004. Mr. Simon has also served as the President of Sigma Energy Group, a clean energy investment and business development firm, since October 2003. From October 2002 to October 2003, Mr. Simon served as a consultant to several start-up businesses involved with clean energy technologies and as an advisor to the Connecticut and Massachusetts clean energy funds. From April 1998 to October 2002, Mr. Simon served as Senior Vice President, Strategy and Development at Northeast Utilities (NYSE: NU), a utility holding company. From 1998 to 2002, Mr. Simon served as a member of the Board of Directors of Northeast Optic Network, a public company that operated a high-speed fiber optic network from Boston to Washington, D.C. Mr. Simon holds a BA in microbiology from Indiana University and an MS in Ecology from the University of California, Davis.

Darrell J. Wilk. Mr. Wilk was appointed to the Board of Directors in June 2006. Mr. Wilk is a Strategic Planning & Marketing instructor at Concordia University in St. Paul, Minnesota and Argosy University. He also teaches an executive sales seminar at the University of Wisconsin—Madison. Previously, Mr. Wilk was Vice President and Director of Sales and Marketing Worldwide for the Electronics Components division of ITT Industries (NYSE: ITT), a global engineering and manufacturing company, from 2003 to December 2005. Mr. Wilk also held the position of Vice President and Director of Marketing and Sales Worldwide for the Switch Products division of ITT Industries from 1981 to 2003. From 1972 to 1981, Mr. Wilk served in Sales and Marketing Manager roles in North America at 3M Company, a diversified technology company. He also held the position of Application Engineer of North America at 3M Company from 1968 to 1972. Mr. Wilk holds a Bachelor of Science degree in Physics from Loyola University of Chicago and an MBA from the University of Detroit.

Required Vote for Approval and Recommendation of the Board of Directors

Assuming the presence of a quorum, the seven nominees for director receiving the highest number of votes will be elected to Capstone's Board of Directors. Information regarding the method by which votes will be counted appears on page one of this Proxy Statement under the heading "Voting Procedures."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF THE CANDIDATES NOMINATED BY THE BOARD OF DIRECTORS. A PROPERLY EXECUTED PROXY WILL BE VOTED FOR THE ELECTION OF THESE NOMINEES UNLESS YOU DESIGNATE OTHERWISE.

GOVERNANCE OF THE COMPANY AND PRACTICES OF THE BOARD OF DIRECTORS

Board of Directors

As of the date hereof, the Board of Directors consists of seven directors: Eliot G. Protsch, Richard K. Atkinson, John V. Jaggers, Darren R. Jamison, Noam Lotan, Gary D. Simon and Darrell J. Wilk. The Board of Directors has determined that all of the members of the Board of Directors, other than Mr. Jamison, are "independent directors" as defined by Nasdaq rules.

The Board of Directors met thirteen (13) times during Fiscal 2007, and all of the directors attended or participated in more than 75% of the aggregate of (i) the total number of meetings of the Board of Directors and (ii) the total number of meetings held by all committees of the Board of Directors on which each such director served. The Company strongly encourages each member of the Board of Directors to attend each annual meeting of stockholders. Six of the seven directors attended the 2006 annual meeting of stockholders. Our standing committees are an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The Company's independent directors meet in executive session, without members of the Company's management present, on a regular basis.

Audit Committee

The Audit Committee currently consists of Messrs. Lotan (Chair), Atkinson and Protsch. The Audit Committee is constituted to comply with Section 3(a)(58)(A) of the Exchange Act and is responsible, among other items, for (i) monitoring Capstone's financial reporting and overseeing accounting practices; (ii) annually retaining the independent public accountants as auditors of the books, records and accounts of Capstone; (iii) monitoring the scope of audits made by the independent public accountants and the audit reports submitted by the independent public accountants; and (iv) overseeing the systems of internal control which management and the Board of Directors have established. In addition, the Audit Committee has the duties of a "qualified legal compliance committee," including monitoring and reviewing stockholder complaints, and also reviews and approves all related-party transactions. The Audit Committee operates under a written Audit Committee charter adopted by the Board of Directors, a copy of which is attached hereto as *Appendix A* and is available on the Company's website at www.microturbine.com. During Fiscal 2007, the Audit Committee held four (4) meetings for which attendance was 92%. The Board of Directors has determined that Noam Lotan, Richard Atkinson and Eliot Protsch are "audit committee financial experts," as that term is defined by rules adopted by the SEC. Each member of the Audit Committee is an "independent director" pursuant to Nasdaq listing standards.

Compensation Committee

The Compensation Committee currently consists of Messrs. Jaggers (Chair), Lotan and Simon. The Compensation Committee is comprised solely of "independent directors" as defined by Nasdaq listing standards in conformance with the Compensation Committee's charter. The Compensation Committee operates under a written charter adopted by the Board of Directors, a copy of which is attached hereto as *Appendix B* and is available on the Company's website at www.microturbine.com. The functions of the Compensation Committee include (i) for the purposes of compensation, reviewing the performance and development of the Company's senior management in achieving corporate goals and objectives; (ii) determining the salary, benefits and other compensation of the executive officers and reviewing the compensation programs for the Company; and (iii) administering the following benefit plans of Capstone: the 1993 Incentive Stock Option Plan, the 2000 Employee Stock Purchase Plan, and the Amended and Restated 2000 Equity Incentive Plan. During Fiscal 2007, the Compensation Committee held six (6) meetings for which attendance was 89%. Processes and procedures for determining compensation are discussed in the section entitled *"Compensation Discussion and Analysis."*

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee consists of Messrs. Simon (Chair), Atkinson and Jaggers. The Nominating and Corporate Governance Committee is comprised solely of "independent directors" as defined by Nasdaq listing standards in conformance with the Committee's charter. The Nominating and Corporate Governance Committee is responsible for, among other things, (i) monitoring corporate governance matters and (ii) recommending to the full Board of Directors candidates for election to the Board of Directors. In the past year, the Nominating and Corporate Governance Committee has focused upon new director searches, screening, interviews and final recommendations to the Board of Directors, as well as on fulfilling the requirements of its charter. The Nominating and Corporate Governance Committee operates under a written charter adopted by the Board of Directors, a copy of which is available on the Company's website at www.microturbine.com. During Fiscal 2007, the Nominating and Corporate Governance Committee held one (1) meeting at which attendance was 100%. The Nominating and Corporate Governance Committee met subsequent to the end of Fiscal 2007 to recommend to the full Board of Directors each of the nominees for election to the Board of Directors, as presented herein.

Board of Directors and Committee Performance Evaluations

The charter of each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee requires an annual performance evaluation, and the Company's Corporate Governance Principles also mandate an annual evaluation of the Board of Directors. Such performance evaluations are designed to assess whether the Board of Directors and its committees function effectively and make valuable contributions to the Company. In May 2007, all members of the Company's Board of Directors were asked to assess the performance of the Board of Directors and such committees and identify areas for improvement through the completion of a detailed questionnaire for each such committee and the Board of Directors. Counsel for the Company reviewed the completed questionnaires, consolidated the responses and reported findings to the Board of Directors in June 2007. The Board of Directors discussed the results of the performance evaluations, and asked the appropriate committees to follow up on the consensus suggestions and put a follow-up process in place. The Nominating and Corporate Governance Committee will review the results and create an action items list for addressing the areas most in need of improvement.

The Nominations Process

The Nominating and Corporate Governance Committee has a policy for the consideration of director candidates recommended by stockholders, and will consider all such bona fide recommended candidates for director if submitted in accordance with such policy. The policy provides that any stockholder recommendation must include the specific information required by the policy and be submitted in writing to:

Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, CA 91311
Attention: Chair of Nominating and Corporate Governance Committee
Care of: Walter J. McBride, Secretary

and must be received by the Committee by the date set by the Committee and published in the prior year's proxy statement, which date must be at least 180 days prior to that year's annual meeting of the stockholders. Stockholder recommendations intended to be presented at the 2008 Annual Meeting must be received by February 25, 2008. All such recommendations should include the following: (i) the name, age, business address and residence address of the prospective candidate, and the name and record address of the stockholder submitting the recommendation, as well as the class or series and number of shares of voting stock of the Company which are owned of record or beneficially by that stockholder; (ii) a statement

from the prospective candidate consenting to being named in the proxy and proxy card if selected as a nominee and to serving on the Board of Directors if elected; (iii) a statement explaining whether the prospective candidate is "independent" under applicable laws and otherwise; (iv) biographical data of the prospective candidate, including former and current service on other boards of directors, business experience and current occupation, and any other information relating to the prospective candidate and the recommending stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors; (v) transactions and relationships between the recommended candidate and the recommending stockholder, on the one hand, and the Company or Company management, on the other hand, as well as a description of all arrangements or understandings between the recommending stockholder and the prospective candidate and any other person pursuant to which the nomination is being made by the stockholder; (vi) the prospective candidate's Company stock trading history; (vii) any material proceedings to which the prospective candidate or his or her associates is a party that are adverse to the Company; (viii) the prospective candidate's involvement in any past or present legal proceedings, including any involvement in legal proceedings involving the Company; (ix) information regarding whether the recommending stockholder or the recommended candidate, or affiliates of either of those parties, have any plans or proposals for the Company; (x) an explanation as to whether the recommending stockholder and the prospective candidate intend to use the nomination to redress personal claims or grievances against the Company or others or to further personal interests or special interests not shared by the Company's stockholders at large; (xi) whether the prospective candidate is going to be nominated at the annual meeting of stockholders or is provided solely as a recommendation for consideration by the Committee and (xii) any other relevant information concerning the prospective candidate. The Committee reserves the right to request additional information as it deems appropriate. In addition, the Company's bylaws permit stockholders to nominate directors at a meeting of the stockholders. Any stockholder nomination must comply with the applicable provisions of the Company's bylaws and the SEC's proxy rules and will be handled in accordance with the Company's bylaws and applicable laws.

The Nominating and Corporate Governance Committee reviews the composition and size of the Board of Directors and determines the criteria for Board of Directors membership. In addition, the Nominating and Corporate Governance Committee reviews the qualifications of prospective candidates to determine whether they will make good candidates for membership on the Company's Board of Directors. This consideration includes, at a minimum, a review of each prospective candidate's character, judgment, experience, expertise, age, diversity, independence under applicable law and freedom from other conflicts, as well as other factors that the Nominating and Corporate Governance Committee deems relevant in light of the needs of the Board of Directors and the Company and/or that are in the best interests of the Company, including relevant experience, the ability to dedicate sufficient time, energy and attention to performance of Board of Directors duties, financial expertise, experience with a company that has introduced a new, technologically advanced product or service to the marketplace and existing relationships within target industries or political circles that may benefit the Company, whether the prospective candidate is a Nominating and Corporate Governance Committee-selected prospective candidate or a stockholder-recommended prospective candidate. The Nominating and Corporate Governance Committee selects qualified candidates and recommends those candidates to the Board of Directors, and the Board of Directors then decides if it will invite the candidates to be nominees for election to the Board of Directors.

The Nominating and Corporate Governance Committee uses the following process to identify prospective candidates for the Board of Directors and to evaluate all candidates, including candidates recommended by stockholders in accordance with the Company's policy regarding stockholder recommendations and the director nominations process. The Nominating and Corporate Governance Committee (i) reviews the composition and size of the Board of Directors and determines the criteria for Board of Directors membership; (ii) evaluates the Board of Directors for effectiveness and makes a verbal presentation of its findings to the Board of Directors; (iii) determines whether the current members of the

Board of Directors who satisfy the criteria for Board of Directors membership are willing to continue in service; if the current members of the Board of Directors are willing to continue in service, the Committee evaluates the performance of such board members and considers those current members for re-nomination, and if the current members of the Board of Directors are not willing to continue in service or if there will be an increase in the number of directors on the Board of Directors, the Nominating and Corporate Governance Committee considers candidates who meet the criteria for Board of Directors membership; (iv) if necessary, engages a search firm to assist with the identification of potential candidates; (v) compiles a list of potential candidates; (vi) evaluates the prospective candidates, including candidates recommended by stockholders, to determine which of the prospective candidates, if any, will best represent the interests of all stockholders and determines whether any conflicts of interest exist; (vii) holds Committee meetings to narrow the list of prospective candidates; (viii) along with the Chairman of the Board of Directors and management, interviews a select group of prospective candidates; (ix) approves the candidate or candidates who are most likely to advance the best interests of the stockholders; and (x) recommends the selected candidate or candidates to the Board of Directors and the stockholders for approval. The Nominating and Corporate Governance Committee, which may request the assistance of non-Committee Board of Directors members in the execution of its duties, carefully documents the selection and evaluation process.

Stockholder Communications

The Company also has a policy whereby stockholders may communicate directly with the Company's Board of Directors, or individual members of the Board of Directors, by writing to the Company at:

Capstone Turbine Corporation
21211 Nordhoff Street
Chatsworth, CA 91311
Attention: Chair of Nominating and Corporate Governance Committee
Care of: Walter J. McBride, Secretary

and indicating prominently on the outside of any envelope that the communication is intended for (i) the Board of Directors; (ii) the Chairman of the Board of Directors; (iii) a specific committee of the Board of Directors; (iv) the non-management directors; or (v) any other director or subset of directors of the Board of Directors. The Secretary of the Board of Directors reviews all correspondence and regularly forwards, to the appropriate director, directors or the Board of Directors, copies of all communications that, in the opinion of the Secretary, deal with the functions of or otherwise require the attention of individual directors, the Board of Directors or committees or subsets thereof. Unless, in the opinion of the Secretary, a communication is improper or irrelevant, a communication will not be withheld from its intended recipient(s) without the approval of the Chairman of the Board of Directors, the Chair of the appropriate committee or the director who presides during non-management executive sessions.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2007, the Compensation Committee consisted of Messrs. Jaggers, Lotan and Simon. None of the Committee members have at any time been an officer or employee of the Company nor have any of the members had any relationship with the Company requiring disclosure by the Company during Fiscal 2007. During Fiscal 2007, none of the Company's executive officers served as a member of the compensation committee of another entity, an executive officer of which served on the Compensation Committee of Capstone, none of the Company's executive officers served as a director of another entity, an executive officer of which served on the Compensation Committee of Capstone, and none of the Company's executive officers served as a member of the compensation committee of another entity, an executive officer of which served as a director of Capstone.

AUDIT COMMITTEE REPORT*

In performing its functions, the Audit Committee acts primarily in an oversight capacity. Our management is responsible for the integrity of the Company's financial statements, as well as its accounting and financial reporting process, principles and internal controls to assure compliance with accounting standards and applicable laws and regulations. Our independent accountants have the primary responsibility for performing an independent audit of our financial statements and expressing an opinion as to the conformity of such financial statements with generally accepted auditing standards and on the effectiveness of the Company's internal controls over financial reporting and on management's assessment of such internal controls. Members of the Audit Committee are not professionally engaged in the practice of auditing or accounting, and all members are not experts in the fields of accounting or auditing, including auditor independence. The Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for preparing financial statements and reports and implementing internal controls over financial reporting. In addition, the Audit Committee selects the Company's independent accountants and has the authority to engage independent counsel and other advisors as it deems necessary.

In this context, the Audit Committee has reviewed and discussed the audited consolidated financial statements of Capstone contained in Capstone's Annual Report on Form 10-K as of and for the year ended March 31, 2007 with management and Deloitte & Touche LLP. The Audit Committee has discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, bothwith and without management present. In addition, the Audit Committee has received and reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Accounting Oversight Board in Rule 3600T, and it has discussed with the auditors their independence from Capstone.

In the performance of their oversight function, the members of the Audit Committee necessarily relied upon the information, opinions, reports and statements presented to them by management of the Company and by the independent auditors. Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K as of and for the year ended March 31, 2007 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee

Noam Lotan, *Chairman*
Richard K. Atkinson
Eliot G. Protsch

---

* *The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A other than as provided in SEC regulation S-K, Item 407 or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.*

FEES AND SERVICES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to the Independent Registered Public Accounting Firm

The table below provides information concerning fees for services rendered by Deloitte & Touche LLP during the last two fiscal years ended March 31, 2007 and 2006. The nature of the services provided in each such category is described following the table.

Description of Fees	Amount of Fees	
	2007	2006
Audit Fees	$ 592,000	$493,000
Audit-Related Fees	349,000	327,000
Tax Fees	76,000	142,000
All Other Fees	—	—
Total	$1,017,000	$962,000

Audit Fees—These fees were primarily for professional services rendered by Deloitte & Touche LLP in connection with the audit of the Company's consolidated annual financial statements and reviews of the interim condensed consolidated financial statements included in the Company's quarterly reports on Form 10-Q for the first three fiscal quarters of the fiscal years ended March 31, 2007 and 2006. The fees also include comfort letters and consents related to SEC filings.

Audit-Related Fees—These fees were primarily for professional services rendered by Deloitte & Touche LLP in connection with the audit of internal controls over financial reporting (pursuant to Section 404 of Sarbanes-Oxley) for the fiscal years ended March 31, 2007 and 2006.

Tax Fees—These fees were for services rendered by Deloitte & Touche LLP for assistance with tax compliance regarding tax filings and also for other tax advice and consulting services.

Pre-approval of Services Performed by the Independent Registered Public Accounting Firm

The Audit Committee has implemented procedures for the advance approval of all audit and non-audit services to be performed by the independent auditor, whereby the Audit Committee must approve all services prior to the commencement of work. Unless the specific service has been pre-approved in accordance with the Audit Committee's charter for the current year, the Audit Committee must approve the permitted service before the independent auditor is engaged to perform it. The Audit Committee considers whether the proposed provision of any non-audit services by the independent auditors is compatible with maintaining the auditor's independence. The Audit Committee consults with management prior to the Company's engagement of the independent auditors for all audit and non-audit services. The Audit Committee may delegate its authority to pre-approve audit and non-audit services to the Chair of the Audit Committee provided that the pre-approval decisions of the Chair are subsequently presented at the next Audit Committee meeting. The Audit Committee approved in accordance with applicable law all of the audit and non-audit services performed by Deloitte & Touche LLP during Fiscal 2007. The Audit Committee of our Board of Directors has considered whether the provision of the information technology services and non audit services is compatible with maintaining the independence of Deloitte & Touche LLP.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION*

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis required by SEC Regulation S-K, Item 402(b) beginning on page 14 of this Proxy Statement. Based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the year ended March 31, 2007.

Compensation Committee

John V. Jaggers, *Chairman*
Noam Lotan
Gary D. Simon

* *The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to Regulation 14A, other than as provided in SEC regulation S-K, Item 407, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that it be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.*

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The Compensation Committee reviews and administers the process and substance of the Company's executive compensation program, including compensation of the Named Executive Officers (i.e., those executive officers who appear in the Summary Compensation Table on page 21). The Compensation Committee is composed entirely of directors who are "independent," as defined by the Marketplace Rules of The Nasdaq Stock Market, LLC.

The Compensation Committee believes that the Company's executive compensation program should:

- Attract and retain individuals of superior ability and managerial talent by offering total compensation that is competitive with a group of specifically identified peer companies that are of comparable size within similar industries and other companies with which the Company competes for executive talent;
- Establish goals and objectives that link incentive compensation to achievement of specific key strategic and financial performance goals;
- Provide compensation that aligns the financial interests of executives with those of Capstone's stockholders through long-term equity incentives that take into account the Company's performance;
- Comply with all applicable laws and Nasdaq member rules and guidelines, and ensure that compensation is appropriate in light of reasonable and sensible standards of good corporate governance; and
- Be straightforward and easy to understand and administer.

Competitiveness

The Compensation Committee, together with the CEO, focus on attracting, retaining and motivating a highly qualified group of executive officers. They believe that doing so is in the best interests of the Company, its stockholders and other constituencies. In these efforts, the Compensation Committee also considers the market for executive talent when setting compensation. To assist in these efforts, the Company engaged Hewitt Associates (the "Consultant"). The Consultant collects and analyzes information on market practices for the Named Executive Officers and other Company employees. The Consultant renders independent advice to the Compensation Committee regarding the compensation recommendations.

Prior to setting compensation for Fiscal 2007, the Compensation Committee received written reports from the Consultant regarding comparative market data, including comprehensive analyses of compensation and compensation components (the "Consultant Reports"). The Compensation Committee understands that the Consultant Reports were based on public proxy information and published survey data collected by the Consultant from other publicly-traded companies comparable to the Company in terms of revenue, market capitalization, market (technology based, energy based or Southern California manufacturing) and/or other relevant indicators (the "Comparable Companies").

The Compensation Committee determined that the Comparable Companies constituted a sufficiently large and relevant group for purposes of comparing compensation data. The Consultant Reports provided detailed information, regarding base salary, bonus opportunity and long-term equity incentive compensation for individuals deemed to be comparable to the Named Executive Officers at the Comparable Companies ("Comparable Executives"). The compensation for the positions of President & Chief Executive Officer, Executive Vice President (EVP) & Chief Financial Officer, EVP & Chief

Operations Officer, EVP Business Development, Senior Vice President Operations and Vice President Finance & Chief Accounting Officer was addressed in the reports.

Financial and Strategic Performance

The Compensation Committee believes that the Company's compensation program should encourage and reward outstanding financial and strategic performance. The financial measures used by the Company in its annual cash bonus plan are based upon the Company's achievement of specific performance goals determined by the Compensation Committee early in the Company's fiscal year, and based on the achievement of positive cash flows. The Compensation Committee also believes that the Named Executive Officers should receive a large portion of their compensation in the form of equity, thereby putting this portion of their compensation at risk and further aligning their long-term interests with the Company's strategic objectives and stockholders' interests. The Company's compensation program is designed to maintain a close correlation between the rewards to the Company's executives and the tactical and strategic success of the Company.

Goal Alignment

The Compensation Committee realizes the critical importance of aligning the financial interests of the executives with those of Capstone's stockholders. This is achieved through providing long-term equity incentives to Named Executive Officers and other critical senior executives that provide the appropriate rewards based on Company performance. Typically these incentives are in the form of stock options and restricted stock units ("RSUs") at levels sufficient to motivate performance to achieve long-term Company success without excessive dilution of stockholder value.

Compliance

Compliance with all applicable laws, regulations and Nasdaq rules and guidelines is critical. Reasonable and sensible standards of good corporate governance are a cornerstone of effective executive compensation practices.

Simplicity

The basic components of compensation applicable to the executive officers include base salary, potential annual cash bonus and long-term equity incentive awards. The executive officers also receive employee benefits consistent with those offered to other employees of the Company. All executive officers are covered by the Company's Change of Control Severance Plan. The Compensation Committee believes the Company is well served by a compensation structure that is relatively easy to monitor, implement and describe to its officers, employees and stockholders.

Process

The process for establishing Fiscal 2007 compensation began in January 2006, when the Compensation Committee first contracted with the Consultant to conduct a survey on competitive compensation for the Named Executive Officers and certain other senior executives. From January 2006 through May 2006, the Company's Vice President of Human Resources worked with the Consultant and the Company's President and Chief Executive Officer, to develop recommendations regarding base salaries and equity grant recommendations for the Company's executive officers. These recommendations were then presented in detail to the Compensation Committee at the regularly scheduled Compensation Committee meeting held in June 2006. Two adjustments to base salary and a stock option grant were made as a result of this review by the Compensation Committee. At this meeting, base salaries, potential bonus and bonus performance goals, equity grants and vesting conditions for each of the Named Executive Officers were subsequently discussed in detail by the Compensation Committee. Mr. Jamison's base salary,

potential bonus and equity compensation were established in December 2006 after reviewing the June 2006 Consultant Reports.

Components of Compensation

Based on advice from the Consultant, management's recommendation and the judgment of the committee members, the Compensation Committee allocates compensation to individuals both as to specific components (for example, base salary, potential bonus and equity awards) and as a whole ("Total Direct Compensation"). Each of the components of compensation is discussed in more detail below. While considering each component of compensation, the Compensation Committee is relatively more focused on each Named Executive Officer's Total Direct Compensation, rather than the individual components that make up an individual officer's Total Direct Compensation. The Compensation Committee seeks to target Total Direct Compensation opportunities for the Named Executive Officers within the range of Total Direct Compensation for Comparable Executives. Because the Compensation Committee has determined that a significant portion of each executive's compensation should be at risk, the actual compensation realized by the Named Executive Officers depends on the level of performance achieved over both the short-term and long-term and upon long-term tenure in the position. This focus on Total Direct Compensation has the effect of more heavily weighting long-term incentives and at-risk compensation.

Base Salary

The base salary for each of the Named Executive Officers is largely driven by competitiveness and long-term individual performance. The salaries of the Named Executive Officers are evaluated annually as described above under the section entitled "Process." The Compensation Committee believes that base salaries should be targeted within the range of base salaries for Comparable Executives, while reflecting other relevant factors, such as unique roles and responsibilities and/or individual long-term performance and experience. Accordingly, the base salary of any particular individual may be above or below the median of the applicable range of base salaries paid by Comparable Companies.

Potential Bonus

Named Executive Officers may earn an annual bonus (the "Potential Bonus") if the corresponding performance criteria (the "Bonus Performance Goals") set in advance by the Compensation Committee are achieved. The Compensation Committee establishes the Potential Bonus as a percentage of base salary for each of the Named Executive Officers. The Named Executive Officers may receive a bonus payment if the Bonus Performance Goals are met and have the potential to earn annual bonuses above the Potential Bonus if Bonus Performance Goals are exceeded.

Any bonus paid to a Company Executive is made pursuant to the provisions of the plan designed to qualify under the provisions of Section 162(m) of the Internal Revenue Code of 1986, as amended.

For 2007, the Potential Bonus for each Named Executive Officer was tied to the Company's performance measured against, and predicated upon, the achievement of attaining a cash flow positive financial position for the Company in the current fiscal year.

- The President and Chief Executive Officer's Potential Bonus is established at 100% of annual salary.
- The other Named Executive Officers' Potential Bonus is established at 40% of annual salary.

Since the Company did not achieve a cash flow positive position in Fiscal 2007, no annual cash bonuses were paid to the Named Executive Officers or any other bonus eligible employees.

Long-Term Incentives

The Compensation Committee granted certain Named Executive Officers long-term incentives in Fiscal 2007. As in recent years, these long-term incentives were exclusively in the form of equity awards of (1) non-qualified options to purchase shares of the Company's Common Stock ("Options") and/or (2) restricted shares of Common Stock, or RSUs ("Restricted Shares" and collectively with Options, the "Equity Compensation").

In discharging its responsibility for administering the Company's stock-based compensation programs, the Compensation Committee regularly monitors and evaluates the total cost of such programs. Each year, the Consultant prepares an analysis of the Company's programs in the areas of total share utilization and annual grant rates. The analysis results are used by the Compensation Committee in evaluating management's annual equity grant recommendations for all program participants, including the Named Executive Officers. In evaluating total cost of the Company's stock compensation programs, the Compensation Committee takes into consideration the practices of the Comparable Companies.

Option Awards

In Fiscal 2007, options were granted to three Named Executive Officers by the Compensation Committee. The meetings of the Compensation Committee to approve option awards typically occur shortly after the Company's quarterly earnings release. Pursuant to the provisions of the 2000 Equity Incentive Plan, the exercise price of an Option is set as the closing price of the Company's stock on the date of the grant. The Compensation Committee does not grant options with reload features and has a policy against re-pricing stock options. All Options granted in Fiscal 2007 to Named Executive Officers vest 25% on the first anniversary date and monthly thereafter on a pro rata basis over the next 36 months.

Restricted Stock Units

In Fiscal 2007, the Compensation Committee granted RSUs to one Named Executive Officer and one other executive officer. These RSUs were granted as an inducement to accept employment with the Company and were approved through separate Compensation Committee meetings. The RSUs granted to the President and Chief Executive Officer and the Executive Vice President of Sales and Marketing vest 25% annually from the grant date, conditioned on continued employment. These inducement grants were not made from the Equity Incentive Plan, but are subject to similar terms and conditions.

Employee Benefits

Executive officers are generally entitled only to benefits consistent with those offered to other employees of the Company, except to the extent such benefits are integrally and directly related to the performance of the executive officer's duties. The Company offers group life, disability, medical, dental and vision insurance, an employee stock purchase program and other comparable benefits to all employees.

Change of Control

The Company maintains the Capstone Turbine Corporation Change of Control Severance Plan (the "Change of Control Plan"), which provides certain payments and benefits to eligible employees, including the Named Executive Officers, upon a change in control. The Change in Control Plan provides severance benefits to participants whose employment is terminated or otherwise adversely impacted within 12 months of a change in control of the Company. The Board adopted the Change in Control Plan to increase the likelihood that key management personnel are retained during any period of potential or actual corporate transactions involving a change in control of the Company. The Compensation Committee believes that the provisions of the Change in Control Plan are consistent with those offered by the Comparable Companies and other organizations of similar size.

Compensation of the Individual Named Executive Officers

Mr. Jamison

Mr. Jamison's base salary, Potential Bonus and Equity Compensation were established by the Compensation Committee in December 2006, after reviewing the June 2006 Consultant Reports. As the Company's CEO, Mr. Jamison's Total Direct Compensation was established at approximately the 50th percentile for the Comparable Executives. As part of his letter agreement to accept employment with Capstone, Mr. Jamison was granted a stock option to purchase 2,000,000 shares of Capstone Common Stock and RSUs for 500,000 shares of Capstone Common Stock. In addition, he participates in the bonus plan at a target bonus of 100% of base salary and is eligible for a special performance bonus of $100,000 to be paid upon the achievement of cash flow positive for any two consecutive quarters during the first two years of employment. Mr. Jamison received a signing bonus of $150,000 and a relocation package for him and his family.

Messrs. McBride, Fink, Gilbreth, Estus and Rodriquez

In June of 2006, the Company's Vice President of Human Resources and the Consultant presented to the Compensation Committee a survey conducted by the Consultant. The survey was designed specifically for the Company comparing the executive compensation of the direct executive reports to the CEO with Comparable Companies. The components of the survey included base salary, Potential Bonus, total cash compensation (base salary plus target bonus opportunity), the estimated economic value of long-term incentives and Total Direct Compensation. The Company's philosophy was to pay competitively within the marketplace for like positions in similar companies, paying attention to internal equity and providing long term incentives designed to encourage the long-term success of the Company. As a result of the presentation, and subsequent discussions with the Committee, it was determined to adjust the base salary of Mark Gilbreth from $185,000 to $225,000 and Leigh Estus from $188,000 to $210,000. Both of these adjustments reflect their respective pay compared to the market and their individual contributions to the Company. Mr. Gilbreth was also granted an additional 400,000 options in order to align his long-term incentives with the market as well as his peers within the Company. At this meeting it was determined that the other executive officers specifically, Messrs. McBride, Fink and Rodriquez were paid competitively and that their incentives were appropriate. In addition, the Compensation Committee approved a grant for an additional 300,000 options for Mr. John R. Tucker, the CEO at the time.

Following Mr. Tucker's resignation on July 31, 2006 Mr. Gilbreth was appointed by the Board of Directors as the interim President and CEO. Mr. Gilbreth performed in this capacity until Mr. Jamison was hired and began his employment in December of 2006. In recognition of his role as interim President and CEO, Mr. Gilbreth was awarded an option grant for 100,000 shares by the Compensation Committee.

In February, 2007 the Compensation Committee approved an option grant to Leigh Estus for 300,000 shares. This grant was made for two fundamental reasons: (1) in recognition of a commitment made to Mr. Estus in his employment offer and (2) to align his total long-term incentives with other named executives.

Conclusion

The Compensation Committee believes that its decisions with respect to compensation paid to the Named Executive Officers for Fiscal 2007 are consistent with the goals outlined at the beginning of the Compensation Discussion and Analysis.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Officers of the Company

The following list identifies the name, age and position(s) of the executive officers of the Company:

Name	Age	Position
Darren R. Jamison	41	President & Chief Executive Officer
Walter J. McBride	54	Executive Vice President & Chief Financial Officer
James D. Crouse	44	Executive Vice President, Sales & Marketing
Leigh L. Estus	57	Senior Vice President, Operations
Mark G. Gilbreth	35	Executive Vice President & Chief Technology Officer
Elizabeth M. Reynolds	42	Vice President & Chief Accounting Officer

The term of each executive officer runs until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. The following is a biographical summary of the experience of the executive officers of the Company who are not members of the Company's Board of Directors:

Walter J. McBride. Mr. McBride joined us in July 2005 as our Executive Vice President and Chief Financial Officer. Prior to joining Capstone, Mr. McBride served as Executive Vice President and Chief Financial Officer of First Consulting Group, Inc. (Nasdaq: FCGI), an information technology services company, from April 2000 to May 2005. Prior to his employment with FCGI, Mr. McBride served as Chief Financial Officer for several innovative technology companies including Emulex (NYSE: ELX), Kistler Aerospace, Unplugged Communication, and CalComp. Mr. McBride graduated from Ohio State University with a bachelor degree in accounting/finance with honors. He earned a master's degree in computer systems management from the Rochester Institute of Technology. He is a member of Financial Executives International.

James D. Crouse. Mr. Crouse joined us in February 2007 as Executive Vice President of Sales & Marketing. Prior to joining Capstone, from February 2005 to February 2007, Mr. Crouse was President of Navitas Consulting where he specialized in assisting client companies with growing their businesses. Prior to his employment with Navitas Consulting, Mr. Crouse was General Manager of the Gas Engine Group for Valley Power Systems, the GE Jenbacher distributor from June 2003 to February 2005. Additionally, Mr. Crouse was President of JST Energy and Vice President of Crown Engineering & Construction from September 2001 to June 2003. Mr. Crouse is a member of the California Association of Building Energy Consultants, and he is a licensed General Engineering Contractor "A" in California.

Leigh L. Estus. Mr. Estus has served as Senior Vice President of Operations since April 2006. He most recently served as Vice President of Operations from November 2005 to April 2006. Prior to joining Capstone, Mr. Estus was the Director of Operations of the Thousand Oaks, California plant for EDO Corporation, a communications and countermeasure systems company ("EDO"), from August 2004 until October 2005. Prior to his employment with EDO, Mr. Estus spent more than 16 years with BAE Systems, a developer and manufacturer of advanced defense and aerospace systems, where he held the positions of Vice President of Operations and Director of Support Solutions. Prior to BAE Systems, Mr. Estus was employed by Whittaker Electronics Systems and Hughes Aircraft Company. Mr. Estus received his Bachelor of Science degree in Business Administration from the University of Redlands.

Mark G. Gilbreth. Mr. Gilbreth has served as our Executive Vice President and Chief Technology Officer since February 2007. He most recently served as Executive Vice President and Chief Operating Officer from April 2006 to February 2007. Additionally, he held the position of Interim President & Chief Executive Officer from July 2006 to December 2006. Mr. Gilbreth also served as Vice President, Engineering Technologies from February 2005 to April 2006 and has held positions of increasing

responsibilities in Engineering, Program Management and Customer Service since he joined us in August 1995. Prior to joining Capstone, Mr. Gilbreth held various positions in Engineering at Sundstrand Power Systems in San Diego from 1991 to 1995. Mr. Gilbreth received his Bachelor degree in Computer Science from San Diego State University.

Elizabeth M. Reynolds. Ms. Reynolds has served as Chief Accounting Officer since April 2007. Prior to joining Capstone, Ms. Reynolds most recently served as Controller—North America (from January 2006) and Controller (from February 1998 to December 2005) of Spirent Communications, Inc., a global provider of performance analysis and service assurance that enables the development of next-generation networking technologies. Ms. Reynolds had been employed by Spirent Communications since December, 1995. Ms. Reynolds graduated from St. Mary's College of Maryland with a Bachelor of Arts degree in Language and Literature. She also has a Masters in Business Administration from Marymount University. Ms. Reynolds is a licensed Certified Public Accountant in the state of Maryland.

Summary Compensation Table

Decisions on compensation for the Company's executive officers are made by the Compensation Committee of the Board of Directors. No member of the Compensation Committee is a current or former employee or officer of the Company or any of its affiliates. The Compensation Committee is responsible for approving compensation arrangements for executive management of the Company, including the CEO, reviewing compensation plans relating to officers, approving equity-based compensation grants, reviewing other benefits under the Company's employee benefit plans and providing a general review of the Company's employee compensation policy.

The table below sets forth the compensation of all individuals serving as the Company's CEO during the last completed fiscal year, the Company's CFO and three other highly compensated executive officers during the fiscal year. These individuals may be referred to in this Proxy Statement as the "Named Executive Officers."

Name and Principal Position	Year(1)	Salary	Bonus(2)	Stock Awards(3)	Option Awards(4)	Non-Equity Incentive Plan Compensation	All Other Compensation(5)	Total
Darren R. Jamison *President and Chief Executive Officer*	2007	$115,500	$150,000	$44,767	$145,779	$—	$ 8,941	$464,987
Walter J. McBride *Executive Vice President & Chief Financial Officer*	2007	250,000	—	—	494,674	—	—	744,674
Leigh L. Estus *Senior Vice President, Operations*	2007	205,769	—	—	280,537	—	2,585	488,891
Mark G. Gilbreth *Executive Vice President & Chief Technology Officer*	2007	217,309	—	—	301,483	—	34,582	553,374
John R. Tucker *Former President & Chief Executive Officer*	2007	130,900	—	63,209	282,939	—	—	477,048
John C. Fink, III(6) *Former Executive Vice President, Business Development*	2007	210,000	—	—	313,198	—	—	523,198
Antonio Rodriquez *Former Vice President, Finance & Chief Accounting Officer*	2007	167,692	—	—	65,204	—	—	232,896

(1) In accordance with SEC transition rules, this table reflects compensation to the Named Executive Officers only for the most recently completed fiscal year. Information for years prior to the most recently completed fiscal year presented under previous SEC rules is available in the Company's previous filings, which can be obtained from the SEC's website at *www.sec.gov*.

(2) Reflects signing bonus.

(3) The amounts shown are the amounts of compensation cost recognized by the Company in fiscal year 2007 related to the grants of restricted stock and RSUs in fiscal year 2007 and prior fiscal years, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 8 to the Company's financial statements included in the Company's Annual Report on Form 10-K for Fiscal 2007. The amounts shown exclude any estimate of future forfeitures and reflect the effect of any actual forfeitures. Mr. Tucker resigned effective July 31, 2006 and forfeited 125,000 shares. The table below shows how much of the overall amount of the compensation cost is attributable to each award.

Named Executive Officer	Grant Date	Number Shares of Stock in Original Grant	2007 Fiscal Year Compensation Cost
Darren R. Jamison	12/18/2006	500,000	$44,767
Walter J. McBride	n/a	0	0
Leigh L. Estus	n/a	0	0
Mark G. Gilbreth	n/a	0	0
John R. Tucker	08/04/2003	500,000	63,209
John C. Fink, III	n/a	0	0
Antonio Rodriquez	n/a	0	0

(4) The amounts shown are the amounts of compensation cost recognized by the Company in fiscal year 2007 related to the grants of stock options in fiscal year 2007 and prior fiscal years, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 8 to the Company's financial statements included in the Company's Annual Report on Form 10-K for Fiscal 2007. The amounts shown exclude any estimate of future forfeitures and reflect the effect of any actual forfeitures. Mr. Tucker resigned effective

July 31, 2006 and forfeited 800,000 options. Mr. Rodriquez resigned effective January 31, 2007 and forfeited 93,750 options. The table below shows how much of the overall amount of the compensation cost is attributable to each award.

Named Executive Officer	Grant Date	Exercise Price	Number of Shares of Stock Underlying Options in Original Grant	2007 Fiscal Year Compensation Cost
Darren R. Jamison	12/18/2006	$1.27	2,000,000	$145,779
Walter J. McBride	01/11/2006	3.20	500,000	332,685
	07/11/2005	1.63	500,000	161,989
Leigh L. Estus	02/14/2007	0.90	300,000	6,750
	11/07/2005	2.75	500,000	273,787
Mark G. Gilbreth	02/14/2007	0.90	100,000	2,250
	06/12/2006	2.63	400,000	173,777
	10/31/2005	2.43	100,000	48,399
	03/17/2005	1.64	110,000	35,797
	09/09/2004	1.58	25,000	7,993
	01/26/2004	2.36	70,000	30,754
	01/26/2004	2.36	5,000	2,513
John R. Tucker	06/12/2006	2.63	300,000	130,333
	08/01/2003	1.18	2,000,000	152,606
John C. Fink, III	10/31/2005	2.43	100,000	48,399
	08/25/2003	1.66	800,000	264,799
Antonio Rodriquez	01/03/2006	2.99	125,000	65,204

(5) Details of the amounts reported as All Other Compensation are as follows:

Name	Relocation	401(K) Company Match	Total All Other Compensation
Darren R. Jamison	$ 5,861	$3,080	$ 8,941
Walter J. McBride	—	—	—
Leigh L. Estus	—	2,585	2,585
Mark G. Gilbreth	34,063	519	34,582
John R. Tucker	—	—	—
John C. Fink, III	—	—	—
Antonio Rodriquez	—	—	—

(6) Effective February 1, 2007, Mr. Fink was no longer an officer of the Company. Mr. Fink resigned from the Company effective June 15, 2007.

As discussed in the section entitled *"Compensation Discussion and Analysis,"* the Compensation Committee allocates compensation to the Named Executive Officers both as to specific components (for example, base salary, bonus and equity awards) and as to total compensation. While considering each component of compensation, the Compensation Committee is relatively more focused on each Named Executive Officer's total compensation, rather than the individual components that make up an executive's total compensation.

Consulting Agreement with John R. Tucker

Effective July 31, 2006, John R. Tucker resigned as the Company's President and Chief Executive Officer and entered into a consulting agreement with the Company (the "Consulting Agreement"). The Consulting Agreement provided that Mr. Tucker's vested options of 1,500,000 shares would be exercisable until July 31, 2007.

Grants of Plan-Based Awards

Certain information concerning each grant of an award made to a Named Executive Officer during Fiscal 2007 is set forth in the table below.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units(1)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards(2)	Grant Date Fair Value of Stock and Option Awards(3)
Darren R. Jamison *President and Chief Executive Officer*	12/18/2006 12/18/2006	— 500,000	2,000,000 —	$1.27 —	$2,067,800 635,000
Walter J. McBride *Executive Vice President & Chief Financial Officer*	—	—	—	—	—
Leigh L. Estus *Senior Vice President, Operations*	02/14/2007	—	300,000	0.90	219,150
Mark G. Gilbreth *Executive Vice President & Chief Technology Officer*	06/12/2006 02/14/2007	— —	400,000 100,000	2.63 0.90	869,480 73,050
John R. Tucker *Former President & Chief Executive Officer*	06/12/2006	—	300,000	2.63	652,110
John C. Fink,III *Former Executive Vice President, Business Development*	—	—	—	—	—
Antonio Rodriquez *Former Vice President, Finance & Chief Accounting Officer*	—	—	—	—	—

(1) Reflects restricted stock unit awards granted as inducement awards. For more information about the vesting criteria, please refer to the section above entitled *"Compensation Discussion and Analysis."*

(2) Reflects the fair market value of a share of Common Stock as the closing sales price of the Common Stock on the trading day on the date of grant.

(3) Reflects the aggregate FAS 123R value of all awards made in Fiscal 2007. Such amounts are not apportioned over the service or vesting period, as opposed to the presentation in the Summary Compensation Table.

In February 2007, the Compensation Committee adopted a policy regarding the granting of equity-based compensation awards. The policy generally provides that the Compensation Committee shall not backdate any equity grant or manipulate the timing of the public release of material information or of any equity award with the intent of benefiting a grantee under an equity award. Generally, quarterly grants of equity-based compensation awards are to be approved by the Compensation Committee on the date of a regularly scheduled meeting of the Compensation Committee. Inducement grants may be approved at a special meeting of the Compensation Committee and are generally effective as of the commencement of employment. The date the Compensation Committee acts to approve an award shall be the grant date of the award for purposes of the Company's equity compensation plans, except that grants made after the close of business may be deemed to be granted on the following day. No grants may be made by action on written consent, except in extraordinary circumstances. In no event shall the exercise price or value of an award be determined by reference to the fair market value of the Company's common stock on a day other than the grant date of the award.

(2) Reflects a lump sum severance payment of Mr. Jamison's base salary as of March 31, 2007 for 18 months, in accordance with Mr. Jamison's severance agreement dated December 18, 2006.

(3) Reflects the value of the shares of Common Stock over the exercise price of outstanding, unexercised stock options, which become exercisable (1/48th for each month of employment) if the executive is involuntarily terminated without cause during the first year of employment.

(4) Reflects the value of the shares of Common Stock over the exercise price of outstanding, unexercised stock options if the executive is involuntarily terminated (other than for misconduct) or resigns as a result of a reduction in responsibility or compensation or relocation within 12 months of a change of control of the Company. Full vesting is also triggered if the acquirer of the Company does not assume the awards issued under the Equity Incentive Plan.

(5) Reflects the value of the outstanding unvested restricted stock units of Common Stock which become vested (1/48th for each month of employment) if the executive is involuntarily terminated without cause during the first year of employment.

(6) Reflects the value of the outstanding, unvested restricted stock units of Common Stock, which become vested if the executive is involuntarily terminated (other than for misconduct) or resigns as a result of a reduction in responsibility or compensation or relocation within 12 months of a change of control of the Company. Full vesting is also triggered if the acquirer of the Company does not assume the awards issued under the Equity Incentive Plan.

(7) Reflects the premiums for medical and dental insurance benefits for a 12-month period in accordance with Mr. Jamison's severance agreement dated December 18, 2006.

(8) Reflects the premiums for medical and dental insurance benefits for a 18-month period in accordance with Mr. Jamison's severance agreement dated December 18, 2006.

Mr. McBride

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$125,000(1)	$—	$250,000(2)	$—
Stock Options (unvested)	—	—	—	0(3)	—
Restricted Stock Units (unvested)	—	—	—	—	—
Insurance Benefits	—	6,138(4)	—	12,275(5)	—

Mr. Estus

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$105,000(1)	$—	$210,000(2)	$—
Stock Options (unvested)	—	—	—	48,000(3)	—
Restricted Stock Units (unvested)	—	—	—	—	—
Insurance Benefits	—	0(4)	—	0(5)	—

Mr. Gilbreth

Executive Benefits and Payments upon Termination	Retirement	Involuntary Termination without Cause	Involuntary Termination for Cause	Termination Related to Change in Control	Death or Disability
Cash Payments	$—	$112,500(1)	$—	$225,000(2)	$—
Stock Options (unvested)	—	—	—	25,334(3)	—
Restricted Stock Units (unvested)	—	—	—	—	—
Insurance Benefits	—	5,239(4)	—	10,477(5)	—

(1) Reflects a severance payment of six months of the executive's normal compensation.

(2) Reflects a lump sum severance payment of twelve months of the executive's normal compensation.

(3) Reflects the intrinsic value of the shares of Common Stock underlying outstanding, unexercised stock options, which become exercisable if the executive is involuntarily terminated (other than for misconduct) or resigns as a result of a reduction in responsibility or compensation or relocation within 12 months of a change of control of the Company. Full vesting is also triggered if the acquirer of the Company does not assume the awards issued under the Equity Incentive Plan.

(4) Reflects the premiums for medical and dental insurance benefits based on current coverage for a 6-month period in accordance with the severance policy.

(5) Reflects the premiums for medical and dental insurance benefits based on current coverage for a 12-month period in accordance with the Change in Control Plan.

Messrs. Tucker(1), Fink(2), Rodriquez(3)

(1) Effective July 31, 2006, Mr. Tucker resigned. He was not an employee of the Company as of March 31, 2007 and, therefore, was not eligible to receive any additional payments or benefits.

(2) Effective February 1, 2007, Mr. Fink was not an officer of the Company. Therefore as of March 31, 2007, he was not eligible to receive any additional payments or benefits.

(3) Effective January 31, 2007, Mr. Rodriquez resigned. He was not an employee of the Company as of March 31, 2007 and, therefore, was not eligible to receive any additional payments or benefits.

Employment Contracts, Termination of Employment and Change-in-Control Arrangements

The Board of Directors adopted the Change of Control Plan in April 2002. The Change of Control Plan is applicable to each member of management designated by the Board of Directors, including the Named Executive Officers as described above. In the event that a participant is involuntarily terminated (other than for misconduct) or resigns as a result of a reduction in responsibility or compensation or relocation within 12 months of a change of control of the Company, as defined, the participant will receive a payment equal to his or her annual base salary plus the cash incentive compensation for the year in which the effective date for the change in control occurs, as well as continuation of health plan benefits for 12 months.

The Company adopted the Capstone Turbine Corporation Severance Pay Plan (the "Severance Plan") in May 2002. In February 2003, the Severance Plan was amended to provide that each member of management reporting to the CEO and/or the President whose employment is involuntarily terminated without cause is entitled, upon signing a release, to an amount equal to such person's salary for six months. The Severance Plan was amended effective January 31, 2005 to clarify that benefits due following a change of control of the Company are offset by benefits received under the Change of Control Plan or under any

other severance agreement with the Company and to achieve administrative consistency with the Company's other change in control plans and arrangements. The Change of Control Plan was amended again effective March 17, 2005 to modify the definition of change of control of the Company and to permit a participant to resign and receive benefits following a six month trial period in a position that would otherwise constitute a reduction in responsibility or compensation.

The Company has entered into indemnification agreements with its officers and directors containing provisions which may require the Company, among other things, to indemnify its officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Stock awards or options to purchase the Common Stock of the Company have been issued to Named Executive Officers as inducement grants or pursuant to the Equity Incentive Plan that become fully vested or exercisable if a participant is involuntarily terminated (other than for misconduct) or resigns as a result of a reduction in responsibility or compensation or relocation within 12 months of a change of control of the Company. Full vesting is also triggered if the acquirer of the Company does not assume the awards issued under the Equity Incentive Plan. The Equity Incentive Plan was amended effective January 31, 2005 to clarify certain resignation rights following a change of control and to achieve administrative consistency with the Company's other change in control plans and arrangements. The Equity Incentive Plan was amended again effective March 17, 2005 to modify the definition of change of control of the Company and to permit a participant to resign and receive benefits following a six month trial period in a position that would otherwise constitute a reduction in responsibility or compensation.

The Company entered into employment agreements with each of the Named Executive Officers that provide for equity compensation awards and generally provide that employment may be terminated at will. Mr. Jamison's employment agreement provides for a cash bonus if certain objectives are achieved. The bonus provides a payment of $100,000 to be paid upon the Company's achievement of cash flow positive for any two consecutive quarters during the first two years of employment. Additionally, a cash bonus each year based on performance targets negotiated with the Compensation Committee of the Board with respect to each year in which the Company reports, after taking into account any such bonus and operating profit. The target bonus shall be 100% of the base salary.

COMPENSATION OF DIRECTORS

Certain information concerning the compensation of directors for Fiscal 2007 is set forth in the table below.

Name(1)	Fees Earned or Paid in Cash(2)	Stock Awards	Option Awards(3)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-qualified Deferred Compensation Earnings	All Other Compensation(4)	Total
Eliot G. Protsch	$31,125	$—	$20,719	$—	$—	$ —	$51,844
Richard K. Atkinson	27,625	—	25,939	—	—	—	53,564
Richard M. Donnelly(5)	14,750	—	4,790	—	—	—	19,540
John V. Jaggers	29,500	—	20,719	—	—	—	50,219
Noam Lotan	29,125	—	28,408	—	—	—	57,533
Dennis D. Schiffel(5)	14,000	—	14,146	—	—	—	28,146
Gary D. Simon	28,750	—	36,125	—	—	—	64,875
Darrell J. Wilk	27,458	—	21,396	—	—	34,500	83,354

(1) Mr. Jamison, the Company's President & CEO, does not and Mr. Tucker, the Company's former Chairman, President and Chief Executive Officer, did not receive compensation for serving as a member of the Board of Directors.

(2) Includes stock awards granted to non-employee directors who elect to take payment of all or any part of their directors' fees in stock in lieu of cash. For each term of the Board of Directors (beginning on the date of an annual meeting of stockholders and ending on the date immediately preceding the next annual meeting of stockholders), a non-employee director may elect to receive, in lieu of all or any portion of his annual retainer or committee fee cash payment, a stock award. The award is calculated by dividing the amount of the fee by the fair market value of a share of Common Stock on the date the fee is payable. For Fiscal 2007, 35% of the fees were paid in the form of stock.

(3) The amounts shown are the amounts of compensation cost recognized by the Company in Fiscal 2007 related to the grants of stock options in Fiscal 2007 and prior fiscal years, as described in Statement of Financial Accounting Standards No. 123R. For a discussion of valuation assumptions, see Note 8 to the Company's financial statements included in the Company's Annual Report on Form 10-K for Fiscal 2007. The amounts shown exclude any estimate of future forfeitures and reflect the effect of any actual forfeitures. Mr. Donnelly resigned effective August 18, 2006 and forfeited 2,500 options. Mr. Schiffel resigned effective August 18, 2006 and forfeited 9,700 options. The table below shows how much of the overall amount of the compensation cost is attributable to each award.

STOCK PERFORMANCE GRAPH*

The graph below compares the cumulative total stockholder return on Capstone's Common Stock with the cumulative total return of the Nasdaq Index and a peer group of small capitalization power technology companies ("SCPT")[1]. The stock price performance shown in the graph below is not indicative of potential future stock price performance. The Company believes that the Nasdaq Index and the SCPT provide an appropriate measure of the Company's Common Stock price performance.

The graph assumes an initial investment of $100 and reinvestment of quarterly dividends. No cash dividends have been declared on shares of the Company's Common Stock.

* *The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or incorporated by reference into any filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, except to the extent that the Company specifically requests that it be treated as soliciting material or incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.*



ASSUMES $100 INVESTED ON MARCH 31, 2002
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING MARCH 31, 2007

	Mar-02	Mar-03	Mar-04	Mar-05	Mar-06	Mar-07
CAPSTONE TURBINE CORP.	100	22	76	48	112	33
SCPT	100	37	79	65	71	42
NASDAQ MARKET INDEX	100	73	109	110	130	134

(1) The SCPT consists of the following companies, all traded on the NASDAQ Global Market, (except Beacon Power Corp. (BCON), which trades on the NASDAQ SmallCap Market): Active Power, Inc. (ACPW), BCON, FuelCell Energy, Inc. (FCEL) and Plug Power, Inc. (PLUG).

Stock Listing

Common Stock traded on NASDAQ: CPST

Transfer Agent

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
www.melloninvestor.com

Corporate Counsel

Waller Lansden Dortch & Davis
511 Union Street, Suite 2700
Nashville, TN 37219
www.wallerlaw.com

Independent Accountants

Deloitte & Touche LLP
350 South Grand Avenue, Suite 200
Los Angeles, CA 90071
www.us.deloitte.com

Annual Meeting of Stockholders

The Annual Meeting of Stockholders of Capstone Turbine Corporation will be held at 9:00 a.m., Friday, August 24, 2007 at The Radisson Hotel Chatsworth 9777 Topanga Canyon Boulevard Chatsworth, CA 91311

Directors of the Board

Eliot G. Protsch
Chairman; Senior Executive Vice President & Chief Financial Officer, Alliant Energy Corporation

Richard K. Atkinson
Senior Vice President & Chief Financial Officer, US BioEnergy Corporation

John V. Jaggers
General Partner, Sevin Rosen Funds

Darren R. Jamison
President & Chief Executive Officer

Noam Lotan
President & Chief Executive Officer, MRV Communications, Inc.

Gary D. Simon
Chairman, President & Chief Executive Officer, Acumentrics Corporation

Darrell J. Wilk
Instructor, Concordia University and Argosy University

Officers

Darren R. Jamison
President & Chief Executive Officer

Walter J. McBride
Executive Vice President & Chief Financial Officer

James D. Crouse
Executive Vice President, Sales & Marketing

Mark G. Gilbreth
Executive Vice President & Chief Technology Officer

Leigh L. Estus
Senior Vice President, Operations

Elizabeth M. Reynolds
Vice President, Chief Accounting Officer



21211 Nordhoff Street • Chatsworth • CA • 91311
818.734.5300 • Fax 818.734.5320
866.422.7786 • www.microturbine.com

This report contains "forward-looking statements," as that term is used in the federal securities laws, about Capstone's business, including statements regarding lower overall selling expense, improved market adoption, improved customer satisfaction and retention, improved buying power and reduction in material costs, the addition of [illegible]s, improved reliability, building a world-class service organization and meeting global needs for "green" distributed electrical generation. [illegible]ts are subject to numerous assumptions, risks and uncertainties that may cause Capstone's actual results to be materially different from [illegible] implied in such statements. These risks and uncertainties include those risks and uncertainties identified in Capstone's filings with the [illegible]mission, including its Annual Report on form 10-K filed on June 13, 2007. Capstone cautions you not to place undue reliance on [illegible]ts, which speak only as of the date of this report. Capstone undertakes no obligation to revise any forward-looking statements to [illegible] occurring after the initial release of this report or to reflect the occurrence of unanticipated events.

END